FINANCIAL HIGHLIGHTS

As at and for the three months ended September 30
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	2010	2009	% Change

Net loss	$(899)	$(138)	551
Net income attributed to participating policyholders	48	34	41
Net loss attributed to shareholders	$(947)	$(172)	451
Preferred share dividends	(19)	(21)	(10)
Net loss available to common shareholders	$(966)	$(193)	401

Premiums and deposits:
Premiums and deposits - targeted growth products
Life and health insurance premiums	$2,628	$2,486	6
Annuity and pension premiums	955	1,102	(13)
Segregated fund deposits	4,156	4,371	(5)
Mutual fund deposits	2,928	2,118	38
Institutional advisory account deposits	350	758	(54)
ASO premium equivalents	636	635	-
Group Benefits ceded	920	909	1
Other fund deposits	112	204	(45)
Premiums and deposits - targeted growth products	$12,685	$12,583	1
Premiums and deposits - products not targeted for growth	2,257	3,655	(38)
Total premiums and deposits	$14,942	$16,238	(8)

Funds under management
General fund	$205,241	$188,465	9
Segregated funds excluding institutional advisory accounts	198,524	184,846	7
Mutual funds	39,246	32,310	21
Institutional advisory accounts	22,890	24,004	(5)
Other funds	7,978	6,952	15
Total funds under management	$473,879	$436,577	9

			% of Total	% of Total
Capital			2010	2009
Liabilities for preferred shares and qualifying capital instruments	$4,028	$4,049	13	13
Non-controlling interest in subsidiaries	283	216	1	1
Equity
Participating policyholders' equity	139	103	-	-
Shareholders' equity
Preferred shares	1,422	1,419	5	5
Common shares	19,169	16,444	63	53
Contributed surplus	202	176	1	1
Retained earnings	9,932	12,235	32	40
Accumulated other comprehensive loss on AFS securities and translation of self-sustaining foreign operations	(4,582)	(3,917)	(15)	(13)
Total capital	$30,593	$30,725	100	100

Selected key performance measures
Basic earnings (loss) per common share	$(0.55)	$(0.12)
Diluted earnings (loss) per common share	$(0.55)	$(0.12)
Return on common shareholders' equity (annualized) 1	(15.4)%	(3.0)%
Book value per common share	$13.82	$15.29
Common shares outstanding (in millions)
End of period	1,772	1,623
Weighted average - basic	1,767	1,615
Weighted average - diluted	1,767	1,615

1 Return on common shareholders' equity is net income (loss) available to common shareholders divided by average common shareholders' equity excluding accumulated other comprehensive income (loss) on AFS securities and cash flow hedges.

Manulife Financial Corporation – Q3 2010 Report

MESSAGE TO SHAREHOLDERS

Our third quarter financial results reflect a quarter in which Manulife made considerable headway executing on its business plan to reposition the Company for future earnings and ROE growth.

We reported a net loss of $947 million driven in part by several notable items related to our annual review of actuarial methods and assumptions.  This included a significant reserve strengthening in our John Hancock Long-Term Care business following the completion of a comprehensive claims experience study. In addition, we recognized a goodwill impairment charge as a result of revisions to the outlook for our U.S. Insurance business. This impacted our reported net income but did not impact our regulatory capital. The Manufacturers Life Insurance Company ended the quarter with its Minimum Continuing Capital and Surplus Requirements (MCCSR) ratio at 234 per cent, an increase of 13 percentage points quarter-over-quarter, well above the regulator’s supervisory target of 150 per cent. Our capital remains a pillar of our strength.

Manulife continues to address its interest rate and equity market sensitivities.  In the quarter we acted to decrease our interest rate exposure, as measured by the impact to shareholders’ net income, by 19 per cent from that reported at June 30, 2010. We also increased the amount of in-force variable annuity guarantees hedged or reinsured to 54 per cent. Our goal is to execute additional hedges so that approximately 60 per cent of our underlying earnings sensitivity to equity market movements is hedged by the end of 2012, increasing to 75 per cent by 2014. In addition, our credit experience remained strong relative to market conditions.

Our success ultimately depends on our ability to grow our business.  Our decision to reallocate capital and resources to products targeted for growth yielded positive results in the quarter.  Manulife generated strong underlying earnings, with Adjusted Earnings from Operations in the high end of the $700 to 800 million per quarter range we estimated for fiscal 2010 in our 2009 Annual Report.

In the U.S. we continue to build very positive sales momentum.   Our U.S. Division increased Adjusted Earnings from Operations by 72 per cent over the third quarter of 2009, in part by evolving our product mix toward high return, fee-based products.  The U.S. Wealth Management segment closed the quarter with $181 billion of funds under management, within one per cent of its historic quarter-end high water mark (Q3 2007), fueled by strong growth at both John Hancock Mutual Funds and Retirement Plan Services.

In our Asia Division, sales of insurance products increased 50 per cent, with Japan insurance sales more than doubling prior year results.  In Canada, mutual funds continued their strong momentum with deposits of $320 million, almost triple the third quarter 2009 levels. Manulife Bank sales increased 13 per cent year-over-year and in Individual Insurance, there was an 11 per cent rise in sales of life insurance products.

We also launched branding programs designed to tell our story to Canadian and Asian audiences, adding to the highly successful John Hancock brand program in the United States.

Manulife’s Board recently held a Board meeting in China and met with Manulife’s partners there, signifying the strategic importance of Asia to Manulife’s future plans. The Board also reviewed and reaffirmed its support of the Company’s strategic direction and plans.

We will hold an Institutional Investor Day to provide additional details about our targets for future growth and profitability. The event will be conducted at our Toronto headquarters on November 19th and webcast live.  It will also be available for rebroadcast for those unable to participate on that day. Information can be found at manulife.com/presentations.

Our global business franchises remain strong and we are well positioned for future growth and profitability.

Donald A. Guloien
President and Chief Executive Officer

This message includes performance measures which are non-GAAP measures.  See "Performance and Non-GAAP Measures" in "Management's Discussion and Analysis" below.

Manulife Financial Corporation – Q3 2010 Report

SALES AND BUSINESS GROWTH HIGHLIGHTS

Asia Division

With the recovery from the economic crisis firmly established in Asia, we are successfully executing our strategy to invest in the accelerated growth of our Asia operations. Our insurance sales increased significantly, both in the quarter and year-to-date, but even more important for our long-term success is the continued expansion of our distribution capacity in both the agency and bank channels.

Asia Division reported record insurance sales in the third quarter of US$293 million, an increase of 50 per cent over the prior year1 on a constant currency basis2.   Highlights include:

•
Japan insurance sales set another record, more than doubling the prior year results on the continued success of a new product launch across all channels and driving exceptional growth in the bank channel along with continued growth in the managing general agent (MGA) channel.

•
Asia Other insurance sales were up nine per cent, compared to the third quarter of 2009, with record level insurance sales in Indonesia, the Philippines and Taiwan.  Indonesia sales were up 23 per cent driven by growth of the agency distribution channel, Taiwan up 77 per cent on the continued success of whole life product sales and the Philippines more than doubled the prior year on strong growth in agent manpower as well as growth in bank branch financial advisors in our ChinaBank joint venture.  Due to the loss of a distribution relationship in Singapore, sales declined significantly from the prior year, and partially offset the increases in the other ASEAN countries.  Excluding Singapore, Asia Other sales were up 21 per cent over prior year third quarter results.

•
In Hong Kong, insurance sales for the quarter were up seven per cent over the prior year and up 30 per cent year-to-date reflecting expansion of agency distribution, marketing activities and enhanced productivity.

Asia Division total wealth sales excluding variable annuities of US$632 million were 63 per cent higher on a constant currency basis over the prior year.  Highlights include:

•
Asia Other wealth sales increased 90 per cent over the prior year on a constant currency basis.  Manulife entered the asset management industry in China earlier this year with Manulife-TEDA (our new 49 per cent owned joint venture) and this quarter it contributed US$102 million of total wealth management sales.  Taiwan sales grew 51 per cent over the prior year on strong market acceptance of the Emerging Market High Yield Bond fund launched in September, which raised US$44 million during the IPO period. ASEAN countries wealth sales increased 28 per cent compared to the prior year driven by robust bancassurance sales in Indonesia due to expanded distribution combined with ongoing marketing efforts and record sales in the Philippines reflecting growth in the number of financial advisors in bank branches of our ChinaBank joint venture.

•
In October, MFC Global Investment Management launched two Qualified Foreign Institutional Investor (“QFII”) funds targeting the China equity and bond markets to fulfill the awarded quota from China’s State Administration of Foreign Exchange (“SAFE”) with both offerings receiving significant investor interest.

Asia Division continued to expand distribution capacity in the agency and bank channels.  Distribution highlights include:

•
Increasing the number of agents across Asia is critical to our growth strategy.  In the third quarter, we achieved a 20 per cent increase in agents over September 30, 2009 levels with Vietnam, China, the Philippines, Indonesia and Malaysia all experiencing double-digit growth.

•
Bank channel insurance sales for the quarter were six times the prior year’s level owing to strong growth in Japan as we successfully diversified from being almost exclusively focused on variable annuities in this channel to now being almost exclusively focused on insurance.  The bank channel has grown to represent an increasing portion of sales and in the third quarter accounted for 28 per cent of sales for the division as compared with 15 per cent last year.

·
 Manulife-Sinochem, our joint venture in China, opened the Tianjin branch and Linyi sales office for operations in July and as of September 30, 2010 is licensed to operate in 43 cities and 11 provinces.

1  References to the “prior year” are to the third quarter of 2009 unless the context otherwise requires.

2 Constant currency is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation – Q3 2010 Report

Canadian Division
Canadian Division continues to make good progress against the Company’s broader sales growth and diversification strategy.  In the third quarter, we saw continued sales momentum across our businesses in Canada, particularly in Manulife Mutual Funds, where deposits were almost triple third quarter 2009 levels. Manulife Bank sales increased by 13 per cent over the prior year and life insurance sales were up 11 per cent in Individual Insurance.  In September, we launched Manulife Trust Company, expanding opportunities for our advisors to cross-sell innovative banking and trust products to existing customers and also providing another avenue to introduce new customers to Manulife’s diverse portfolio of wealth management products.

We also continued to actively manage our risk exposures.  During the third quarter, we increased the hedging of our variable annuity in-force block and, as a result, 74 per cent of variable annuity guarantee value in Canada was hedged at the end of the quarter. In addition, in early October, we announced upcoming price increases to our universal life products in recognition of the current interest rate environment.

In Canada, individual wealth management sales (excluding variable annuities) increased by 22 per cent over the prior year to $1.7 billion in the third quarter.

•
Mutual funds continued their strong momentum with deposits of $320 million almost triple third quarter 2009 levels, led by funds focused on yield and safety, industry categories currently favoured by investors.  As expected, sales of fixed products continued at lower levels and were 13 per cent below the prior year.  This sustained shift in product mix reflects improved consumer confidence in investment markets, as well as our focused strategy to grow our mutual fund franchise.

•
During the quarter, Manulife Mutual Funds broadened its portfolio of offerings with the launch of six new funds – three bond funds, two equity funds and a balanced fund.  These new funds are managed by experienced fund managers who currently oversee other top performing and award winning funds in the Manulife Mutual Fund family.

•
Manulife Bank loan volumes of $1.2 billion were up five per cent from the second quarter and 13 per cent above the third quarter 2009 levels. This continued steady growth reflects the success of our integrated business strategy which includes strong distribution across a diverse advisor base supported by a well-received consumer advertising campaign. The business environment remains challenging with reduced activity in the Canadian housing market and aggressive competition across the financial industry to retain and attract business.

•
Manulife Trust Company, introduced by Manulife Bank in September, will initially offer Investment Savings Accounts and Guaranteed Investment Certificates, as well as preferred rate mortgages, through financial advisors to Canadians across all provinces.

Canadian Division Individual Insurance third quarter sales were $70 million, an increase of three per cent over the prior year.

•
Sales of recurring premium products increased five per cent over the prior year. Continued momentum in sales of permanent insurance products, including a return of the larger estate planning cases, drove an 11 per cent rise in sales of life insurance products.

•
We continued to see strong growth from our travel partners which drove a 12 per cent increase in single premium sales year-over-year. Single premium sales were up 73 per cent from second quarter levels reflecting normal seasonality in the travel business influenced by the upcoming winter vacation season.

•
In early October, with interest rates at historically low levels, Individual Insurance announced changes to certain universal life products, increasing prices on new business effective December 4, 2010.  In addition, minimum rate guarantees will be reduced effective March 2011.

Sales in the Canadian group businesses were mixed, reflecting normal volatility in the group market.

•
Group Benefits sales rose 18 per cent from the second quarter and were in line with the prior year.  Sales in the higher margin, small case segment continued the momentum gained during the second quarter and we are keenly focused on growth in this end of the market.

•
Group Retirement Solutions sales were down in the third quarter. In 2009, third quarter sales were boosted by strong results in the group annuity market which accounted for 70 per cent of our full year sales in this market, as well as the exit of a competitor from the industry.   In 2010, while we have met our market share targets in the group annuity market, activity is down across the industry reflecting the low interest rate environment.

Manulife Financial Corporation – Q3 2010 Report

U.S. Division

We continued to execute well on our U.S. Division strategy to reposition our business, adjusting our product mix toward higher return, fee-based products and services while re-pricing and re-designing other products to improve margins and reduce risk given the current challenging economic climate. Our strong underlying business along with product changes helped us to grow Adjusted Earnings from Operations by 72 per cent over the third quarter of 2009.  In the quarter, total wealth funds under management reached US$181 billion, within one per cent of our historic quarter-end high water mark. John Hancock Mutual Funds year-to-date sales exceeded US$7 billion, 55 per cent higher than the prior year. In our defined contribution business, Retirement Plan Services, year-to-date sales are up 24 per cent over the prior year and ending third quarter assets attained a record level of US$59 billion.

U.S. wealth sales, excluding variable annuities and book value fixed deferred annuities, in the third quarter of 2010 increased 10 per cent over the prior year to US$3.7 billion.

•
John Hancock Mutual Funds (“JH Funds”) sales were US$2.3 billion in the third quarter and US$7.2 billion year-to-date.  JH Funds has the 5th highest3 net new flows in the non-proprietary market segment year-to-date through August 30, 2010.  This compared to 26th place for the same period in 2009.  The 26 per cent increase in sales in the third quarter and 55 per cent increase year-to-date compared to the prior year was attributable to a broad diversified offering of competitive funds distributed through the Retail, Institutional and Defined Contribution – Investment Only (DCIO) channels and improved market conditions.  Year-to-date sales in 2010 have exceeded full year 2009 sales and are on pace for a record year.  As of September 30, 2010, JH Funds offered 20 Four or Five Star Morningstar4 rated mutual funds.  Funds under management for JH Funds have increased to US$31.6 billion as of September 30, 2010, a 23 per cent increase over the last 12 months.

•
John Hancock Retirement Plan Services (“JH RPS”) ended the third quarter with funds under management at record levels, increasing to US$59.2 billion, up 14 per cent from the prior year. The record was attributable to improved market performance and strong net sales totaling US$2.4 billion for the last four quarters.  Sales of US$1.1 billion in the third quarter were lower than the prior year due to a reduction in new plans sold, a direct reflection of the continuing sluggish recovery of the U.S. economy.  On a year-to-date basis sales increased 24 per cent to US$3.6 billion compared to the prior year.  Recurring customer contributions in the third quarter increased by three per cent over the prior year, a growth trend which began in the second quarter reversing several quarters of decline driven by the downturn in the economy.

•
The John Hancock Lifestyle Portfolios offered through our mutual fund and 401(k) products continued to perform well with rankings of 14th, 17th, 24th, 25th, and 27th percentiles of their Morningstar peer groups for the year-to-date period ending September 30, 2010 for Growth, Conservative, Moderate, Balanced and Aggressive, respectively5.  Lifestyle funds led JH Funds sales with over US$946 million in the first nine months of 2010, a 68 per cent increase over the prior year.  Lifestyle and Lifecycle Portfolios offered through the 401(k) products continued to be the most attractive offerings, with US$5.3 billion or 59 per cent of premiums and deposits in the first nine months of 2010.

•
Annuity sales year-to-date of US$2.0 billion and US$1.1 billion for variable and fixed annuities were down 55 per cent and 57 per cent, respectively, from the prior year as a result of de-risking initiatives and the unattractiveness of products yielding fixed returns in a low interest rate environment.

In the U.S. Insurance segment, we are significantly repositioning the business and pulling back or eliminating products that give rise to earnings sensitivity or produce low returns on capital employed.  As a result of these actions, total U.S. insurance sales in the third quarter of 2010 were US$173 million, a decline of 29 per cent compared to the prior year.

•
John Hancock Life (“JH Life”) has been successful in executing on its business transition plan to improve margins and reduce interest rate risk. Third quarter sales declined 39 per cent compared to the prior year as JH Life realized the impact of price increases implemented on certain guaranteed products as well as the launch of new universal life products with improved risk characteristics. Sales of universal life products with no-lapse guarantees declined 66 per cent in the third quarter compared to the prior year, while sales of other universal life

3	Source: Strategic Insight Simfund. Net new flows is calculated including only John Hancock retail-long term open end funds, excluding money market funds and covers only classes A, B, C, and I shares.

4
For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10-year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

5
The Morningstar percentile ranking compares a Fund's Morningstar risk and return scores with all the Funds in the same Category, where 1= Best and 100= Worst. The rankings above are based on the period from 1/1/10 to 9/30/10 for John Hancock Lifestyle Portfolios, Class A Load-waived Shares. Lifestyle Aggressive was ranked 543 out of 2,035 funds in the Large Cap Blend category, Lifestyle Growth was ranked 273 out of 2,035 funds in the Large Cap Blend category, Lifestyle Balanced was ranked 282 out of 1,147 funds in the Moderate Allocation category, Lifestyle Moderate was ranked 159 out of 670 funds in the Conservative Allocation category, and Lifestyle Conservative was ranked 117 out of 670 funds in the Conservative Allocation category.

Manulife Financial Corporation – Q3 2010 Report

products increased 20 per cent. Additional price increases were recently announced on universal life products with no-lapse guarantees to be launched in the first quarter of 2011 and further enhancements to other products are planned as JH Life’s business transition continues.

•
John Hancock Long-Term Care (“JH LTC”) sales increased 20 per cent in the third quarter compared to the prior year, driven by sales of retail products which increased in advance of June new business price increases taking effect. As a result of the recently completed claims experience study and the continuing low interest rate environment, JH LTC has temporarily suspended new group sales and is planning other retail product changes. JH LTC sales are expected to decline in the fourth quarter of 2010. In addition, JH LTC will be raising premiums on in-force business and is actively working with regulators to implement increases that are on average 40 per cent and affect the majority of the in-force business.

MFC Global Investment Management (“MFC GIM”)

MFC GIM ended the third quarter with assets under management for external parties of $121.3 billion, an increase of $4.7 billion from the end of the second quarter. This increase was driven by net sales and positive market performance, partially offset by the weakening of the U.S. dollar.

In the third quarter, MFC GIM received significant recognition for strong investment performance. During the quarter, the number of Morningstar Four and Five star funds managed by the firm increased from 33 to 40. MFC GIM was also recognized by a number of publications in the third quarter.

Manulife Financial Corporation – Q3 2010 Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHTS

(Unaudited)

	Quarterly Results
	3Q10	2Q10	3Q09
Loss Attributed to Shareholders (C$ millions)	(947)	(2,378)	(172)
Loss Available to Common Shareholders (C$ millions)	(966)	(2,398)	(193)
Loss per Common Share (C$)	(0.55)	(1.36)	(0.12)
Return on Common Shareholders’ Equity (1) (%, annualized)	(15.4)	(36.4)	(3.0)
Premiums and Deposits(1) (C$ millions) •Insurance products targeted for growth	4,555	4,290	4,400
•Wealth products targeted for growth	8,130	9,313	8,183
•Insurance products not targeted for growth6	930	1,024	1,090
•Wealth products not targeted for growth (variable annuities and book value fixed deferred annuities)	1,327	1,647	2,565
Funds under Management (1) (C$ billions)	473.9	453.9	436.6
Capital (1) (C$ billions)	30.6	32.3	30.7

(1)          This item is a non-GAAP measure.  For a discussion of our use of non-GAAP measures, see “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation (“MFC”) reported a net loss attributed to shareholders of $947 million for the third quarter ended September 30, 2010, equating to a fully diluted loss per share of $0.55.  For the third quarter of 2009, MFC reported a net loss of $172 million or $0.12 per share.

Third quarter of 2010

The net loss attributed to shareholders of $947 million included the following notable items:

•	Net gains of $1,041 million related to higher equity markets and lower interest rates.

•	Charges of $2,031 million related to basis changes resulting from the annual review of all actuarial methods and assumptions.

•	A $1,039 million (US$1,000 million) goodwill impairment charge on our U.S. Insurance business related to the economic outlook and the repositioning of that business.

•	Other notable items netted to a $303 million gain and are described in more detail below.

After adjusting for these notable items, adjusted earnings from operations7 was $779 million.

Adjusted Earnings from Operations

Third Quarter Actual Adjusted Earnings from Operations and Reconciliation with GAAP Measure

Adjusted earnings from operations for the third quarter of 2010 was $779 million, which is within the estimate in our 2009 Annual Report of between $700 million and $800 million for each of the quarters of 2010.

Adjusted earnings from operations is a non-GAAP financial measure. Because adjusted earnings from operations excludes the impact of market conditions, it is not an indicator of our actual results which continue to be affected materially by the volatile equity markets, changes in interest rates and current economic conditions.

6   JH Life universal life with no-lapse guarantees and guaranteed non par whole life products as well as products in JH LTC.

7 Adjusted earnings from operations is a non-GAAP measure. See “Third Quarter Actual Adjusted Earnings from Operations and Reconciliation with GAAP Measure” below.

Manulife Financial Corporation – Q3 2010 Report

The following table reconciles adjusted earnings from operations to our reported net loss for the third quarter:

(C$ millions)	Gain(loss)
Reported net loss attributed to shareholders	$(947)

Notable items:
Net impact of higher equity markets and lower interest rates on:
•The variable annuity (“VA”) guarantee business that is not in our hedge program(1)	$700
•General fund equity investments supporting policy liabilities and on fee income (1) (2)	128
•Fixed income re-investment assumptions used in the determination of policy liabilities due to the decline in interest rates(2)	(356)
•Gains realized on the sale of bonds classified as available-for-sale (“AFS”) (3)	569
Total net impact of equity markets and interest rates	$1,041
Changes in actuarial methods and assumptions	(2,031)
Goodwill impairment charge related to U.S. Insurance (US$1,000)	(1,039)
Other favourable investment experience (2)	364
Losses on the hedged portion of the variable annuity business	(83)
Other net losses on the hedged variable annuity block	(62)
Tax related gains on closed tax years and net policyholder experience gains	128
Changes in currency rates(4)	(44)
Total notable items	$(1,726)
Adjusted Earnings from Operations	$779

(1)
Adjusted earnings from operations exclude the earnings impact from equity market changes that differ from our best estimate assumptions of growth of 7.25% per annum in Canada, 8.0% per annum in the U.S., 5.0% per annum in Japan and 9.5% per annum in Hong Kong.

(2)
As outlined in our accounting policies, policy liabilities represent our estimate of the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (other than income taxes) and expenses on policies in-force. Under Canadian GAAP, the determination of policy liabilities is based on an explicit projection of cash flows using current best estimate assumptions for each material cash flow item and contingency. Investment returns are projected using the current asset portfolios and projected re-investment strategies. Each assumption is adjusted by a margin for adverse deviation.  As a result of this methodology, experience gains (losses) arise when equity, interest rate, credit and other non-fixed income returns differ from our best estimate policy liability assumptions.

(3)	During the third quarter the Company recognized gains of $569 million on the sale of bonds classified as AFS, partly offsetting the impact of interest rate related charges in 2010.

(4)
Adjusted earnings from operations exclude the impact of changes in currency exchange rates from those in effect at June 30, 2009 when we originally provided our estimate of this amount.  Since that time, the Canadian dollar has strengthened and the Canadian dollar equivalent of one U.S. dollar has declined from $1.1625 as at June 30, 2009 to $1.0298 as at September 30, 2010.  The average daily exchange rate for the quarter was $1.039052.  This decline has increased the reported net loss by $44 million during the quarter.

Impact of higher equity markets and lower interest rates

The table above highlights the extent to which shareholders’ net income is sensitive to changes in equity markets and interest rates.

The higher equity markets, partially offset by lower interest rates, in the third quarter, resulted in net gains of $700 million related to the valuation of our variable annuity guarantee business that is not in our hedge program, thereby reversing some of the losses taken in the prior quarter.  The equity market growth also favourably impacted general fund equity investments and fee income.

The decline in interest rates during the quarter resulted in a charge of $356 million.  During the quarter, U.S. 10 and 30 year government bond rates declined by 42 basis points and 20 basis points, respectively; U.S. corporate bonds declined by a similar amount; and swap rates declined by a slightly larger amount.  As a result of actions in the quarter to significantly reduce the interest rate sensitivity, including lengthening the duration of the portfolio of assets supporting policy liabilities by trading activities involving selling bonds and purchasing longer duration bonds as well as purchasing forward starting swaps, the amount of the charge in the quarter was significantly lower than it would have been in previous quarters.  While the investing activities to lengthen the portfolio occurred during the quarter, we have measured both the impact of the changes in interest rates and the impact of the changes to the investment portfolio supporting the policy liabilities (see “Other favourable investment experience” below), assuming that the activity took place at the beginning of the quarter. To the extent we had assumed this investing activity took place at the end of the quarter, our loss attributable to interest rate changes during the quarter would have been larger and would have been exactly offset by higher income attributable to Other favourable investment experience.

In addition, the Company sold bonds that were designated as AFS and realized gains of $569 million, partially offsetting the impact of losses arising in the liability segments from the decline in interest rates.

As part of the actions taken in the third quarter to mitigate the impact of interest rate changes, the Company also lengthened the duration of the assets in the Corporate and Other segment.  While the Company’s exposure to a

Manulife Financial Corporation – Q3 2010 Report

potential decline in interest rates, as measured by the impact on shareholders’ net income, does not include the impact of the fair value change on the fixed income investments classified as AFS, the economic exposure (measured by the impact on shareholders’ economic value) does.  In other words, the long bonds in the Corporate and Other segment are a partial offset to the economic exposure in the liability segments.

To reduce equity exposure, the Company also sold a net $447 million of equities classified as AFS and invested the proceeds in long duration fixed income investments in the Corporate and Other segment.  It is noted that $55 million of gains on AFS equities is included in adjusted earnings from operations.

Changes in actuarial methods and assumptions

The Company completed its annual review of all actuarial methods and assumptions in the third quarter, resulting in a total net charge of $2,031 million.  These charges included:

•
$755 million related to our John Hancock Long-Term Care (“JH LTC”) business where we completed a comprehensive long-term care claims experience study, including estimated favourable impacts of in-force rate increases,

•	$665 million with respect to increased equity volatility parameters and changes to bond return assumptions used to model variable annuities, and

•	$309 million related to lower ultimate reinvestment rates (“URR”) as a result of the current low interest rate environment, net of changes in the corporate spread grading methodology.

The results of the annual review are discussed in more detail in the section “Accounting Matters and Controls - Critical Accounting and Actuarial Policies - Review of Actuarial Methods and Assumptions” below.

Goodwill impairment charge

In the third quarter of 2010, in response to the decision to reposition the U.S. Insurance segment as well as our revised financial outlook for the U.S., the Company took a goodwill impairment charge of $1,039 million (US$1,000 million).  This non-cash charge recorded in our Corporate and Other Segment does not have any impact on regulatory capital as goodwill is excluded from the determination of our Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio.  For further details, refer to the “Accounting Matters and Controls” section below.

We expect to record an additional $2.2 billion of goodwill impairment under International Financial Reporting Standards (“IFRS”), which will be reflected in retained earnings when we begin to report under IFRS in 2011.  Please refer to “Future Accounting and Reporting Changes - Transition to International Financial Reporting Standards:” below for implications of goodwill impairment testing under IFRS.

Other favourable investment experience

The other net favourable investment experience is primarily attributed to the impact on policy liabilities of the fixed income investment activities to lengthen the duration of fixed income assets supporting policy liabilities.

The Company’s fixed income portfolio continued to perform very well relative to overall market conditions.  Net credit impairments of $17 million and charges related to credit downgrades of $9 million were less than the expected credit losses assumed in the valuation of policy liabilities.

In addition, real estate, timber and agriculture holdings also reported favourable results for the quarter, but were offset by lower earnings from our oil and gas holdings.

Losses on the hedged portion of the variable annuity business

As outlined in the Capital Markets Hedging Program section of our 2009 Annual Report, the profit (loss) of the hedge instruments will not fully offset the losses (gains) related to the guaranteed liabilities hedged, in any particular quarter, for a number of reasons.  In the third quarter, the loss of $83 million was primarily due to the un-hedged interest rate sensitivity and the impact of higher volatility.

Other net losses on the hedged variable annuity block

Our capital markets hedging program is designed to hedge the economic sensitivity of the best estimate cash flows.  The sensitivity of the provision for adverse deviation is not hedged, nor is the sensitivity of any changes to the best estimate cash flows that are not input to the hedge program on a real time basis.  In the third quarter of 2010, the impact of not hedging these amounts was a loss of $62 million.

Manulife Financial Corporation – Q3 2010 Report

Tax related gains on closed tax years and net policyholder experience gains
Gains of $101 million were booked in the third quarter relating to the closure of prior year tax issues. Policyholder experience was a gain of $27 million for the quarter with most insurance businesses reporting favourable claims experience.

Third quarter of 2009

Shareholders’ net loss was $172 million in the third quarter of 2009.   The loss was driven by $1,222 million of charges related to the decline in interest rates and $783 million from the review of actuarial methods and assumptions, partially offset by $1,265 million of gains related to the increase in the equity markets.  Adjusted earnings from operations for the third quarter of 2009 was $736 million.

Loss per Share and Return on Common Shareholders’ Equity8

The loss per common share for the third quarter of 2010 was $0.55 compared to a loss per share of $0.12 for the third quarter of 2009.  The return on common shareholders’ equity was minus 15.4 per cent for the third quarter of 2010 (minus 3.0 per cent for the third quarter of 2009).

Premiums and Deposits9

Our premiums and deposits (“P&D”) results are in line with our strategy of accelerating the growth of products that have favourable return on capital and that reduce risk while at the same time pulling back or eliminating products that give rise to earnings sensitivity or produce low returns on capital employed in the current environment.  To measure progress on these goals, we separately report the P&D of product lines we are targeting to grow from those that we are constraining.

•
Total Company P&D for insurance products that we are targeting to grow was up five per cent, on a constant currency basis, over the prior year to $4.6 billion for the third quarter of 2010. P&D reflects both P&D received on new sales10 as well as the recurring P&D on the growing in-force business.

•	Total Company P&D for the insurance lines we are not targeting to grow was $0.9 billion, a decrease of ten per cent from the prior year on a constant currency basis and due to lower sales.

•
Total Company P&D for the wealth businesses we are targeting to grow was $8.1 billion for the third quarter of 2010, an increase of four per cent over the prior year on a constant currency basis.  The growth in mutual funds was offset by lower fixed product sales in both the U.S. and Canada as well as lower sales in Group Retirement Solutions.

•
Total Company P&D for the wealth products we are not targeting to grow (VA and book value fixed deferred annuity products) amounted to $1.3 billion for the third quarter of 2010, a decrease of 47 per cent from the prior year on a constant currency basis.

Funds under Management 11

Total funds under management as at September 30, 2010 were $473.9 billion, an increase of $37.3 billion over September 30, 2009.  Contributing to the 12 month increase of $37.3 billion were $14 billion of net positive policyholder cash flows; $39 billion related to investment returns; $1.8 billion or 49 per cent of ABN AMRO TEDA Fund Management Co. Ltd.’s (“Manulife TEDA”) assets under management; $2 billion of senior and medium term notes and $2.5 billion of common share issuances.  These items were partially offset by the $12 billion impact of the stronger Canadian dollar; $6 billion of expenses, commissions and taxes; and a $1 billion credit facility repayment.

Capital12

Total capital was $30.6 billion as at September 30, 2010, $0.1 billion lower than $30.7 billion as at September 30, 2009.  Capital increased as a result of $2.5 billion of common shares issued and $0.1 billion of net unrealized gains on AFS assets.  These increases were offset by the $0.7 billion negative impact of the strengthened Canadian dollar, $1.3 billion of net losses and $0.7 billion of shareholder dividends paid in cash.

The Manufacturers Life Insurance Company’s (“MLI”) consolidated regulatory capital ratio, MCCSR, was 234 per cent as at September 30, 2010, an increase of 13 points from 221 per cent as at June 30, 2010.  The increase was primarily the result of the $2 billion of debt raised in the third quarter by MFC and deployed to MLI, coupled with strong investment related gains and underlying earnings which more than offset the policy reserve strengthening.

8	Return on common shareholders’ equity is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

9 Premiums and deposits is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

10	Sales is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

11 Funds under management is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

12 Capital is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation – Q3 2010 Report

Credit Ratings

The Company’s insurance company financial strength ratings are amongst the strongest enjoyed by public life insurance companies globally.  Maintaining strong credit ratings on the debt and preferred shares issued by MFC and its subsidiaries allows us to access the capital markets at competitive pricing levels.  Should these credit ratings materially decrease, our cost of funds may increase and our access to funding and capital through the capital markets could be reduced.

Manulife Financial’s insurance operating companies have strong ratings from the credit rating agencies for financial strength and claims paying ability.  Maintaining strong ratings on the debt and preferred shares issued by MFC and its subsidiaries allows us to access the capital markets at competitive pricing levels.  Should these credit ratings decrease materially, our cost of funds may increase and our access to funding and capital through the capital markets could be reduced.

Manulife Financial, like many of its industry peers, has experienced rating downgrades during the global economic turmoil.  During the third quarter of 2010, Standard and Poor's (“S&P”) lowered the AA+ financial strength ratings of our insurance operating companies to AA and maintained a negative outlook, Moody's placed our Aa3 insurance operating company ratings under review, Fitch lowered our insurance operating company ratings from AA to AA- and changed the outlook from negative to stable and A.M. Best placed our financial strength rating of A+ and our issuer credit rating of “aa” under review.  DBRS confirmed our Claims Paying Ability rating at IC-1 with a stable outlook and downgraded MFC’s Non-Cumulative Preferred Shares and Medium Term Notes ratings by one notch to Pfd-2 (high) and A (high) respectively, with a stable trend.

Subsequent to the third quarter of 2010, Fitch and DBRS affirmed their ratings, S&P placed the AA financial strength ratings of our insurance operating companies on credit watch with negative implications, and Moody’s lowered the financial strength ratings of our insurance operating companies from Aa3 to A1 and assigned a stable outlook.  The conclusion of S&P’s credit watch and A.M. Best’s review may result in no change in the respective ratings, or may result in a downgrade of the Company’s insurance operating company financial strength ratings and/or the issuer credit ratings of MFC and its subsidiaries.

The following table summarizes the financial strength and claims paying ability ratings of MLI and certain of its subsidiaries as at November 10, 2010.

Financial Strength/Claims Paying Ability Ratings

	S&P	Moody’s	DBRS	Fitch	A.M. Best
The Manufacturers Life Insurance Company	AA	A1	IC-1	AA-	A+
John Hancock Life Insurance Company (U.S.A.)	AA	A1	Not Rated	AA-	A+
Manulife (International) Limited	AA	Not Rated	Not Rated	Not Rated	Not Rated
Manulife Life Insurance Company (Japan)	AA	Not Rated	Not Rated	Not Rated	Not Rated

Manulife Financial Corporation – Q3 2010 Report

PERFORMANCE BY DIVISION

U.S. Insurance

	Quarterly Results
Canadian dollars	3Q10	2Q10	3Q09
Net Income (Loss) Attributed to Shareholders (millions)	206	(720)	(601)
Premiums & Deposits (millions)	1,809	1,774	2,020
Funds under Management (billions)	77.3	75.3	66.3

U.S. dollars
Net Income (Loss) Attributed to Shareholders (millions)	199	(701)	(547)
Premiums & Deposits (millions)	1,741	1,727	1,838
Funds under Management (billions)	75.1	71.0	61.8

U.S. Insurance reported net earnings attributed to shareholders of US$199 million for the third quarter of 2010, compared to a net loss of US$547 million for the prior year. Included in the third quarter of 2010 are net experience gains of US$41 million (2009 – losses of US$557 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions.  Excluding these items, net income attributed to shareholders increased by US$148 million primarily due to lower new business strain, favourable John Hancock Life claims experience and improved JH LTC claims experience following the update in the annual review of policy liability assumptions for the results of a comprehensive long-term care claims experience study. The year-to-date net loss attributed to shareholders was US$376 million compared with a net loss of US$1,162 million for the first three quarters of 2009.

Premiums and deposits for the third quarter were US$1.7 billion, US$0.1 billion or five per cent lower than the third quarter of 2009 primarily due to lower levels of universal life sales partially offset by higher Federal Long Term Care Insurance Program deposits where, effective late 2009, John Hancock became the sole carrier.

Funds under management as at September 30, 2010 were US$75 billion, up 21 per cent from September 30, 2009 due to business growth over the last 12 months, an increase in the market value of funds under management and the deposit received in the fourth quarter of 2009 related to the Federal Long Term Care Insurance Program.

U.S. Wealth Management

	Quarterly Results
Canadian dollars	3Q10	2Q10	3Q09
Net Income (Loss) Attributed to Shareholders (millions)	340	(504)	593
Premiums & Deposits (millions)	6,455	6,857	7,169
Funds under Management (billions)	186.4	178.2	176.5

U.S. dollars
Net Income (Loss) Attributed to Shareholders (millions)	328	(490)	541
Premiums & Deposits (millions)	6,210	6,674	6,531
Funds under Management (billions)	181.0	168.0	164.6

U.S. Wealth Management reported net income attributed to shareholders of US$328 million for the third quarter of 2010, compared to net income of US$541 million for the prior year.  Included in the third quarter of 2010 are net experience gains of US$171 million (2009 – US$393 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions.  Excluding these items, net income attributed to shareholders increased by US$9 million.  Higher fee income in John Hancock Wealth Asset Management (JH Retirement Plan Services and JH Mutual Funds) from higher average assets under management was partially offset by the costs associated with the hedging of additional in-force variable annuity guaranteed value in the last 12 months.  The year-to-date net income attributed to shareholders was US$174 million compared with US$1,365 million for the first three quarters of 2009.

Premiums and deposits, excluding variable annuities and book value fixed deferred annuities, for the third quarter were US$5.6 billion, up eight per cent from US$5.1 billion for the third quarter of 2009, driven by higher sales in John Hancock Wealth Asset Management. Premiums for book value fixed deferred annuities declined US$0.6 billion as a result of the suspension of new sales. Premiums and deposits of variable annuities were US$0.6 billion, down US$0.2 billion from the third quarter of 2009 as a result of ongoing risk management initiatives.

Funds under management as at September 30, 2010 were US$181 billion, up 10 per cent from September 30, 2009. The increase was driven by a combination of investment returns and net policyholder cash flows over the last 12 months.

Manulife Financial Corporation – Q3 2010 Report

Canadian Division

	Quarterly Results
Canadian dollars	3Q10	2Q10	3Q09
Net Income (Loss) Attributed to Shareholders (millions)	358	(344)	113
Premiums & Deposits (millions)	3,812	3,991	4,075
Funds under Management (billions)	109.2	104.1	101.1

Canadian Division reported net income attributed to shareholders of $358 million for the third quarter of 2010, up $245 million from $113 million reported for the prior year.  The net income for the third quarter of 2010 included net experience gains of $100 million (2009 – losses of $203 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions.

Excluding these items, net income attributed to shareholders declined by $58 million. Strong sales growth in Individual Insurance and mutual funds, in combination with lower sales of variable annuities and declining market yields, drove higher strain on new business which reduced earnings in the quarter. The positive impact from growth in asset levels in our wealth management operations and Manulife Bank was offset by costs associated with hedging variable annuity guarantees and less favourable lapse experience than a year ago.  The year-to-date net income attributed to shareholders was $315 million compared with $361 million for the same period of 2009.

Premiums and deposits, excluding variable annuities, for the quarter were $3.3 billion, consistent with the third quarter of 2009.  Retail mutual fund deposits were almost triple third quarter 2009 levels as consumers continued to favour funds targeting yield and safety.   The growth in mutual funds was offset by lower sales of fixed rate wealth management products relative to a year ago.  In 2009, group retirement sales were boosted by strong sales in the group annuity market as compared to 2010 when industry activity declined as a result of the low interest rate environment; and by the exit of a competitor from the Canadian market.  Deposits for variable annuity products for the quarter were $0.5 billion compared to $0.8 billion in the same period in 2009.

Funds under management as at September 30, 2010 were $109.2 billion, up eight per cent from September 30, 2009. The increase reflects the impact of equity market appreciation and the decline in interest rates on reported asset values, as well as growth across the division driven by positive net sales in wealth products over the past twelve months.

Asia Division
	Quarterly Results
Canadian dollars	3Q10	2Q10	3Q09
Net Income (Loss) Attributed to Shareholders (millions)	567	(710)	417
Premiums & Deposits (millions)	2,265	2,351	1,949
Funds under Management (billions)	67.0	61.8	58.4

U.S. dollars
Net Income (Loss) Attributed to Shareholders (millions)	546	(693)	380
Premiums & Deposits (millions)	2,184	2,285	1,775
Funds under Management (billions)	65.0	58.2	54.5

Asia Division reported net income attributed to shareholders of US$546 million for the third quarter of 2010 was US$166 million higher than the US$380 million reported a year earlier.  Net income for the third quarter of 2010 included net experience gains of US$327 million (2009 – US$166 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions.  Excluding these items, net income attributed to shareholders grew by US$5 million primarily due to new business and in-force growth in Japan and Indonesia. The year-to-date net income attributed to shareholders was US$265 million compared with US$1,256 million for the first three quarters of 2009.

Premiums and deposits, excluding variable annuities, for the third quarter of 2010 were US$2.0 billion, up 33 per cent from US$1.5 billion reported in the third quarter of 2009.  Higher premiums and deposits were fueled by strong insurance premiums growth from all territories, a result of continued distribution channel expansion and successful new product launches. Mutual fund sales growth was driven by the recently acquired asset management joint venture in China, Manulife TEDA, and higher mutual fund sales in Taiwan and Hong Kong.  Premiums and deposits for variable annuity products for the third quarter were US$156 million, down from US$247 million reported in the third quarter of 2009.

Funds under management as at September 30, 2010 were US$65.0 billion, up 19 per cent from September 30, 2009. Growth was driven by net policyholder cash inflows of US$3.4 billion across the territories in the past 12 months, higher investment returns due primarily to recovering markets and assets under management of US$1.8 billion related to the acquired 49 per cent interest in Manulife TEDA.

Manulife Financial Corporation – Q3 2010 Report

Reinsurance Division

	Quarterly Results
Canadian dollars	3Q10	2Q10	3Q09
Net Income Attributed to Shareholders (millions)	36	4	65
Premiums & Deposits (millions)	251	241	267

U.S. dollars
Net Income Attributed to Shareholders (millions)	35	4	59
Premiums & Deposits (millions)	241	234	243

Reinsurance Division’s net income attributed to shareholders for the third quarter of 2010 was US$35 million compared to US$59 million for the prior year.  The net income for the third quarter of 2010 included net experience gains of US$8 million (2009 – loss of US$16 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions.  Excluding these items, net income attributed to shareholders declined by US$48 million, primarily attributable to unfavourable claims experience driven by a significant increase in the number and amount of large Life Reinsurance claims reported and lower gains experienced on the segregated fund guarantees due to the stronger U.S. equity market performance in the third quarter of 2009.  The year-to-date net income attributed to shareholders was US$90 million compared with US$145 million for the first three quarters of 2009.

Premiums for the third quarter were US$241 million, down one per cent from US$243 million reported in the third quarter of 2009.  The decline is mainly due to lower Life Reinsurance premiums resulting from fluctuations in client reporting partly offset by higher International Group Program premiums where the positive impact from higher volumes was largely dampened by a weakened Euro against the U.S. dollar.

Corporate and Other

	Quarterly Results
Canadian dollars	3Q10	2Q10	3Q09
Net Loss Attributed to Shareholders (millions)	(2,454)	(104)	(759)
Funds under Management (billions)	31.3	32.0	31.5

Corporate and Other is comprised of the earnings on assets backing capital, net of amounts allocated to operating divisions, changes in actuarial assumptions and model enhancements, Investment Division’s external asset management business, the John Hancock Accident and Health operation and other non-operating items.

Corporate and Other reported a net loss attributed to shareholders of $2,454 million for the third quarter of 2010 compared to a net loss of $759 million for the prior year.

The current quarter’s net loss included a number of notable items:

•	Changes in actuarial methods and assumptions of $2,031 million,
•	Charges related to the impairment of goodwill related to the U.S. insurance segment of $1,039 million, and
•	Gains of $569 million on the sale of bonds.

Excluding these items earnings for Corporate and Other for the third quarter were $47 million.

The loss of $759 million in the third quarter of 2009 included charges related to changes in actuarial methods and assumptions of $783 million.  Excluding these items earnings for Corporate and Other were $24 million for the prior year. The year-to-date net loss attributed to shareholders was $2,681 million compared with a net loss of $1,635 million for the first three quarters of 2009.

Funds under management of $31.3 billion as at September 30, 2010 include assets managed by MFC Global Investment Management (“MFC GIM”) on behalf of institutional clients of $22.9 billion as at September 30, 2010 compared to $24 billion as at September 30, 2009.  MFC GIM also manages $98.2 billion of assets that are included in the segregated funds, mutual funds and other managed funds of the operating divisions, an increase of $16.4 billion from the prior year of $81.8 billion.  The $31.3 billion of funds under management includes $8.6 billion of the Company’s own funds compared with $7.7 billion as at September 30, 2009.  The increase of $900 million relates to the share and debt issuances over the past 12 months, partially offset by the impact of the strengthened Canadian dollar.

Manulife Financial Corporation – Q3 2010 Report

Risk Management

Overview

Manulife Financial is a financial institution offering insurance, wealth and asset management products and services, which subjects the Company to a broad range of risks.  We manage these risks within an enterprise-wide risk management framework.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management” and “Critical Accounting and Actuarial Policies” in Management’s Discussion and Analysis (“MD&A”) in our 2009 Annual Report and the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports.

Capital Markets Risk Management Strategies
The Company has a goal of executing additional hedges so that approximately 60 per cent of our underlying earnings sensitivity to equity market movements is hedged by the end of 2012 (as compared to approximately 25 per cent as at September 30, 2010) and approximately 75 per cent of our underlying earnings sensitivity to equity market movements is hedged by the end of 2014 through a combination of time-scheduled and market-trigger based actions.

The Company expects to take actions that would further reduce its interest rate exposures as measured by the impact on shareholders’ net income by approximately one-quarter by the end of 2012 and by approximately one-half by the end of 2014. As measured by the impact on shareholders’ economic value the exposures would be reduced by approximately one-third by the end of 2012 and by approximately two-thirds by the end of 2014, through a combination of time-scheduled and market-trigger based actions.

Caution related to risk exposures
The risk exposure measures expressed below primarily include the sensitivity of shareholders’ economic value and net income attributed to shareholders. These risk exposures include the sensitivity due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting our assets and liabilities at that date and the actuarial factors, investment returns and investment activity we assume in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. For these reasons, these sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below.  Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.  Given the nature of these calculations, we cannot provide assurance that the actual impact on shareholders’ economic value or net income attributed to shareholders will be as indicated.

General Fund – Risk Exposure Measures

i)  Impact of changes in interest rates on shareholders’ economic value13

The impact on shareholders’ economic value as a result of interest rate movements on the assets and liabilities in the general fund is calculated as the change in the net present value of future after-tax cash flows related to assets including fixed income securities designated as AFS, derivatives, policy premiums, benefits and expenses, all discounted at market yields for bonds of a specified quality rating and adjusted for tax.

The table below shows the potential impact on shareholders’ economic value of an immediate change of one per cent in government, swap and corporate rates at all maturities across all markets with no change in spreads between government, swap and corporate rates, and with a floor of zero on the interest rates.

1% change in interest rates (1)
As at	September 30, 2010		June 30, 2010		December 31, 2009
(Canadian $ in millions)	Decrease	Increase	Decrease	Increase	Decrease	Increase
Insurance	$(1,960)	$1,140	$(2,400)	$1,550	$(2,070)	$1,300
Wealth Management excluding variable annuities	(200)	80	(200)	120	(210)	110
Variable annuity guarantee business(2)	(620)	240	(580)	280	(130)	90
Shareholders' equity account	1,060	(820)	730	(580)	540	(400)
Total	$(1,720)	$640	$(2,450)	$1,370	$(1,870)	$1,100

(1) See “Caution related to risk exposures” above.

(2) The increases in the sensitivities from December 31, 2009 to September 30, 2010 were in part due to the increase in the policy liabilities for variable annuity guarantees.  In addition, the September 30, 2010 and June 30, 2010 sensitivities also include the variable annuity hedged business, which was not included in the December 31, 2009 sensitivities.  The September 30, 2010 sensitivities include $(440) million and $100 million related to the hedged block, for the 1% decrease and 1% increase in rates, respectively.

13 Shareholders’ economic value is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation – Q3 2010 Report

ii)	Impact of changes in interest rates on net income attributed to shareholders

The potential impact on annual net income attributed to shareholders as a result of a change in policy liabilities in the general fund due to a one per cent increase in government, swap and corporate rates at all maturities across all markets, with no change in spreads between government, swap and corporate rates, was estimated to be an increase of approximately $1,800 million as at September 30, 2010 (December 31, 2009 – approximately $1,600 million) and for a one per cent decrease in government, swap and corporate rates at all maturities, across all markets with no change in spreads between government, swap and corporate rates and with a floor of zero on interest rates was estimated to be a decrease of approximately $2,200 million as at September 30, 2010 (December 31, 2009 – approximately $2,200 million).  This sensitivity to a one per cent decrease in interest rates includes approximately $400 million related to the hedged block of variable annuity business (December 31, 2009 – approximately $100 million).

The potential impact on annual net income attributed to shareholders as a result of a change in policy liabilities in the general fund due to a 50 basis point decrease in corporate spreads at all maturities across all markets was estimated to be a decrease of approximately $600 million as at September 30, 2010 (December 31, 2009 – approximately $1,000 million). In the determination of earnings sensitivities to changes in Corporate bond spreads, we assume an immediate drop in spreads, followed by a return over five years to expected long-term average levels.

The potential impact on annual net income attributed to shareholders as a result of a change in policy liabilities in the general fund due to a 20 basis point increase in swap spreads at all maturities across all markets was estimated to be a decrease of approximately $200 million as at September 30, 2010 (December 31, 2009 – approximately $100 million).

The net income sensitivity measures the impact of a change in current interest rates, but consistent with the methodology of determining policy liabilities, does not consider a change in interest rates assumed for new investments made and assets sold 20 or more years into the future.  For new investments made or assets sold within the first 20 years, the calculation of policy liabilities assumes future interest rates first fall from current interest rates by 10 per cent and then grade evenly to the rates assumed after 20 years, otherwise known as the ultimate re-investment rates.  Current treasury rates are lower than the ultimate re-investment rates assumed in valuation.  The net income sensitivity also assumes no gain or loss is realized on our fixed income investments that are designated as AFS.

iii)	Impact of changes in interest rates on MLI’s MCCSR ratio

Changes in interest rates also impact our available and required components of the MCCSR calculation.  The following table shows the potential impact to MLI’s MCCSR ratio due to a one per cent change in government, swap and corporate rates at all maturities across all markets, with no change in spreads between government, swap and corporate rates and with a floor of zero on interest rates.

As at	September 30, 2010	June 30, 2010	December 31, 2009
Change in interest rates (1)	(percentage points)	(percentage points)	(percentage points)
1% decrease	(26)	(30)	(24)
1% increase	21	24	20

(1)  See “Caution related to risk exposures” above.

iv)	Impact of changes in market values on net income attributed to shareholders from general fund investments

The potential impact on net income attributed to shareholders arising from general fund publicly traded equities and other non-fixed income assets supporting policy liabilities of an immediate 10 per cent change in market values of publicly traded equities and other non-fixed income assets is shown in the table below.  This impact is based on a point-in-time impact and does not include:  (a) any potential impact on non-fixed income asset weightings; (b) any losses on non-fixed income investments held in the Corporate and Other segment; or (c) any losses on non-fixed income investments held in Manulife Bank.  As noted above, if the non-fixed income asset weightings on assets supporting policy liabilities reduce, we may be required to increase our policy liabilities resulting in a reduction to net income.

Manulife Financial Corporation – Q3 2010 Report

Change in market values (1)
As at	September 30, 2010		June 30, 2010		December 31, 2009
	Publicly traded	Other non-	Publicly traded	Other non-	Publicly traded	Other non-
(Canadian $ in millions)	equities	fixed income(2)	equities	fixed income(2)	equities	fixed income(2)
10% decrease in market values	$(117)	$(855)	$(110)	$(763)	$(84)	$(647)
10% increase in market values	118	969	105	798	81	639

(1) See “Caution related to risk exposures” above.
(2) Other non-fixed income assets include real estate, timber and agricultural properties, oil and gas, and private equities.

Off-Balance Sheet Products and General Fund Equity Market Risk Exposure Measures

i)	Variable annuity investment related guarantees

Of the variable annuity investment related guarantees, 54 per cent of the guarantee value was either hedged or reinsured at September 30, 2010 compared to 35 per cent at December 31, 2009.

The table below shows selected information regarding the Company’s variable annuity investment related guarantees:

As at			September 30, 2010			December 31, 2009
(Canadian $ in millions)	Guarantee value	Fund value	Amount at risk (3)	Guarantee value	Fund value	Amount at risk (3)
Gross living benefits(1)	$95,597	$87,111	$12,311	$92,183	$83,693	$12,710
Gross death benefits(2)	17,240	12,807	3,705	18,455	13,282	4,414
Total gross benefits	$112,837	$99,918	$16,016	$110,638	$96,975	$17,124
Living benefits reinsured	$7,501	$5,507	$2,000	$8,012	$5,818	$2,200
Death benefits reinsured	5,283	4,149	1,342	5,985	4,639	1,577
Total reinsured	$12,784	$9,656	$3,342	$13,997	$10,457	$3,777
Total, net of reinsurance	$100,053	$90,262	$12,674	$96,641	$86,518	$13,347
Living benefits hedged	$43,373	$42,504	$3,264	$24,399	$24,137	$1,782
Death benefits hedged	4,865	2,971	712	481	317	10
Total hedged	$48,238	$45,475	$3,976	$24,880	$24,454	$1,792
Living benefits retained	$44,723	$39,100	$7,047	$59,772	$53,738	$8,728
Death benefits retained	7,092	5,687	1,651	11,989	8,326	2,827
Total, net of reinsurance and hedging	$51,815	$44,787	$8,698	$71,761	$62,064	$11,555

(1)
Living benefits include maturity/income/withdrawal/long-term care benefits.  Where a policy also includes a death benefit, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (2).

(2)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

(3)	Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable.

Variable annuity guarantees are contingent and only payable upon death, maturity, withdrawal or annuitization, if fund values remain below guaranteed values.  If markets do not recover, liabilities on current in-force business would be due primarily in the period from 2015 to 2038.  The policy liability established for these benefits was $5,392 million at September 30, 2010 (December 31, 2009 – $1,671 million).  The policy liabilities include both the hedged and the un-hedged business.  For un-hedged business, policy liabilities were $2,787 million at September 30, 2010 (December 31, 2009 – $1,738 million).  The policy liabilities for the hedged block were $2,605 million (December 31, 2009 – $(67) million).  The increase in the policy liabilities related to the hedged block was primarily due to the change in the value of the dedicated hedge portfolio and the adverse impact from basis changes.

ii)	Impact of changes in public equity market values on shareholders’ economic value arising from variable products and other managed assets

The impact on shareholders’ economic value from changes in the market value of equities within the segregated funds of variable products, mutual funds and institutional asset management operations is calculated as the change in net present value of expected future after-tax cash flows related to managing these assets and/or providing guarantees, including fee income, expense and benefit payments, discounted at market yields.  The present value of expected future after-tax cash flows related to variable product guarantees is the average, across all investment return scenarios, of the net present value of projected future guaranteed benefit payments, reinsurance settlements and fee income allocated to support the guarantees, as well as the asset portfolio, including derivatives, assigned to hedge the guarantees.

Manulife Financial Corporation – Q3 2010 Report

The asset portfolio designed to hedge the guarantees consists of cash and derivatives. We short exchange traded equity index and government bond futures and execute lengthening interest rate swaps in order to hedge the economic sensitivity of our best estimate cash flows to fund performance and interest rate movements. The sensitivity of the provision for adverse deviation is not hedged, nor is the sensitivity of any changes to the best estimate cash flows that are not input to the hedge program on a real time basis.  We dynamically rebalance these hedge instruments as market conditions change in order to maintain the hedged position within internally established limits. The profit (loss) on the hedge instruments may not fully offset the losses (gains) related to the guarantee policy liabilities hedged because:

(a)	the performance of the underlying funds hedged may differ from the performance of the derivatives held within the hedge portfolio;

(b)	the performance on a small portion of the underlying funds is not hedged due to lack of availability of exchange traded derivatives that would provide an effective hedge;

(c)	a portion of interest rate risk is not hedged;

(d)	policy liabilities include some provisions for adverse deviation which are not hedged;

(e)	changes to the best estimate cash flows may not be input into the hedge program on a real time basis; and

(f)	not all other risks are hedged (see MD&A in the 2009 Annual Report).

In determining the risk exposure measures related to a change in market value of equity funds, we have applied the following assumptions for the effectiveness of the hedging program portion.  For a 10, 20 and 30 per cent decrease in the market value of equities within the segregated funds of variable annuities, the profit from the hedge portfolio is assumed to offset 80, 75 and 70 per cent, respectively, of the loss arising from the change in the policy liabilities of the hedged guarantees.   For a 10, 20 and 30 per cent increase in the market value of equities within the segregated funds of variable annuities, the loss from the hedge portfolio is assumed to be 20, 25 and 30 per cent greater, respectively, than the gain arising from the change in the policy liabilities of the hedged guarantees. These assumptions are included in the table below and the tables under iii), iv) and v) below.  Actual experience may vary from these assumptions.

The table below shows the potential impact on shareholders’ economic value of an immediate 10, 20 and 30 per cent change in the market value of equities within the variable products and other managed assets.

As at (Canadian $ in millions)	September 30, 2010			June 30, 2010			December 31, 2009
Decrease in market value of equity funds (1)	10%	20%	30%	10%	20%	30%	10%	20%	30%
Market-based fees	$(500)	$(1,010)	$(1,550)	$(490)	$(1,010)	$(1,570)	$(470)	$(960)	$(1,480)
Variable product guarantees	(490)	(1,210)	(2,170)	(530)	(1,290)	(2,270)	(450)	(1,080)	(1,930)
Total	$(990)	$(2,220)	$(3,720)	$(1,020)	$(2,300)	$(3,840)	$(920)	$(2,040)	$(3,410)

Increase in market value of equity funds (1)	10%	20%	30%	10%	20%	30%	10%	20%	30%
Market-based fees	$520	$1,060	$1,620	$470	$950	$1,440	$490	$1,000	$1,520
Variable product guarantees	270	440	560	260	430	520	290	490	600
Total	$790	$1,500	$2,180	$730	$1,380	$1,960	$780	$1,490	$2,120

 (1)  See “Caution related to risk exposures” above.

iii)	Impact of changes in public equity market values on shareholders’ economic value arising from both variable products and from general fund investments

The following table adds the sensitivities to a change in market value of public traded equities on policy liabilities and the shareholders’ equity account for other than variable products, to the sensitivities in table ii) above (“Impact of changes in public equity market values on shareholders’ economic value arising from variable products and other managed assets”).

Change in market value of equity funds (1)

As at (Canadian $ in millions)	September 30, 2010	June 30, 2010	December 31, 2009
10% decline	$(1,200)	$(1,300)	$(1,200)
20% decline	(2,700)	(2,800)	(2,600)
30% decline	(4,400)	(4,600)	(4,200)
10% increase	1,000	1,000	1,000

(1)  See “Caution related to risk exposures” above.

Manulife Financial Corporation – Q3 2010 Report

iv)	Impact of changes in public equity market values on net income attributed to shareholders arising from variable products

The following table shows the potential impact on annual net income attributed to shareholders arising from variable products, including the impact on segregated fund fee income, of an immediate 10, 20 and 30 per cent decline and a 10 per cent increase in the market values of equities within the segregated funds followed by a return to normal market growth assumptions.  The assumptions with respect to performance of the variable annuity hedging program are the same as outlined in section ii) above (“Impact of changes in public equity market values on shareholders’ economic value arising from variable products and other managed assets”).

Change in market value of equity funds (1)

As at (Canadian $ in millions)	September 30, 2010	June 30, 2010	December 31, 2009
10% decline	$(1,200)	$(1,200)	$(1,100)
20% decline	(2,600)	(2,700)	(2,600)
30% decline	(4,300)	(4,400)	(4,400)
10% increase	900	900	900

(1) See “Caution related to risk exposures” above.

v)	Impact of changes in public equity market values on net income attributed to shareholders arising from both variable products and from general fund investments

The following table adds the sensitivities to a change in market value of public traded equities on policy liabilities for other than variable products, to the sensitivities in table iv) above (“Impact of changes in public equity market values on net income attributed to shareholders arising from variable products”).

Change in market value of equity funds (1)

As at (Canadian $ in millions)	September 30, 2010	June 30, 2010	December 31, 2009
10% decline	$(1,300)	$(1,300)	$(1,200)
20% decline	(2,800)	(2,900)	(2,800)
30% decline	(4,600)	(4,700)	(4,600)
10% increase	1,000	1,000	1,000

(1)	See “Caution related to risk exposures” above.

vi)	Impact of changes in public equity market values on MLI’s MCCSR ratio from variable products and general fund investments

Changes in equity markets also impact our available and required components of the MCCSR calculation.  The following table shows the potential impact to MLI’s MCCSR ratio of an immediate 10, 20 and 30 per cent decline and a 10 per cent increase in public equity market values.

As at	September 30, 2010	June 30, 2010	December 31, 2009
Change in market value of equity funds (1)	(percentage points)	(percentage points)	(percentage points)
10% decline	(12)	(13)	(11)
20% decline	(25)	(27)	(25)
30% decline	(42)	(44)	(42)
10% increase	7	8	13

(1)  See “Caution related to risk exposures” above.

Insurance Risk

Effective June 29, 2010, the Company increased its global retention limit for individual life insurance from US$20 million to US$30 million and for survivorship life insurance from US$25 million to US$35 million.

REGULATORY DEVELOPMENTS

Segregated Fund Capital Rules

The Office of the Superintendent of Financial Institutions ("OSFI") has been conducting a review of segregated fund/variable annuity capital requirements.  On October 29, 2010, OSFI issued a draft advisory containing new minimum calibration criteria for determining capital requirements for segregated fund business written after January 1, 2011.  It is expected that the new calibration criteria will increase capital requirements on these products and our 2011 product offerings will be developed and priced taking into account these new rules.  As drafted the new capital requirements will also apply to subsequent deposits to existing contracts and to contracts that reset their guarantee levels after January 1, 2011.

Manulife Financial Corporation – Q3 2010 Report

OSFI is also expected to continue its consultative review of its capital rules for more general application, likely in 2013. OSFI notes that it is premature to draw conclusions about the cumulative impact this process will have, but the general direction has been one of increased capital requirements.  OSFI has stated that increases in capital may be offset by other changes, such as hedge recognition. The Company will continue to monitor developments.  However, at this time, it appears that it is more likely than not that the capital requirements for in-force business will increase and this increase could be material.

The Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank")

Dodd-Frank creates a new framework for regulation of over-the-counter derivatives which could affect those activities of the Company which use derivatives for various purposes, including hedging equity market, interest rate and foreign currency exposures.  Dodd-Frank will require certain types of OTC derivative transactions that are currently traded over-the-counter to be executed through a centralized exchange or regulated facility and be cleared through a regulated clearinghouse.  The legislation could also potentially impose additional costs, including new capital and margin requirements, and additional regulation on the Company.  (Conversely, increased capital or margin requirements imposed on our counterparties to derivative transactions could reduce our exposure to the counterparties’ default.) We cannot predict the effect of the legislation on our hedging costs, our hedging strategy or its implementation, or whether Dodd-Frank will lead to an increase or decrease in or change in composition of the risks we hedge.

International Financial Reporting Standards

On July 30, 2010, the International Accounting Standards Board (“IASB”) issued its Insurance Contracts (Phase II) Exposure Draft which outlines a proposed framework for a single standard for the measurement of insurance contracts to be applied across all jurisdictions adopting IFRS as published by the IASB.14 The insurance contracts accounting policy proposals being considered by the IASB are not consistent with our business model because they do not align the measurement of insurance liabilities with the assets that support the payment of those liabilities.  Therefore, these proposed standards may lead to a large initial increase in reported insurance liabilities and potentially our required regulatory capital upon adoption, and may create significant ongoing volatility in our reported results and potentially our regulatory capital particularly for long duration guaranteed products. This mismatch between the underlying economics of our business and reported results and potentially our capital requirements could have significant unintended negative consequences on our business model which would potentially affect our customers, shareholders and the capital markets.  We believe the accounting rules under discussion could put Canadian insurers at a significant disadvantage relative to their U.S. and global peers, and also to the banking sector in Canada.  We are currently reviewing the proposals contained in the Exposure Draft, and, along with other companies in the Canadian insurance industry, expect to provide comments and input to the IASB.  The insurance industry in Canada is also currently working with OSFI and the federal government with respect to the potential impact of these proposals on Canadian insurance companies, and the industry is urging policymakers to ensure that any future accounting and capital proposals appropriately consider the underlying business model of a life insurance company and in particular, the implications for long duration guaranteed products which are much more prevalent in North America than elsewhere.  For further discussion on IFRS, please refer to “Future Accounting and Reporting Changes – Transition to International Financial Reporting Standards:” below.

TAX RELATED CONTINGENCY

The Company is an investor in leveraged leases and has established provisions for possible disallowance of the tax treatment and for interest on past due taxes.  We continue to believe that deductions originally claimed in relation to these arrangements are appropriate.  Although not expected to occur, should the tax attributes of all our leveraged leases be fully denied, the maximum after-tax exposure including interest is estimated to be an additional US$213 million as at September 30, 2010.

ACCOUNTING MATTERS AND CONTROLS

Critical Accounting and Actuarial Policies

Our significant accounting policies are described in note 1 to the annual consolidated financial statements on pages 81 to 85 of our 2009 Annual Report. Significant estimation processes relate to the determination of policy liabilities, evaluation of invested asset impairment, assessment of variable interest entities (“VIEs”), determination of pension and other post-employment benefit obligations and expenses, income taxes and valuation of goodwill and intangible assets as described on pages 56 to 63 of our 2009 Annual Report.  In addition, in the determination of the fair values of financial instruments, where observable market data is not available, management applies judgment in the selection of valuation models.

14	The current standard, IFRS 4 Insurance Contracts, allows each jurisdiction to determine its own liability measurement practices.

Manulife Financial Corporation – Q3 2010 Report

Review of Actuarial Methods and Assumptions

Impact of 2010 Q3 Changes in Assumptions and Methodology (by category)
The comprehensive 2010 review of valuation methods and assumptions was completed in the third quarter of 2010.  In conjunction with prudent business practices to manage both product and asset related risks, the selection and monitoring of appropriate valuation assumptions are designed to minimize our exposure to measurement uncertainty related to policy liabilities. While the assumptions selected represent the Company’s current best estimates and assessment of risk, the ongoing monitoring of experience and the economic environment is likely to result in future changes to the valuation assumptions, which could be material.

The 2010 review of the actuarial methods and assumptions underlying policy liabilities produced a net increase in the policy liabilities of $2,832 million in the third quarter. Net of the impacts on participating surplus and minority interests, this resulted in a decrease in net income attributable to shareholders of post-tax $2,031 million. Year-to-date, the net increase in policy liabilities from valuation method and assumptions reviews is $2,816 million, with a shareholders’ post-tax income impact of $(2,018) million.

The following table summarizes the third quarter pre-tax policy liability impact of the basis changes by key category, as well as the corresponding impact on shareholders’ net income (post-tax).

(C$ millions) Assumption	To Policy Liabilities	To Net Income Attributable to Shareholders

Mortality and morbidity
Long-term care	$1,161	$(755)
Other	(258)	182
Lapses and policyholder behaviour	648	(485)
Expenses	(116)	104
Investment returns
Variable annuity parameter update	872	(665)
Ultimate reinvestment rates/grading for corporate spreads	441	(309)
Other	94	(175)
Other valuation model methodology and model refinements	(10)	72
Net Impact	$2,832	$(2,031)

Long-term care mortality and morbidity changes

JHLTC completed a comprehensive long-term care claims experience study, including estimated favourable impacts of in-force rate increases.  As a result:

•
Expected claims costs increase primarily due to increased ultimate incidence at higher attained ages, anti-selection at older issue ages and improved mortality, partially offset by better experience on business sold in the last seven years due to evolving underwriting tools.  These collectively resulted in an increase in Active Life Reserves of $ 3.2 billion.

•	Disabled Life Reserves were also strengthened by $0.3 billion to reflect emerging continuance and salvage experience for Retail and Fortis blocks.

•	Claims margins were harmonized for the pre and post rate stabilization blocks. The reduction in margins resulted in a reserve release of $0.2 billion.

•
Expected future premium increases reduced reserves by $2.2 billion resulting in a total of $3.0 billion of future premium increases assumed in the reserves.  Premium increases averaging approximately 40 per cent will be sought on 80 per cent of the in-force business.  We have factored into our assumptions our best estimate of the timing and amount of state approved premium increases.  Our actual experience obtaining price increases could be materially different than we have assumed, resulting in further policy liability increases or reserve releases which could be material.

Other mortality and morbidity changes

Policy liabilities were reduced primarily due to improved mortality in Canadian individual insurance.

Manulife Financial Corporation – Q3 2010 Report

Lapse and policyholder behavior assumptions
Policy liabilities were increased by:

•	$338 million to better reflect emerging recent lower lapse experience on U.S. and Canadian variable annuity business contracts that are in-the-money,

•	$265 million for emerging experience on renewal term business in Canada individual insurance, and

•	$45 million attributed to emerging termination experience for protection businesses in Asia.

Expenses

Policy liabilities were reduced by $228 million to reflect lower investment related expenses across most business units, partially offset by a net increase in projected business maintenance expenses across several U.S. business lines.

Variable annuity parameter updates

The annual update to stochastic parameters used to calculate variable annuity policy liabilities resulted in a $461 million reserve strengthening in the U.S., $247 million in Japan and $164 million in Canada.  Of this total strengthening, $416 million was related to updates to equity volatility parameters and $456 million was related to updates to mean bond returns.

Stochastic parameters are reviewed annually as part of our method and assumption review.  Equity volatility parameters were updated to reflect experience observed in 2009.  The resulting volatility parameters were increased from 15.55% to 16.55% in the U.S. and from 16.55% to 18.05% in Canada.

Bond mean returns were also adjusted to reflect the recent market yield environment. Assumed bond mean returns were decreased by 50 basis points in the U.S. and 80 basis points in Canada, while in Japan the bond mean returns increased by 25 basis points.

Other investment returns

Changes to the URRs and assumptions for expected future fixed income spreads contributed to an increase in policy liabilities of $441 million.  Policy liabilities were increased by $94 million due to enhancements of asset modeling across several business units.

Other valuation model methodology and model refinements

A number of business specific modeling refinements were made to improve the projection of the future cash flows on in-force business, netting to a reserve release of approximately $10 million.  The two main items consisted of the modeling of tax cash flows, which netted to a reserve release of approximately $195 million, offset by several refinements to modeling of liabilitiy cash flows.

Impact of 2010 Q1 and Q2 Changes in Assumptions and Methodology

Assumption updates in Q1 and Q2 released reserves of $16 million, resulting in a post-tax earnings impact of $13 million.  These changes consisted largely of refinements to valuation models.

Sensitivity of Policy Liabilities to Changes in Assumptions

When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after-tax income to changes in assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous change in the assumption across all business units.

For changes in asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting liabilities. In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.

Manulife Financial Corporation – Q3 2010 Report

Sensitivity of Policy Liabilities to Changes in Asset Related Assumptions

(C $ millions)	Increase (Decrease) in Post-Tax Income
As at	September 30, 2010		December 31, 2009
Asset Related Assumptions Updated Periodically in Valuation Basis Changes	Increase	Decrease	Increase	Decrease
100 basis point change in ultimate fixed income re-investment rates (1)	$ 1,500	$ (1,900)	$ 1,200	$ (1,700)
100 basis point change in future annual returns for public equities (2)	900	(1,000)	1,000	(1,000)
100 basis point change in future annual returns for other non fixed income assets (3)	3,100	(3,000)	2,200	(2,300)
100 basis point change in equity volatility assumption for stochastic segregated fund modeling (4)	(300)	300	(300)	400

(1)
The long-term URRs are assumed to be changed, after a 100 basis point correction in starting interest rates. The URRs for risk free bonds in Canada are 1.9% per annum and 3.8% per annum for short and long-term bonds, respectively, and in the U.S. are 1.6% per annum and 4.0% per annum for short and long-term bonds, respectively.  Since the long term URRs are based upon a five and ten year rolling average of government bond rates and the URR valuation assumptions are currently higher than the September 30, 2010 government bond rates, the impact of future changes to the URRs could be material to net income.

(2)
Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historic observed experience and are 7.25% per annum in Canada, 8.0% per annum in the U.S., 5.0% per annum in Japan and 9.5% per annum in Hong Kong.  These returns are then reduced by margins for adverse deviation to determine net yields used in the valuation.  The amount includes the impact on both segregated fund guarantee reserves and on other policy liabilities.  For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is $800 million (December 31, 2009  – $800 million).  For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is $(800) million (December 31, 2009 – $(900) million).

(3)
Other non-fixed income assets include commercial real estate, timber and agricultural real estate, oil and gas, and private equities. The assumed returns on other non-fixed income assets net of provisions for adverse deviation and after taking into account the impact of differential taxation, have a similar impact on policyholder liabilities as the assumptions for public equities.  The increased sensitivity from December 31, 2009 to September 30, 2010 is primarily related to the second order impact of the decline in interest rates as well as the higher future demand anticipated in the Long-Term Care segment.

(4)
Volatility assumptions for public equities are based on long-term historic observed experience and are 18.05% per annum in Canada and 16.55% per annum in the U.S. for large cap public equities, and 18.35% per annum in Japan and 34.1% per annum in Hong Kong.

Goodwill Impairment Testing

As disclosed in our 2009 Annual Report, the results of our year end 2009 goodwill impairment testing for our U.S. Insurance and U.S. Wealth reporting units indicated a lower margin of fair value in excess of carrying value than in prior years given the impact of the economic conditions and changes in product mix. In light of the continuing impact of the deterioration in the overall U.S. economic environment, including persistent low interest rates, and management decisions in the third quarter to further reposition our U.S. business and the resultant reduction or elimination of products that give rise to significant earnings sensitivity or produce low returns on capital employed, the Company has updated its goodwill impairment testing in advance of the annual review typically performed in the fourth quarter. The testing completed during the quarter resulted in an impairment of the goodwill in our U.S. Insurance reporting unit in the amount of US$1,000 million of the total goodwill of US$2,318 million for the reporting unit.  The impairment charge, which has been recorded in our Corporate and Other segment, is a non-cash item and does not affect our ongoing operations or our regulatory capital ratios.  For further information, refer to note 3 to our unaudited interim consolidated financial statements. Refer also to “Future Accounting and Reporting Changes – Transition to International Financial Reporting Standards:” below for implications of goodwill impairment testing under IFRS.

Changes in Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting during the three months ended September 30, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Audit Committee

As in prior quarters, MFC’s Audit Committee reviewed this MD&A and our unaudited interim consolidated financial statements and MFC’s Board of Directors approved this MD&A and our unaudited interim financial statements prior to their release.

Manulife Financial Corporation – Q3 2010 Report

Future Accounting and Reporting Changes

Transition to International Financial Reporting Standards:

Publicly accountable enterprises in Canada are required to adopt IFRS for periods beginning on or after January 1, 2011.  We will adopt IFRS as a replacement of current Canadian GAAP for fiscal periods beginning the first quarter of 2011, with corresponding comparative financial information for 2010.

Based on our current analysis of the identified differences between Canadian accounting requirements and existing IFRS, with the exception of the expected impairment of goodwill, discussed further below, we do not expect these accounting differences to have a significant impact on the financial statements upon adoption.  Further, we do not expect that the initial adoption of IFRS will have a significant impact on our disclosure controls and procedures, information technology systems or our business activities.

Any difference between the carrying value of assets, liabilities and equity determined in accordance with Canadian GAAP and IFRS, as at January 1, 2010 will be recorded in opening retained earnings. We are in the process of quantifying these adjustments and cannot reasonably estimate the impacts of these adjustments at this time.

In general, an entity is required to apply the principles under IFRS on a retrospective basis, however, certain optional exemptions from retrospective application exist for topics where it would be operationally impracticable.  A summary of our significant preliminary first time adoption elections under IFRS 1– “First Time Adoption of IFRS” include:

Topic	Expected impact on the consolidated financial statements
Business combinations
We do not expect to restate prior business combinations due to the complexities in obtaining historical valuations and instead expect to apply the IFRS requirements prospectively to acquisitions completed after January 1, 2010.

Foreign currency
We expect to elect the one-time option to reset the cumulative translation account (“CTA”) to zero upon adoption of IFRS to facilitate the translation of self sustaining foreign operations prospectively. The CTA balance at December 31, 2009, prior to the adoption of IFRS was ($5,148) million.

Employee benefits
We do not expect to recognize the unamortized actuarial gains and losses associated with our defined benefit pension plans in retained earnings upon transition to IFRS and instead expect to apply the IFRS requirements for employee benefits retrospectively as sufficient data exists to perform this calculation and it is not operationally impracticable to do so.

The remaining first time adoption elections under IFRS 1 are either not applicable or are not expected to have a material impact on our financial statements.

The key identified measurement differences between Canadian GAAP and IFRS are outlined below.  As outlined above, based on our current analysis of the identified differences between Canadian accounting requirements and existing IFRS, with the exception of the expected impairment of goodwill, we do not expect these accounting differences to have a significant impact on the financial statements in 2011.

Topic	Expected impact on the consolidated financial statements
Goodwill
The testing for impairment of goodwill at the cash generating unit level under IFRS, a more granular level than Canadian GAAP and U.S. GAAP, could result in more frequent impairment charges prospectively.  As a result of a more granular level of testing under IFRS, and in light of the continuing deterioration in the overall U.S. economic environment, including persistent low interest rates, and recent decisions in Q3 2010 regarding the revised financial outlook for the U.S. insurance business as a result of the repositioning of that business, we expect to record a potential impairment charge of approximately $2.2 billion in excess of the impairment charge recorded under Canadian GAAP, attributable to our U.S. Life and U.S. Wealth operations. This charge will be split between our IFRS Opening Balance Sheet (through retained earnings) at January 1, 2010 and the third quarter 2010 comparative IFRS results based on the facts and circumstances that existed at the time of the IFRS Opening Balance Sheet and third quarter 2010, respectively. We expect to complete our analysis of the expected impairment under IFRS and appropriate allocation during the fourth quarter of 2010. Any goodwill impairment charge recorded under IFRS would not impact regulatory capital, as goodwill is excluded from the determination of MCCSR.

Manulife Financial Corporation – Q3 2010 Report

Investment contracts
The definition of insurance contracts differs between the two accounting bases.  Products that do not meet the definition of insurance are classified as investment contracts under IFRS and represent less than three per cent of total policyholder liabilities. These products will be measured as a financial liability at amortized cost or fair value, if elected.  We have selected accounting policies for the measurement of these contracts to ensure consistent measurement between assets and liabilities.  Where such financial liabilities are measured at amortized cost, any public bonds that support these products will be classified as AFS under IFRS to reduce an earnings mismatch with the measurement of the liability.  Currently such bonds are measured at fair value under the fair value option under Canadian GAAP.

Embedded derivatives
Additional embedded derivatives within insurance contracts will be presented separately in other assets or other liabilities and will be measured at fair value under IFRS with changes in fair value reported in earnings.

Real estate, agriculture and private equity investments
Investments in real estate assets will be measured at fair value with the exception of owner-occupied properties which will be measured at historical cost less accumulated depreciation. Investments in agriculture assets, such as timber, will be measured at fair value with changes in fair value reported in earnings. Investments in private equities are currently held at cost under Canadian GAAP but will be measured at fair value under IFRS.  As noted below, any change in the carrying value of the invested assets that support insurance liabilities will be offset by a corresponding change in insurance liabilities.

Investments in leveraged leases
There is no specific guidance for the measurement of leveraged lease investments under IFRS.  These investments will be measured in a similar manner to a capital lease with income recognized on a constant yield basis under IFRS.

Investments in oil and gas properties
We expect to measure asset retirement obligations relating to investments in oil and gas properties using a risk free discount rate under IFRS as opposed to a credit adjusted discount rate under Canadian GAAP.  This difference also impacts the cumulative depletion expense recognized on these properties to date.

Impairments of AFS equity securities
Impairment charges under IFRS are recorded for AFS equity instruments if declines in the carrying value are significant or prolonged, irrespective of future expectations for recovery. Under Canadian GAAP, impairment charges are not recorded when such declines in value are considered to be temporary, resulting in potentially more frequent impairment charges recorded under IFRS.

Hedge accounting
Certain hedge relationships under Canadian GAAP may not qualify for hedge accounting under IFRS or will require a change to effectiveness testing and/or measurement which could result in additional earnings volatility.

Consolidation
Additional assets and liabilities from off-balance sheet entities, including certain private equity investment and financing vehicles are expected to be consolidated under IFRS with non-controlling amounts included in equity.  Net income under IFRS will reflect 100% of the earnings from consolidated subsidiaries under IFRS, which is considered to be more consistent with the majority of global practice.  This difference also impacts the cumulative depletion expense recognized on these properties to date.

Employee benefits
There are differences in the determination of pension expense, including assumptions relating to the return on plan assets and treatment of plan settlements and curtailments and past service costs under IFRS.  The estimated pension expense in 2010 under IFRS is expected to be higher than under Canadian GAAP primarily as a result of the amortization of the 2008 unrecognized net actuarial losses.

Loan origination costs
Certain internal costs are not considered to be incremental costs directly attributable to the origination of loans and mortgages issued by Manulife Bank and are excluded from effective interest calculations and expensed to income under IFRS. Under Canadian GAAP, these costs are included as an adjustment to the carrying value of the loan and are amortized over the effective life of the loan or mortgage.

Manulife Financial Corporation – Q3 2010 Report

Share-based compensation
IFRS requires the use of the graded vesting method to account for awards that vest in installments over the vesting period as opposed to straight line recognition currently applied under Canadian GAAP resulting in accelerated compensation expense for these awards under IFRS.

Securitizations
In 2008, the Company sold and transferred certain mortgage assets to the Canadian Mortgage Bond Program.  Under existing IFRS requirements, these mortgages would be recorded on-balance sheet and treated as a “secured borrowing”.  In August 2010, the IASB issued an exposure draft to amend the effective date of the requirements for securitization and similar transactions to be applied on a prospective basis from the date of adoption of IFRS.  We expect to apply this proposed election such that any securitizations completed by the Company prior to January 1, 2010 would remain off-balance sheet under IFRS.

Income tax
The tax effects of the identified differences above as well as differences in the determination of uncertain tax provisions, potential deferred tax liabilities arising from certain related party transactions involving the transfer of shares, and determination of the effective tax rate used to determine the deferred tax liability associated with owner-occupied real estate, overall could result in a decrease in shareholders’ equity upon transition and additional earnings volatility going forward.

The international financial reporting standard that addresses the measurement of insurance contracts is currently being developed and is not expected to be effective until at least 2013.  See “Future IFRS changes post initial adoption in 2011 (effective 2013 or later):” below.  Until this standard is completed and becomes effective, the current Canadian GAAP requirements for the valuation of insurance liabilities (“CALM”) will be maintained.  Under CALM, the measurement of insurance liabilities is based on projected liability cash flows, together with estimated future premiums and net investment income generated from assets held to support those liabilities.  Consistent with the results of the adoption of CICA Handbook Section 3855, when IFRS is initially adopted, any change in the carrying value of the invested assets that support insurance liabilities will be offset by a corresponding change in insurance liabilities and therefore is not expected to have a material impact on net income.

The key identified financial statement presentation differences between IFRS and Canadian GAAP include:

Topic	Expected impact on the Consolidated Financial Statements
Net income
Under IFRS net income includes income attributable to non-controlling interest.  Total net income on the income statement is then attributed to controlling interests (shareholders and participating products) and non-controlling interests.  As described above under “Consolidation”, earnings per share will continue to exclude the income attributable to the non-controlling interests.

Reinsurance balances
Reinsurance ceded balances, currently included as part of policy liabilities under Canadian GAAP and disclosed in note 7(a) of our consolidated financial statements for the year ended December 31, 2009, will be presented on a gross basis on both the balance sheet and income statement under IFRS.

Segregated funds
Under Canadian GAAP, segregated fund assets and liabilities are shown on the face of the balance sheet, but not included in the total assets and liabilities.  Under IFRS, these balances will be included in total assets and liabilities on the balance sheet.

As part of the IFRS transition process, we are evaluating its effect on regulatory capital requirements.  At this stage, the impact on capital requirements as a result of the initial IFRS adoption in 2011 is not expected to be material.

Update on IFRS transition progress:

Our IFRS transition plan includes the education, review, approval and implementation of the accounting policy changes identified above.  Additionally, the transition plan includes ensuring that project resourcing remains appropriate, modifying internal controls over financial reporting for the key identified changes above, frequent communication with our external auditors as well as the Audit Committee of the Board of Directors which includes a review of transition progress, discussion of potential transition and ongoing reporting changes, and an overview of developments in accounting and regulatory guidance related to IFRS.

As we prepare for the transition to IFRS, we continue to monitor ongoing changes to IFRS and adjust our transition and implementation plans accordingly.

Manulife Financial Corporation – Q3 2010 Report

As outlined above, we have completed the preliminary IFRS first-time adoption elections and identified the key applicable accounting policy differences. The most significant remaining milestones in our plan include finalization of the opening IFRS balance sheet and quantification of the quarterly comparative results and note disclosures under IFRS.  Project status is reviewed by the oversight committee on a monthly basis.  Our transition status is currently on-track in accordance with our overall transition plan to have these milestones completed by the end of the year.

Future IFRS changes post initial adoption in 2011 (effective 2013 or later):

As indicated above, the IFRS standard for insurance contracts is currently being developed and is not expected to be effective until at least 2013.  The insurance contracts accounting policy proposals being considered by the IASB do not connect the measurement of insurance liabilities with the assets that support the payment of those liabilities and, therefore, the proposals may lead to a large initial increase in insurance liabilities and required regulatory capital upon adoption, as well as significant ongoing volatility in our reported results and regulatory capital particularly for long duration guaranteed products.  This in turn could have significant negative consequences to our customers, shareholders and the capital markets.  On July 30, 2010 the IASB released an exposure draft of its proposals on insurance contracts with a four month comment period.  We are currently reviewing the proposals and along with the Canadian insurance industry expect to provide comments and input to the IASB.

TRANSACTIONS WITH RELATED PARTIES

In its capacities as an investor and as an investment manager, the Company has relationships with various types of entities, some of which are VIEs.  Note 17 to the annual consolidated financial statements on pages 126 to 128 of our 2009 Annual Report describes the entities with which the Company has significant relationships.

Manulife Financial Corporation – Q3 2010 Report

QUARTERLY FINANCIAL INFORMATION

The following table provides summary information related to our eight most recently completed quarters:

As at and for the three months ended, (Canadian $ in millions, except per share amounts)	Sept. 30, 2010	Jun. 30, 2010	Mar. 31, 2010	Dec. 31, 2009	Sept. 30, 2009	Jun. 30, 2009	Mar. 31, 2009	Dec. 31, 2008
Revenue
Premium income
Life and health insurance (1)	$3,558	$3,356	$3,215	$3,575	$3,576	$3,573	$4,275	$4,460
Annuities and pensions	1,091	1,114	1,180	1,156	1,947	2,147	2,697	2,562
Total premium income	$4,649	$4,470	$4,395	$4,731	$5,523	$5,720	$6,972	$7,022
Investment income	3,081	2,094	2,042	2,061	2,082	2,061	1,837	1,786
Realized and unrealized gains (losses) on assets supporting policy liabilities and consumer notes (2)	3,869	3,817	1,149	(1,441)	4,661	2,145	(2,103)	1,519
Other revenue	1,539	1,529	1,579	1,620	1,486	1,459	1,293	1,323
Total revenue	$13,138	$11,910	$9,165	$6,971	$13,752	$11,385	$7,999	$11,650
Income (loss) before income taxes	$(1,336)	$(3,346)	$1,355	$981	$(701)	$1,695	$(2,127)	$(2,596)
Income tax (expense) recovery	437	971	(207)	(136)	563	89	1,056	727
Net income (loss)	$(899)	$(2,375)	$1,148	$845	$(138)	$1,784	$(1,071)	$(1,869)
Net income (loss) attributed to shareholders	$(947)	$(2,378)	$1,140	$868	$(172)	$1,774	$(1,068)	$(1,870)

Basic earnings (loss) per common share	$(0.55)	$(1.36)	$0.64	$0.51	$(0.12)	$1.09	$(0.67)	$(1.24)
Diluted earnings (loss) per common share	$(0.55)	$(1.36)	$0.64	$0.51	$(0.12)	$1.09	$(0.67)	$(1.24)
Segregated funds deposits	$5,347	$5,968	$7,204	$7,343	$6,091	$7,391	$8,259	$8,847
Total assets – general fund	$228,130	$220,219	$206,521	$205,845	$208,650	$208,238	$214,227	$211,135
Segregated funds net assets	$201,752	$190,243	$194,149	$191,741	$188,148	$178,161	$164,464	$165,380

Weighted average common shares (in millions)	1,767	1,762	1,758	1,669	1,615	1,611	1,610	1,519
Diluted weighted average common shares (in millions)	1,767	1,762	1,763	1,673	1,615	1,616	1,610	1,519
Dividends per common share	$0.13	$0.13	$0.13	$0.13	$0.13	$0.26	$0.26	$0.26
CDN$ to $1US – Balance Sheet	1.0298	1.0606	1.0156	1.0466	1.0722	1.1625	1.2602	1.2246
CDN$ to $1US – Statement of Operations	1.0391	1.0276	1.0401	1.0562	1.0979	1.1668	1.2456	1.2118

(1)
At the end of the first quarter of 2009, Canadian Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported on the income statement.

(2)
For fixed income assets supporting policy liabilities and for equities supporting pass through products, the impact of realized and unrealized (losses) gains on the assets is largely offset in the change in actuarial liabilities.

QUARTERLY DIVIDEND

On November 4, 2010, our Board of Directors approved a quarterly shareholders’ dividend of $0.13 per share on the common shares of MFC, payable on or after December 20, 2010 to shareholders of record at the close of business on November 16, 2010.

The Board also declared dividends on the following non-cumulative preferred shares, payable on or after December 19, 2010 to shareholders of record at the close of business on November 16, 2010.

Manulife Financial Corporation – Q3 2010 Report

•	Class A Shares Series 1 – $0.25625 per share
•	Class A Shares Series 2 – $0.29063 per share
•	Class A Shares Series 3 – $0.28125 per share
•	Class A Shares Series 4 – $0.4125 per share
•	Class 1 Shares Series 1 – $0.35 per share

OUTSTANDING SHARES – SELECTED INFORMATION

Class A Shares Series 1

As of November 8, 2010, MFC had 14 million Class A Shares Series 1 (“Series 1 Preferred Shares”) outstanding at a price of $25.00 per share, for an aggregate amount of $350 million. The Series 1 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.10%. With regulatory approval, the Series 1 Preferred Shares may be redeemed by MFC in whole or in part, at declining premiums that range from $1.25 to nil per Series 1 Preferred Share, by either payment of cash or the issuance of MFC common shares. On or after December 19, 2015, the Series 1 Preferred Shares will be convertible at the option of the holder into MFC common shares, the number of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares. The prescribed formula is the face amount of the Series 1 Preferred Shares divided by the greater of $2.00 and 95% of the average trading of MFC common shares for the 20 days ending four days prior to the exchange date.

Common Shares

As at November 4, 2010, MFC had 1,772 million common shares outstanding.

PERFORMANCE AND NON-GAAP MEASURES

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  Non-GAAP measures include:  Adjusted Earnings from Operations; Return on Common Shareholders’ Equity; Constant Currency Basis; Premiums and Deposits; Premiums and Premium Equivalents; Funds under Management; Capital; Sales; New Business Embedded Value and Shareholders’ Economic Value. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Return on common shareholders’ equity (“ROE”) is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income.  The Company calculates return on common shareholders’ equity using average common shareholders’ equity excluding Accumulated Other Comprehensive Income (Loss) (“AOCI”) on AFS securities and cash flow hedges.

Return on Equity
(Canadian $ in millions)	Quarterly Results
	3Q10	2Q10	3Q09
Net income (loss) available to common shareholders	$(966)	$(2,398)	$(193)
Opening total equity available to common shareholders	$26,290	$27,816	$26,173
Closing total equity available to common shareholders	24,501	26,290	24,812
Weighted average total equity available to common shareholders	$25,395	$27,053	$25,493
Opening AOCI on AFS securities and cash flow hedges	$630	$633	$111
Closing AOCI on AFS securities and cash flow hedges	404	630	442
Adjustment for average AOCI	$(517)	$(631)	$(277)
Weighted average total equity available to common shareholders excluding average AOCI adjustment	$24,878	$26,422	$25,216
ROE based on weighted average total equity available to common shareholders (annualized)	(15.1)%	(35.5)%	(3.0)%
ROE based on weighted average total equity available to common shareholders excluding average AOCI adjustment (annualized)	(15.4)%	(36.4)%	(3.0)%

Manulife Financial Corporation – Q3 2010 Report

The Company also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations and which are non-GAAP measures.  Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for the third quarter of 2009.

Premiums and deposits is a measure of top line growth.  The Company calculates premiums and deposits as the aggregate of (i) premiums and premium equivalents (see below), (ii) segregated fund deposits, excluding seed money, (iii) mutual fund deposits, (iv) deposits into institutional advisory accounts, and (v) other deposits in other managed funds.

Premiums and premium equivalents are part of premiums and deposits.  The Company calculates premiums and premium equivalents as the aggregate of (i) general fund premiums net of reinsurance, reported as premiums on the Consolidated Statement of Operations, (ii) premium equivalents for administration only group benefit contracts and (iii) premiums in the Canadian Group Benefit’s reinsurance ceded agreement.

Premiums and Deposits
(Canadian $ in millions)	Quarterly Results
	3Q10	2Q10	3Q09
Premium income	$4,649	$4,470	$5,523
Deposits from policyholders	5,347	5,968	6,091
Premiums and deposits per financial statements	$9,996	$10,438	$11,614
Mutual fund deposits	2,928	3,056	2,118
Institutional advisory account deposits	350	1,060	758
ASO premium equivalents	636	673	635
Group Benefits ceded premiums	920	916	909
Other fund deposits	112	131	204
Total premiums and deposits	$14,942	$16,274	$16,238
Currency impact	524	779	-
Constant currency premiums and deposits	$15,466	$17,053	$16,238

Funds under management is a measure of the size of the Company.  It represents the total of the invested asset base that the Company and its customers invest in.

Funds Under Management
(Canadian $ in millions)	Quarterly Results
	3Q10	2Q10	3Q09
Total invested assets	$205,241	$199,272	$188,465
Total segregated funds net assets held by the Company	200,669	189,163	187,615
Funds under management per financial statements	$405,910	$388,435	$376,080
Mutual funds	39,246	36,342	32,310
Institutional advisory accounts (excluding segregated funds)	20,745	21,705	21,235
Other funds	7,978	7,446	6,952
Total funds under management	$473,879	$453,928	$436,577
Currency impact	11,978	3,289	-
Constant currency funds under management	$485,857	$457,217	$436,577

The definition we use for capital serves as a foundation of our capital management activities at the MFC level.  For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI.  Capital is calculated as the sum of:  (i) total equity excluding AOCI on cash flow hedges; (ii) non-controlling interest in subsidiaries; and (iii) liabilities for preferred shares and qualifying capital instruments.

Manulife Financial Corporation – Q3 2010 Report

Capital
(Canadian $ in millions)	Quarterly Results
	3Q10	2Q10	3Q09
Total equity	$26,062	$27,804	$26,334
Add back AOCI loss on cash flow hedges	220	172	126
Add liabilities for preferred shares and qualifying capital instruments	4,028	4,043	4,049
Add non-controlling interest in subsidiaries	283	259	216
Total capital	$30,593	$32,278	$30,725

Sales are measured according to product type.

(i)
For total individual insurance, sales include 100 per cent of new annualized premiums and 10 per cent of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year.  Sales are reported gross before the impact of reinsurance.  Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance.

(ii)
For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

(iii)
For individual wealth management contracts, all new deposits are reported as sales.  This includes individual annuities, both fixed and variable; variable annuity products; mutual funds; college savings 529 plans; and authorized bank loans and mortgages.

(iv)
For group pensions/retirement savings, sales of new regular premiums and deposits reflect an estimate of expected deposits in the first year of the plan with the Company.  Single premium sales reflect the assets transferred from the previous plan provider.  Sales include the impact of the addition of a new division or of a new product to an existing client. Total sales include both new regular and single premiums and deposits.

New business embedded value (“NBEV”) is the change in shareholders’ economic value as a result of sales in the period.  NBEV is calculated as the present value of expected future earnings after the cost of capital on new business using future mortality, morbidity, policyholder behavior assumptions, expense and investment assumptions used in the pricing of the products sold.  The investment assumptions for long duration products are based on the long-term investment assumptions typically determined during the annual planning cycle.  For variable annuity products, the interest rates used in the calculation of NBEV are based on the interest rates at the time the business is issued.  The principal economic assumptions used in the NBEV calculations in 2010 were based on January 1, 2010 markets and were as follows:

	Canada	U.S.	Hong Kong	Japan
MCCSR ratio	150%	150%	150%	150%
Discount rate	7.75%	8.00%	8.50%	6.50%
Inflation	2.0%	2.0%	2.0%	0.0%
Income tax rate	26%	35%	16.5%	36%
Foreign exchange rate	n/a	1.0466	0.1350	0.0112

Impact on shareholders’ economic value is one of the measures we use to describe the potential impact of changes in equity markets and interest rates. Our method of calculating the impact on shareholders’ economic value is set out in the relevant sections above where the impact is disclosed.

Caution Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and

Manulife Financial Corporation – Q3 2010 Report

uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to performance and volatility of equity markets, interest rate fluctuations and movements in credit spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of valuation allowances against future tax assets; the accuracy of estimates relating to long-term morbidity; the accuracy of other estimates used in applying accounting policies and actuarial methods; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate non-fixed income assets to back our long dated liabilities; the realization of losses arising from the sale of investments classified as available for sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on their expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems;  environmental concerns; and our ability to protect our intellectual property and exposure to claims of infringement. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.

This MD&A should be read in conjunction with our unaudited interim consolidated financial statements as at and for the three months and nine months ended September 30, 2010 and 2009 and the MD&A and audited consolidated financial statements contained in our 2009 Annual Report. This MD&A is current as of November 10, 2010.

Manulife Financial Corporation – Q3 2010 Report

Consolidated Balance Sheets

As at	September 30,	December 31,	September 30,
(Canadian $ in millions, unaudited)	2010	2009	2009
Assets
Invested assets (note 4)
Cash and short-term securities	$14,887	$18,780	$19,462
Securities
Bonds	104,180	85,107	84,053
Stocks	10,396	9,688	10,437
Loans
Mortgages	31,858	30,699	30,718
Private placements	22,702	22,912	23,149
Policy loans	6,648	6,609	6,666
Bank loans	2,402	2,457	2,470
Real estate	6,253	5,897	5,989
Other investments	5,915	5,321	5,521
Total invested assets	$205,241	$187,470	$188,465
Other assets
Accrued investment income	$1,780	$1,540	$1,628
Outstanding premiums	678	812	753
Goodwill and intangible assets	8,021	9,127	9,288
Derivatives (note 5)	6,817	2,680	4,388
Miscellaneous	5,593	4,216	4,128
Total other assets	$22,889	$18,375	$20,185
Total assets	$228,130	$205,845	$208,650
Segregated funds net assets	$201,752	$191,741	$188,148
Liabilities and Equity
Policy liabilities (note 6)	$160,240	$141,687	$144,292
Deferred realized net gains	127	108	108
Bank deposits	15,724	14,735	15,295
Consumer notes	1,127	1,291	1,345
Long-term debt	5,329	3,308	4,303
Future income tax liability	900	1,883	1,370
Derivatives (note 5)	4,292	2,656	3,274
Other liabilities	9,465	6,487	7,520
	$197,204	$172,155	$177,507
Liabilities for preferred shares and capital instruments	4,581	4,581	4,593
Non-controlling interest in subsidiaries	283	202	216
Equity
Participating policyholders' equity	139	80	103
Shareholders' equity
Preferred shares	1,422	1,422	1,419
Common shares	19,169	18,937	16,444
Contributed surplus	202	182	176
Retained earnings	9,932	12,870	12,235
Accumulated other comprehensive income (loss)
on available-for-sale securities	624	612	568
on cash flow hedges	(220)	(48)	(126)
on translation of self-sustaining foreign operations	(5,206)	(5,148)	(4,485)
Total equity	$26,062	$28,907	$26,334
Total liabilities and equity	$228,130	$205,845	$208,650
Segregated funds net liabilities	$201,752	$191,741	$188,148

The accompanying notes are an integral part of these consolidated financial statements.

Donald A. Guloien                                                                                Gail Cook-Bennett
President and Chief Executive Officer                                             Chair of the Board of Directors

Manulife Financial Corporation – Q3 2010 Report

Consolidated Statements of Operations

	For the three months ended September 30,		For the nine months ended September 30,
(Canadian $ in millions except per share amounts, unaudited)	2010	2009	2010	2009
Revenue
Premium income (note 13)	$4,649	$5,523	$13,514	$18,215
Investment income
Investment income	3,081	2,082	7,217	5,980
Realized and unrealized gains on assets supporting
policy liabilities and consumer notes	3,869	4,661	8,835	4,703
Other revenue	1,539	1,486	4,647	4,238
Total revenue	$13,138	$13,752	$34,213	$33,136
Policy benefits and expenses
To policyholders and beneficiaries
Death, disability and other claims	$1,049	$1,026	$3,239	$4,000
Maturity and surrender benefits	1,837	1,339	4,213	5,851
Annuity payments	759	749	2,227	2,429
Policyholder dividends and experience rating refunds	266	344	841	1,094
Net transfers (from) to segregated funds	(58)	449	49	1,790
Change in actuarial liabilities	7,224	8,094	18,784	11,439
General expenses	908	883	2,689	2,728
Investment expenses	237	236	708	705
Commissions	901	999	2,722	2,993
Interest expense	242	279	801	1,040
Premium taxes	44	71	192	206
Goodwill impairment	1,039	-	1,039	-
Non-controlling interest in subsidiaries	26	(16)	36	(6)
Total policy benefits and expenses	$14,474	$14,453	$37,540	$34,269

Loss before income taxes	$(1,336)	$(701)	$(3,327)	$(1,133)
Income tax recovery	437	563	1,201	1,708
Net income (loss)	$(899)	$(138)	$(2,126)	$575

Net income attributed to participating policyholders	$48	$34	$59	$41

Net income (loss) attributed to shareholders	$(947)	$(172)	$(2,185)	$534
Preferred share dividends	(19)	(21)	(59)	(44)
Net income (loss) available to common shareholders	$(966)	$(193)	$(2,244)	$490

Weighted average number of common shares
outstanding (in millions)	1,767	1,615	1,762	1,612
Weighted average number of diluted common shares
outstanding (in millions) (note 10)	1,767	1,615	1,762	1,617

Basic earnings (loss) per common share	$(0.55)	$(0.12)	$(1.27)	$0.30
Diluted earnings (loss) per common share	$(0.55)	$(0.12)	$(1.27)	$0.30
Dividends per common share	$0.13	$0.13	$0.39	$0.65

The accompanying notes are an integral part of these consolidated financial statements.

Manulife Financial Corporation – Q3 2010 Report

Consolidated Statements of Equity

For the nine months ended September 30, (Canadian $ in millions, unaudited)	2010	2009
Participating policyholders' equity
Balance, January 1	$80	$62
Income for the period	59	41
Balance, September 30	$139	$103

Preferred shares
Balance, January 1	$1,422	$638
Issued	-	800
Issuance costs, net of tax	-	(19)
Balance, September 30	$1,422	$1,419

Common shares
Balance, January 1	$18,937	$16,157
Issued on exercise of stock options and deferred share units	3	166
Issued under dividend reinvestment and share purchase plans	229	121
Balance, September 30	$19,169	$16,444

Contributed surplus
Balance, January 1	$182	$160
Exercise of stock options	-	(1)
Stock option expense	20	19
Tax benefit (loss) of stock options exercised	-	(2)
Balance, September 30	$202	$176

Shareholders' retained earnings
Balance, January 1	$12,870	$12,796
Net income (loss) attributed to shareholders	(2,185)	534
Preferred share dividends	(59)	(44)
Common share dividends	(694)	(1,051)
Balance, September 30	$9,932	$12,235

Accumulated other comprehensive (loss) income ("AOCI")
On available-for-sale securities
Balance, January 1	$612	$(521)
Change in unrealized gains/losses, net of taxes	12	1,089
Balance, September 30	$624	$568

On cash flow hedges
Balance, January 1	$(48)	$(325)
Change in unrealized gains/losses, net of taxes	(172)	199
Balance, September 30	$(220)	$(126)

On translation of self-sustaining foreign operations
Balance, January 1	$(5,148)	$(1,770)
Change in unrealized currency translation gains/losses, net of taxes	(58)	(2,715)
Balance, September 30	$(5,206)	$(4,485)
Total of shareholders' retained earnings and AOCI, September 30	$5,130	$8,192

Total equity, September 30	$26,062	$26,334

The accompanying notes are an integral part of these consolidated financial statements.

Manulife Financial Corporation – Q3 2010 Report

Consolidated Statements of Comprehensive Income (Loss)

	For the three months		For the nine months
	ended September 30,		ended September 30,
(Canadian $ in millions, unaudited)	2010	2009	2010	2009

Net income (loss) attributed to shareholders	$(947)	$(172)	$(2,185)	$534
Other comprehensive income (loss), net of taxes
Change in unrealized gains/losses on available-for-sale financial securities
Unrealized gains arising during the period	$433	$423	$646	$917
Reclassification of realized (gains) losses and impairments to net income	(611)	(64)	(634)	172
	$(178)	$359	$12	$1,089
Change in unrealized gains/losses on derivative instruments designated as cash flow hedges
Unrealized gains (losses) arising during the period	$(50)	$(26)	$(179)	$205
Reclassification of realized (gains) losses to net income	2	(2)	7	(6)
	$(48)	$(28)	$(172)	$199
Change in unrealized currency translation gains (losses) of self-sustaining foreign operations
On translation of financial statements	$(511)	$(1,807)	$(96)	$(3,232)
On hedges	58	318	38	517
	$(453)	$(1,489)	$(58)	$(2,715)
Total other comprehensive loss	$(679)	$(1,158)	$(218)	$(1,427)
Comprehensive loss attributed to shareholders	$(1,626)	$(1,330)	$(2,403)	$(893)

Income taxes included in components of Other Comprehensive Income (Loss)

	For the three months		For the nine months
	ended September 30,		ended September 30,
(Canadian $ in millions, unaudited)	2010	2009	2010	2009
Income tax expense (recovery)
Change in unrealized gains/losses on available-for-sale financial securities
Income tax expense from unrealized gains/losses arising during the period	$130	$152	$206	$398
Income tax (expense) recovery related to reclassification of realized gains/losses and impairments/recoveries to net income	(260)	24	(256)	111
	$(130)	$176	$(50)	$509
Change in unrealized gains/losses on derivative instruments designated as cash flow hedges
Income tax expense (recovery) from unrealized gains/losses arising during the period	$(24)	$(13)	$(93)	$108
Income tax (expense) recovery related to reclassification of realized gains/losses to net income	1	(1)	3	-
	$(23)	$(14)	$(90)	$108
Change in unrealized currency translation gains/losses of self-sustaining operations
Income tax (recovery) on translation	$(2)	$-	$(7)	$-
Income tax expense on hedges	42	143	44	226
	$40	$143	$37	$226
Total income tax expense (recovery)	$(113)	$305	$(103)	$843

The accompanying notes are an integral part of these consolidated financial statements.

Manulife Financial Corporation – Q3 2010 Report

Consolidated Statements of Cash Flows

	For the three months ended September 30,		For the nine months ended September 30,
(Canadian $ in millions, unaudited)	2010	2009	2010	2009
Operating activities
Net income (loss)	$(899)	$(138)	$(2,126)	$575
Adjustments for non-cash items in net income
Increase in actuarial liabilities, excluding John Hancock Fixed Products institutional annuity contracts	7,833	8,335	19,667	13,575
Amortization of deferred net realized gains and move to market adjustments on real estate investments	(14)	(24)	(38)	(95)
Accretion of discount on invested assets	(74)	(89)	(261)	(269)
Other amortization	72	78	204	227
Net realized and unrealized (gains) losses including impairments	(4,718)	(4,539)	(9,574)	(3,734)
Change in fair value of consumer notes	(18)	34	(5)	102
Future income tax recovery	(417)	(462)	(1,192)	(1,564)
Stock option expense	7	7	20	19
Goodwill impairment	1,039	-	1,039	-
Non-controlling interest in subsidiaries	26	(16)	31	(6)
Net income adjusted for non-cash items	$2,837	$3,186	$7,765	$8,830
Changes in policy related and operating receivables and payables	731	411	1,447	391
Cash provided by operating activities	$3,568	$3,597	$9,212	$9,221
Investing activities
Purchases and mortgage advances	$(29,548)	$(11,137)	$(54,128)	$(33,315)
Disposals and repayments	21,292	9,355	37,974	26,356
Amortization of premiums on invested assets	111	117	362	390
Changes in investment broker net receivables and payables	968	18	1,341	271
Cash used in investing activities	$(7,177)	$(1,647)	$(14,451)	$(6,298)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	$(47)	$46	$(65)	$(1,067)
Issue of long-term debt, net	2,024	-	2,024	1,592
Repayment of long-term debt	-	-	(1)	(1,000)
Net redemptions in John Hancock Fixed Products institutional annuity contracts	(609)	(241)	(883)	(2,136)
Consumer notes matured	(42)	(72)	(177)	(490)
Changes in bank deposits, net	56	826	958	3,104
Shareholder dividends paid in cash	(171)	(182)	(524)	(974)
Funds borrowed (repaid), net	(7)	12	2	(20)
Issue of debenture	-	1,000	-	1,000
Capital from joint venture partner	-	35	40	35
Preferred shares issued, net	-	-	-	781
Common shares issued, net	1	1	3	20
Cash provided by financing activities	$1,205	$1,425	$1,377	$845
Cash and short-term securities
(Decrease) increase during the period	$(2,404)	$3,375	$(3,862)	$3,768
Effect of exchange rate changes on cash and short-term securities	(280)	(832)	(79)	(1,600)
Balance, beginning of period	16,998	16,415	18,255	16,790
Balance, September 30	$14,314	$18,958	$14,314	$18,958

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$17,508	$17,110	$18,780	$17,269
Net payments in transit, included in other liabilities	(510)	(695)	(525)	(479)
Net cash and short-term securities, beginning of period	$16,998	$16,415	$18,255	$16,790
End of period
Gross cash and short-term securities	$14,887	$19,462	$14,887	$19,462
Net payments in transit, included in other liabilities	(573)	(504)	(573)	(504)
Net cash and short-term securities, September 30	$14,314	$18,958	$14,314	$18,958

The accompanying notes are an integral part of these consolidated financial statements.

Manulife Financial Corporation – Q3 2010 Report

Segregated Funds
Consolidated Statements of Net Assets

As at (Canadian $ in millions, unaudited)	September 30, 2010	December 31, 2009	September 30, 2009
Investments, at market value
Cash and short-term securities	$2,742	$3,447	$3,306
Bonds	7,901	7,340	7,353
Stocks and mutual funds	187,974	177,504	174,325
Other investments	5,194	5,267	4,179
Accrued investment income	66	76	66
Other liabilities, net	(2,125)	(1,893)	(1,081)
Total segregated funds net assets	$201,752	$191,741	$188,148

Composition of segregated funds net assets
Held by policyholders	$200,669	$190,665	$187,615
Held by the Company	154	118	193
Held by other contract holders	929	958	340
Total segregated funds net assets	$201,752	$191,741	$188,148

Segregated Funds
Consolidated Statements of Changes in Net Assets

	For the three months ended September 30,		For the nine months ended September 30,
(Canadian $ in millions, unaudited)	2010	2009	2010	2009
Net policyholder cash flow
Deposits from policyholders	$5,347	$6,091	$18,519	$21,741
Net transfers (to) from general fund	(58)	449	49	1,790
Payments to policyholders	(4,909)	(4,098)	(15,330)	(12,741)
	$380	$2,442	$3,238	$10,790
Investment related
Interest and dividends	$807	$911	$2,337	$2,708
Net realized and unrealized investment gains	14,667	17,982	7,831	29,724
	$15,474	$18,893	$10,168	$32,432
Other
Management and administrative fees	$(846)	$(776)	$(2,541)	$(2,308)
Effect of currency exchange rate changes	(3,499)	(10,572)	(854)	(18,146)
	$(4,345)	$(11,348)	$(3,395)	$(20,454)

Net additions	$11,509	$9,987	$10,011	$22,768
Segregated funds net assets, beginning of period	190,243	178,161	191,741	165,380
Segregated funds net assets, September 30	$201,752	$188,148	$201,752	$188,148

The accompanying notes are an integral part of these consolidated financial statements.

Manulife Financial Corporation – Q3 2010 Report

Notes to the Consolidated Financial Statements

(Canadian $ in millions unless otherwise stated, unaudited)

Note 1              Basis of Presentation

These Consolidated Financial Statements of Manulife Financial Corporation (“MFC”) and its subsidiaries (collectively with MFC, the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the accounting requirements of the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”), and follow the same accounting policies and methods described in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2009. None of the accounting requirements of OSFI is an exception to Canadian GAAP. These Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2009 and the accompanying notes included on pages 74 to 153 of the Company’s 2009 Annual Report.

Note 2              Future Accounting and Reporting Changes

Transition to International Financial Reporting Standards (“IFRS”)

Publicly accountable enterprises in Canada are required to adopt IFRS for periods beginning on or after January 1, 2011.  The Company will adopt IFRS in its quarterly and annual reports starting with the first quarter of 2011 and will provide corresponding comparative financial information for 2010.   Refer to the Company’s Management’s Discussion and Analysis (“MD&A”) for the quarter ended September 30, 2010, for an overview of the expected impacts resulting from the adoption of IFRS.

Note 3                      Goodwill Impairment

As a result of the continued deterioration in the overall U.S. economic environment, including persistent low interest rates, and the Company’s decisions in the third quarter of 2010 to further reposition its U.S. business and the resultant reduction or elimination of products that give rise to significant earnings sensitivity or produce low returns on capital employed, the Company updated its goodwill impairment testing, in advance of the annual impairment test typically performed in the fourth quarter.  This process involves a two-step test to determine whether the carrying value of goodwill is impaired.  The results of the first step, which involved comparing the fair value of a reporting unit to its carrying value, including goodwill, indicated that the fair value of the U.S. Insurance reporting unit was below its carrying value, suggesting that the US$2.3 billion of goodwill assigned to this reporting unit might be impaired. The fair value was determined primarily using an earnings-based approach which incorporated the reporting unit’s in-force and new business embedded value using internal forecasts of revenues and expenses. Under the second step of the goodwill impairment test, the implied fair value of goodwill is determined by valuing a reporting unit’s tangible and intangible assets and liabilities in a manner similar to that applied in allocating a purchase price in a business combination. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, goodwill is deemed impaired and is written down by the difference. The Company completed this step of the testing and determined that the goodwill of its U.S. Insurance reporting unit was impaired by US$1,000.  The US$1,000 impairment charge has been recorded in the  Corporate and Other segment; refer to note 13.

Manulife Financial Corporation – Q3 2010 Report

Note 4              Invested Assets

a)      Carrying values and fair values of invested assets

As at September 30, 2010	Fair value option	Available- for-sale	Other	Total carrying value	Total fair value
Cash and short-term securities (1)	$539	$10,963	$3,385	$14,887	$14,887
Bonds (2)
Canadian government & agency	10,006	5,793	-	15,799	15,799
U.S. government & agency (3)	12,005	5,267	-	17,272	17,272
Other government & agency	7,199	1,341	-	8,540	8,540
Corporate	50,727	4,731	-	55,458	55,458
Mortgage/asset-backed securities	6,531	580	-	7,111	7,111
Stocks (4)	8,284	2,112	-	10,396	10,396
Loans
Mortgages (5)	-	-	31,858	31,858	33,971
Private placements (6)	-	-	22,702	22,702	24,460
Policy loans (7)	-	-	6,648	6,648	6,648
Bank loans (5)	-	-	2,402	2,402	2,412
Real estate (8)	-	-	6,253	6,253	6,580
Other investments (9)	-	-	5,915	5,915	6,650
Total invested assets	$95,291	$30,787	$79,163	$205,241	$210,184

As at December 31, 2009	Fair value option	Available- for-sale	Other	Total carrying value	Total fair value
Cash and short-term securities (1)	$651	$16,118	$2,011	$18,780	$18,780
Bonds (2)
Canadian government & agency	8,143	4,325	-	12,468	12,468
U.S. government & agency (3)	5,395	2,200	-	7,595	7,595
Other government & agency	5,105	1,022	-	6,127	6,127
Corporate	46,163	5,307	-	51,470	51,470
Mortgage/asset-backed securities	6,738	709	-	7,447	7,447
Stocks (4)	7,276	2,412	-	9,688	9,688
Loans
Mortgages (5)	-	-	30,699	30,699	31,646
Private placements (6)	-	-	22,912	22,912	23,544
Policy loans (7)	-	-	6,609	6,609	6,609
Bank loans (5)	-	-	2,457	2,457	2,468
Real estate (8)	-	-	5,897	5,897	6,343
Other investments (9)	-	-	5,321	5,321	5,853
Total invested assets	$79,471	$32,093	$75,906	$187,470	$190,038

(1)	Fair values of short-term securities are determined using appropriate prevailing interest rates and credit spreads.

(2)
Fair values for bonds, including corporate, U.S. treasury and municipal securities are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing). The significant inputs into these models include, but are not limited to, yield curves, credit risks and spreads, measures of volatility and prepayment rates.

(3)	U.S. government & agency bonds include $4,107 of state issued securities (December 31, 2009 – $2,141).

(4)	Fair values for stocks are determined with reference to quoted market prices.

(5)
Fair values of fixed-rate mortgages and bank loans are determined by discounting the expected future cash flows at market interest rates for mortgages with similar remaining terms and credit risks. Fair values for the majority of variable-rate mortgages and bank loans are assumed to equal their carrying values since there are no fixed spreads. Where a variable-rate mortgage has a fixed spread above the benchmark rate, the mortgages are valued using current market spreads for equivalently rated borrowers.

(6)
Fair values of private placements are based on valuation techniques and assumptions which reflect changes in interest rates and changes in the creditworthiness of individual borrowers which have occurred since the investments were originated.  The assumptions are based primarily on market observable data.  Fair values also reflect any applicable provision for credit loan losses.  Leveraged leases are carried at values taking into account the present value of future cash flows from the net investment.

(7)	Policy loans are carried at amortized cost. As policy loans are fully collateralized by their cash surrender values and can be repaid at any time, their carrying values approximate their fair values.

(8)
Fair values of real estate are determined by external appraisals using a variety of techniques including discounted cash flows, income capitalization approaches and comparable sales analysis. Foreclosed properties of $4 are included in real estate (December 31, 2009 – $4).

(9)
Other investments include private equity and fixed income investments held primarily in power and infrastructure, oil and gas, and timber and agriculture sectors.  Fair values of these investments are estimated based on best available information which is generally not market observable. This may include external appraisals as well as various valuation techniques used by external managers.

Manulife Financial Corporation – Q3 2010 Report

b)	Bonds and stocks classified as fair value option

The fair value option was elected for securities backing policy liabilities and consumer notes in order to substantially reduce an accounting mismatch arising from changes in the value of these assets and changes in the value recorded for the related policy liabilities and consumer notes.   There would otherwise be a mismatch if the available-for-sale (“AFS”) classification was selected because changes in actuarial liabilities are not reflected in other comprehensive income.

Gains on bonds and stocks classified as fair value option

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2010	2009	2010	2009
Bonds	$2,477	$3,519	$5,654	$5,173
Stocks	689	743	380	1,426

c)    Bonds and stocks classified as AFS

The Company’s investments in bonds and stocks classified as AFS are summarized below:

As at September 30, 2010	Cost/amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Bonds
Canadian government & agency	$5,481	$342	$(30)	$5,793
U.S. government & agency	5,104	166	(3)	5,267
Other government & agency	1,287	55	(1)	1,341
Corporate	4,392	406	(67)	4,731
Mortgage/asset-backed securities	628	29	(77)	580
Total bonds	$16,892	$998	$(178)	$17,712
Stocks (1)	2,090	156	(134)	2,112
Total bonds and stocks	$18,982	$1,154	$(312)	$19,824

As at December 31, 2009	Cost/amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Bonds
Canadian government & agency	$3,840	$549	$(64)	$4,325
U.S. government & agency	2,150	71	(21)	2,200
Other government & agency	980	48	(6)	1,022
Corporate	4,949	421	(63)	5,307
Mortgage/asset-backed securities	821	8	(120)	709
Total bonds	$12,740	$1,097	$(274)	$13,563
Stocks (1)	2,357	175	(120)	2,412
Total bonds and stocks	$15,097	$1,272	$(394)	$15,975

 (1)  The largest single issuer represented 9% (December 31, 2009 – 26%) of the fair value of stocks classified as AFS.

A tax expense of $218 (December 31, 2009 – $266) reduces the pre-tax net unrealized gain of $842 (December 31, 2009 – $878) above to $624 (December 31, 2009 – $612).

Securities that are designated as AFS are not actively traded but sales do occur as circumstances warrant.  Such sales result in a reclassification of any accumulated unrealized gain (loss) in Accumulated Other Comprehensive Income (“AOCI”) to income as a realized gain (loss). The table below sets out the movement in unrealized gains (losses) on AFS securities during the period. In determining gains and losses on sale and transfer of AFS assets, cost is determined at the security lot level.

Manulife Financial Corporation – Q3 2010 Report

Sales of AFS securities

	For the three months ended September 30,		For the nine months ended September 30,
	2010	2009	2010	2009

Sale of bonds
Sale proceeds	$8,038	$164	$8,467	$620
Gross gains	999	11	1,030	35
Gross losses	(175)	(3)	(201)	(13)
Sale of stocks
Sale proceeds	954	573	1,511	763
Gross gains	130	171	225	260
Gross losses	(73)	(88)	(128)	(196)
Sale of short-term securities
Sale proceeds	3,420	989	7,774	4,614
Gross gains	-	-	-	-
Gross losses	-	-	-	-

Unrealized losses on AFS securities

The Company monitors its portfolio of AFS securities on an ongoing basis to identify other than temporary impairments (“OTTI”).  Analysis is conducted at the individual security lot level and includes an assessment of a significant or prolonged decline in the fair value of an individual security lot below its cost.  The following table presents the Company’s unrealized loss aging for total bonds and stocks classified as AFS, by investment type and length of time the security was in a continuous unrealized loss position.

	Less than 12 months			12 months or more			Total
As at September 30, 2010	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses
Bonds
Canadian government & agency	$786	$768	$(18)	$111	$99	$(12)	$897	$867	$(30)
U.S. government & agency	573	570	(3)	1	1	-	574	571	(3)
Other government & agency	114	113	(1)	10	10	-	124	123	(1)
Corporate	713	697	(16)	546	495	(51)	1,259	1,192	(67)
Mortgage/asset-backed securities	44	41	(3)	191	117	(74)	235	158	(77)
Total bonds	$2,230	$2,189	$(41)	$859	$722	$(137)	$3,089	$2,911	$(178)
Stocks	1,245	1,111	(134)	-	-	-	1,245	1,111	(134)
Total bonds and stocks	$3,475	$3,300	$(175)	$859	$722	$(137)	$4,334	$4,022	$(312)

	Less than 12 months			12 months or more			Total
As at December 31, 2009	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses
Bonds
Canadian government & agency	$1,832	$1,788	$(44)	$185	$165	$(20)	$2,017	$1,953	$(64)
U.S. government & agency	806	786	(20)	17	16	(1)	823	802	(21)
Other government & agency	167	162	(5)	15	14	(1)	182	176	(6)
Corporate	367	360	(7)	769	713	(56)	1,136	1,073	(63)
Mortgage/asset-backed securities	36	34	(2)	320	202	(118)	356	236	(120)
Total bonds	$3,208	$3,130	$(78)	$1,306	$1,110	$(196)	$4,514	$4,240	$(274)
Stocks	1,074	954	(120)	-	-	-	1,074	954	(120)
Total bonds and stocks	$4,282	$4,084	$(198)	$1,306	$1,110	$(196)	$5,588	$5,194	$(394)

At September 30, 2010, there were 408 (December 31, 2009 – 854) AFS bonds with an aggregate gross unrealized loss of $178 (December 31, 2009 – $274) of which the single largest unrealized loss was $12 (December 31, 2009 – $27). The decrease in unrealized losses was largely the result of lower market yields across all bond categories.  The Company anticipates that these bonds will perform in accordance with their contractual terms and currently has the ability and intent to hold these securities until they recover or mature.

At September 30, 2010, there were 465 (December 31, 2009 – 575) AFS stocks with an aggregate gross unrealized loss of $134 (December 31, 2009 – $120) of which the single largest unrealized loss was $32 (December 31, 2009 – $9). The Company anticipates that these stocks will recover in value in the near term.

Manulife Financial Corporation – Q3 2010 Report

As of September 30, 2010, 73 per cent (December 31, 2009 – 80 per cent) of securities in an unrealized loss position were trading at greater than 80 per cent of amortized cost. Based upon the Company’s current evaluation of these securities in accordance with its impairment policy and the Company’s intent to retain these investments for a period of time sufficient to allow for recovery in value, the Company has determined that these securities are only temporarily impaired and their carrying value is appropriate.  For securities listed above as being in an unrealized loss position of 12 months or more, the duration of impairment ranges from 12 to 42 months (December 31, 2009 – 12 to 33 months).

Contractual maturity of AFS bonds

The amortized cost and estimated fair value of AFS bonds by contractual maturity year are shown below.

As at September 30, 2010	Amortized cost	Fair value
Maturity
One year or less	$1,149	$1,159
Over one year through five years	2,441	2,560
Over five years through ten years	3,133	3,385
Over ten years	9,541	10,028
Subtotal	$16,264	$17,132
Asset-backed and mortgage-backed securities	628	580
Total	$16,892	$17,712

Securitized assets, such as asset-backed securities (“ABS”), mortgage-backed securities (“MBS”) and collateralized mortgage obligations (“CMOs”), are not categorized by contractual maturity because estimated maturities may differ from contractual maturities due to security call or prepayment provisions.

Note 5              Derivative and Hedging Instruments

See “Capital markets hedging program” in note 8 of the 2009 annual consolidated financial statements on page 106 of the Company’s 2009 Annual Report for an explanation of the Company’s hedging program for its variable annuity product guarantees.

Hedging relationships

The Company uses derivatives for economic hedging purposes. In certain circumstances, these hedges also meet the requirements for hedge accounting. Hedging relationships eligible for hedge accounting are designated as either fair value hedges, cash flow hedges or as net investment hedges with respective investment gains (losses) outlined in the tables below.

Fair value hedges

Derivatives in fair value hedging relationships	Hedged items in fair value hedging relationships	Gains (losses) recognized on derivatives	Gains (losses) recognized for hedged items	Ineffectiveness recognized in investment income
For the three months ended September 30, 2010
Interest rate swaps	Fixed rate assets	$(209)	$219	$10
	Fixed rate liabilities	8	(8)	-
Foreign currency swaps	Fixed rate assets	(28)	31	3
	Floating rate liabilities	(1)	1	-
Total		$(230)	$243	$13

For the three months ended September 30, 2009
Interest rate swaps	Fixed rate assets	$(115)	$117	$2
	Fixed rate liabilities	(1)	1	-
Foreign currency swaps	Fixed rate assets	(13)	13	-
	Floating rate liabilities	-	-	-
Total		$(129)	$131	$2

Manulife Financial Corporation – Q3 2010 Report

Derivatives in fair value hedging relationships	Hedged items in fair value hedging relationships	Gains (losses) recognized on derivatives	Gains (losses) recognized for hedged items	Ineffectiveness recognized in investment income
For the nine months ended September 30, 2010
Interest rate swaps	Fixed rate assets	$(360)	$353	$(7)
	Fixed rate liabilities	16	(16)	-
Foreign currency swaps	Fixed rate assets	(54)	79	25
	Floating rate liabilities	(1)	(8)	(9)
Total		$(399)	$408	$9

For the nine months ended September 30, 2009
Interest rate swaps	Fixed rate assets	$263	$(286)	$(23)
	Fixed rate liabilities	(10)	10	-
Foreign currency swaps	Fixed rate assets	75	(73)	2
	Floating rate liabilities	(13)	13	-
Total		$315	$(336)	$(21)

Cash flow hedges

Derivatives in cash flow hedging relationships	Hedged items in cash flow hedging relationships	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
For the three months ended September 30, 2010
Interest rate swaps	Forecasted liabilities	$(5)	$(3)	$-
Foreign currency swaps	Fixed rate assets	(2)	-	-
	Floating rate liabilities	(12)	-	-
Foreign currency forwards	Forecasted expenses	(1)	-	-
Total return swaps	Stock-based compensation	(7)	-	-
Total		$(27)	$(3)	$-

For the three months ended September 30, 2009
Interest rate swaps	Forecasted liabilities	$(51)	$(4)	$-
Foreign currency swaps	Fixed rate assets	(7)	-	-
	Floating rate liabilities	33	-	-
Foreign currency forwards	Forecasted expenses	19	-	-
Total return swaps	Stock-based compensation	5	-	-
Total		$(1)	$(4)	$-

For the nine months ended September 30, 2010
Interest rate swaps	Forecasted liabilities	$(68)	$(10)	$-
Foreign currency swaps	Fixed rate assets	3	-	-
	Floating rate liabilities	(116)	-	-
Foreign currency forwards	Forecasted expenses	(14)	-	-
Total return swaps	Stock-based compensation	(27)	-	-
Total		$(222)	$(10)	$-

For the nine months ended September 30, 2009
Interest rate swaps	Forecasted liabilities	$42	$(8)	$2
Foreign currency swaps	Fixed rate assets	(3)	-	-
	Floating rate liabilities	271	-	-
Foreign currency forwards	Forecasted expenses	46	-	-
Total return swaps	Stock-based compensation	25	-	-
Total		$381	$(8)	$2

The Company anticipates that net losses of approximately $32 will be reclassified from AOCI to net income within the next twelve months. The maximum time frame for which variable cash flows are hedged is 27 years.

Manulife Financial Corporation – Q3 2010 Report

Hedges of net investments in self-sustaining foreign operations

Derivatives in net investment hedging relationships	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
For the three months ended September 30, 2010
Currency swaps	$(11)	$-	$-
Foreign currency forwards	136	-	-
Total	$125	$-	$-

For the three months ended September 30, 2009
Currency swaps	$3	$-	$-
Foreign currency forwards	461	-	-
Total	$464	$-	$-

For the nine months ended September 30, 2010
Currency swaps	$(34)	$-	$-
Foreign currency forwards	119	-	-
Total	$85	$-	$-

For the nine months ended September 30, 2009
Currency swaps	$25	$-	$-
Foreign currency forwards	742	-	-
Total	$767	$-	$-

Derivatives not designated as hedging instruments

Derivatives used in portfolios supporting policy liabilities are generally not designated as hedging instruments because the change in the value of the policy liability hedged item in these portfolios is recorded through net income.  Given the changes in fair value of these derivatives are recognized in investment income as they occur, they generally offset with the change in hedged risk to the extent the hedges are effective.  Interest rate and cross currency swaps are used in the portfolios supporting policy liabilities to manage duration and currency risks.

The effects of derivatives in non-hedging relationships on the Consolidated Statements of Operations are shown in the following table.

	For the three months ended September 30,		For the nine months ended September 30,
	2010	2009	2010	2009
Non-hedging relationships
Investment income (loss)
Interest rate swaps	$1,300	$540	$3,239	$(1,756)
Stock futures	(625)	(202)	(385)	(296)
Currency futures	(29)	5	4	(20)
Interest rate futures	(76)	(11)	(165)	(3)
Interest rate options	-	(1)	(1)	1
Total return swaps	4	31	(2)	(31)
Foreign currency swaps	70	25	22	127
Foreign currency forwards	6	17	23	31
Total investment income (loss) from derivatives
in non-hedging relationships	$650	$404	$2,735	$(1,947)

Fair value of derivatives

The fair value of derivative instruments is summarized by term to maturity in the following tables.  Fair values shown do not incorporate the impact of master netting agreements (see note 7(d)).

Manulife Financial Corporation – Q3 2010 Report

Term to maturity	Less than	1 to 5	Over 5
As at September 30, 2010	1 year	years	years	Total
Derivative assets	$187	$423	$6,207	$6,817
Derivative liabilities	174	911	3,207	4,292

As at December 31, 2009
Derivative assets	$271	$362	$2,047	$2,680
Derivative liabilities	214	818	1,624	2,656

See also note 8 regarding the fair value measurements of derivatives.

The gross notional amount and the fair value of derivatives contracts by the underlying risk exposure for all derivatives in hedging and non-hedging relationships are summarized in the table below.

As at		September 30, 2010			December 31, 2009
			Fair value			Fair value
Type of hedge	Instrument type	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities

Qualifying hedging relationships
Fair value hedges	Interest rate swaps	$2,081	$23	$354	$1,951	$14	$73
	Foreign currency swaps	1,056	55	140	1,064	47	79
Cash flow hedges	Interest rate swaps	513	-	32	1,108	39	-
	Foreign currency swaps	696	-	98	717	20	4
	Forward contracts	174	31	-	278	45	-
	Equity contracts	114	-	16	91	10	-
Net investment hedges	Foreign currency swaps	322	-	77	322	-	43
	Forward contracts	6,520	33	14	5,377	110	13
Total derivatives in hedging relationships		$11,476	$142	$731	$10,908	$285	$212

Non-hedging relationships
	Interest rate swaps	$82,434	$6,235	$2,907	$61,391	$2,020	$1,659
	Interest rate options	186	-	-	300	1	-
	Foreign currency swaps	7,522	431	650	8,375	371	781
	Forward contracts	6,263	3	1	2,167	-	2
	Equity contracts	6,110	6	3	2,262	3	-
	Embedded derivatives	-	-	-	-	-	2
Total derivatives in non-hedging relationships		$102,515	$6,675	$3,561	$74,495	$2,395	$2,444
Total derivatives		$113,991	$6,817	$4,292	$85,403	$2,680	$2,656

Note 6              Policy Liabilities

The Company examines the assumptions used in determining policy liabilities on an ongoing basis to ensure they appropriately reflect emerging experience and changes in risk profile. Changes to methods and assumptions used in determining policy liabilities will result in a change to projected value of policy cash flows and, therefore, to policy liabilities.  The net impact of changes in assumptions and model enhancements was an increase in policy liabilities of $2,832 for the three months ended September 30, 2010 (2009 – $1,064).  Net of the impacts on participating surplus and minority interests, shareholders’ pre-tax income decreased by $2,901 (2009 – $1,085). These pre-tax amounts are reported in the Corporate and Other segment.

The $2,832 impact on policy liabilities for changes in assumptions and model enhancements in the third quarter of 2010 included increases for mortality/morbidity, policyholder behaviour assumptions, investment returns and refinements in modeling of liability cash flows, with decreases in policy liabilities for expenses.  Policy liabilities increased by $903 for changes to mortality/morbidity assumptions, driven by morbidity increases in the Long-Term Care business that were partially offset by mortality updates in Canadian Individual Insurance.  Policy liabilities increased $648 for updates to policyholder behaviour assumptions, most significantly for policyholder behaviour assumptions on variable annuity and segregated fund guarantee products, and in Canadian Individual Insurance for renewable term business.  Policy liabilities increased $1,407 for updating volatility and mean return assumptions for variable annuity business and from reductions in the ultimate re-investment rates and for spread assumptions on corporate bonds.  Policy liabilities were reduced by $116 from updates to investment and policy maintenance expenses.  A number of business specific modeling refinements were made to improve the projection of the future cash flows on in-force business, resulting in a net decrease in policy liabilities of $10.  Included in these were refinements to modeling of liability cash flows offset by model refinements for the calculation of future tax provisions for asset timing differences in the U.S.

The $18 impact on policy liabilities for changes in assumptions and model enhancements in the second quarter of 2010 was mostly related to a favourable $20 impact from model refinements.

Manulife Financial Corporation – Q3 2010 Report

The $2 increase in policy liabilities for changes in assumptions and model enhancements in the first quarter of 2010 consisted of largely offsetting items related to enhancements to valuation systems as well as refinements to valuation methods and assumptions used to project liability cash flows.

The changes in assumptions and model enhancements in the third quarter of 2009 resulted in an increase of $1,064 in policy liabilities including increases for mortality/morbidity and policyholder behaviour assumptions, with decreases in policy liabilities for expenses and investment-related items.  Policy liabilities increased by $392 for changes to mortality/morbidity assumptions, driven by increases in the Long-Term Care business partially offset by refinements in other businesses.  Policy liabilities increased by $1,245 for updates to policyholder behaviour assumptions for most lines of business, including $624 for policyholder behaviour assumptions on variable annuity and segregated fund guarantee products.  Updates to methods and model refinements decreased policy liabilities by $140, with a number of offsetting increases and decreases in liabilities.  Reductions in policy liabilities of $314 for investment returns resulted from releases due to refinements of investment strategy modeling, most materially in Long-Term Care, offset by increases from updated future fixed income return assumptions and updates to non-fixed income return assumptions include equity return assumptions in stochastic models.  Policy liabilities were reduced by $119 from updates to expense factors, most notably those related to investment expenses.

The $47 increase in policy liabilities for changes in assumptions and model enhancements for the second quarter of 2009 included an increase in policy liabilities of $182 from updated policyholder behaviour assumptions related to withdrawals in the Japan segregated fund business.  This was largely offset by a net release from refinements to the modeling of liability cash flows across a number of businesses, most significantly related to tax treatment in the valuation of the U.S. segregated fund business.

The net impact of changes in assumptions and model enhancements was an increase in policy liabilities of $269 for the three months ended March 31, 2009. Net of the impacts on participating surplus and minority interests, this resulted in a decrease in pre-tax shareholders’ income of $271.   The changes in assumptions and model enhancements for the first quarter of 2009 included a net increase in policy liabilities from a change in modeling methodology for segregated funds and a net increase from refinements in the modeling of liability cash flows across a number of businesses, most significantly in the U.S. Long-Term Care business, partially offset by a net release from refinements to the modeling of future investment returns across a number of businesses.

Note 7              Risk Management

The Company’s risk management policies and processes for managing risks can be found in note 8 of the 2009 annual consolidated financial statements on pages 102 to 112 of the Company’s 2009 Annual Report.   Certain risks have been outlined below.

a)      Market price and interest rate risk

Caution related to risk exposures

The risk exposure measures expressed below primarily include the sensitivity of shareholders’ economic value and net income attributed to shareholders. These risk exposures include the sensitivity due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment returns and investment activity the Company assumes in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged.  For these reasons, these sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of the Company’s internal models.  Given the nature of these calculations, the Company cannot provide assurance that the actual impact on shareholders’ economic value or net income attributed to shareholders will be as indicated.

General fund – risk exposure measures

i)   Impact of changes in interest rates on shareholders’ economic value

The impact on shareholders’ economic value as a result of interest rate movements on the assets and liabilities in the general fund is calculated as the change in the net present value of future after-tax cash flows related to assets including fixed income securities designated as AFS, derivatives, policy premiums, benefits and expenses, all discounted at market yields for bonds of a specified quality rating and adjusted for tax.

The table below shows the potential impact on shareholders’ economic value of an immediate change of one per cent in government, swap and corporate rates at all maturities across all markets with no change in spreads between government, swap and corporate rates, and with a floor of zero on the interest rates.

Manulife Financial Corporation – Q3 2010 Report

1% change in interest rates (1)
As at	September 30, 2010		December 31, 2009
	Decrease	Increase	Decrease	Increase
Insurance	$(1,960)	$1,140	$(2,070)	$1,300
Wealth management excluding variable annuities	(200)	80	(210)	110
Variable annuity guarantee business (2)	(620)	240	(130)	90
Shareholders' equity account	1,060	(820)	540	(400)
Total	$(1,720)	$640	$(1,870)	$1,100

(1) See “Caution related to risk exposures” above.
(2)
The increases in the sensitivities from December 31, 2009 to September 30, 2010 were in part due to the increase in the policy liabilities for variable annuity guarantees.  In addition, the September 30, 2010 sensitivities also include the variable annuity hedged business, which was not included in the December 31, 2009 sensitivities.  The September 30, 2010 sensitivites include  $(440) and $100 related to the hedged block, for the 1% decrease and 1% increase in rates, respectively.

ii)	Impact of changes in interest rates on net income attributed to shareholders

The potential impact on annual net income attributed to shareholders as a result of a change in policy liabilities in the general fund due to a one per cent increase in government, swap and corporate rates at all maturities across all markets, with no change in spreads between government, swap and corporate rates, was estimated to be an increase of approximately $1,800 as at September 30, 2010 (December 31, 2009 – approximately $1,600) and for a one per cent decrease in government, swap and corporate rates at all maturities, across all markets with no change in spreads between government, swap and corporate rates and with a floor of zero on interest rates was estimated to be a decrease of approximately $2,200 as at September 30, 2010 (December 31, 2009 – approximately $2,200).  This sensitivity to a one per cent decrease in interest rates includes approximately $400 related to the hedged block of variable annuity business (December 31, 2009 – approximately $100).

The net income sensitivity measures the impact of a change in current interest rates, but consistent with the methodology for determining policy liabilities, does not consider a change in interest rates assumed for new investments made and assets sold 20 or more years into the future.  For new investments made or assets sold within the first 20 years, the calculation of policy liabilities assumes future interest rates first fall from current interest rates by 10 per cent and then grade evenly to the rates assumed after 20 years, otherwise known as the ultimate re-investment rates. Current treasury rates are lower than the ultimate re-investment rates assumed in valuation. The net income sensitivity also assumes no gain or loss is realized on fixed income investments that are designated as AFS.

iii)	Impact of changes in market values on net income attributed to shareholders from general fund investments

The potential impact on net income attributed to shareholders arising from general fund publicly traded equities and other non-fixed income assets supporting policy liabilities of an immediate 10 per cent change in market values of publicly traded equities and other non-fixed income assets is shown in the table below.  This impact is based on a point-in-time impact and does not include:  (a) any potential impact on non-fixed income asset weightings; (b) any losses on non-fixed income investments held in the Corporate and Other segment; or (c) any losses on non-fixed income investments held in Manulife Bank.  If the non-fixed income asset weightings on assets supporting policy liabilities reduce, the Company may be required to increase its policy liabilities resulting in a reduction to net income.

Change in market values (1)

As at	September 30, 2010		December 31, 2009
	Publicly traded	Other non-	Publicly traded	Other non-
	equities	fixed income(2)	equities	fixed income(2)
10% decrease in market values	$(117)	$(855)	$(84)	$(647)
10% increase in market values	118	969	81	639

(1) See “Caution related to risk exposures” above.
(2) Other non-fixed income assets include real estate, timber and agricultural properties, oil and gas, and private equities.

Off-balance sheet products and general fund equity market risk exposure measures

i)      Variable annuity investment related guarantees

Of the variable annuity investment related guarantees, 54 per cent of the guarantee value was either hedged or reinsured at September 30, 2010 compared to 35 per cent at December 31, 2009.

Manulife Financial Corporation – Q3 2010 Report

The table below shows selected information regarding the Company’s variable annuity investment related guarantees:

As at		September 30, 2010			December 31, 2009
	Guarantee value	Fund value	Amount at risk (4)	Guarantee value	Fund value	Amount at risk (4)
Guaranteed minimum income benefit(1)	$8,650	$6,357	$2,301	$9,357	$6,834	$2,535
Guaranteed minimum withdrawal benefit	62,354	55,668	7,691	58,077	51,669	7,962
Guaranteed minimum accumulation benefit	24,593	25,086	2,319	24,749	25,190	2,213
Gross living benefits(2)	$95,597	$87,111	$12,311	$92,183	$83,693	$12,710
Gross death benefits(3)	17,240	12,807	3,705	18,455	13,282	4,414
Total gross benefits	$112,837	$99,918	$16,016	$110,638	$96,975	$17,124
Living benefits reinsured	$7,501	$5,507	$2,000	$8,012	$5,818	$2,200
Death benefits reinsured	5,283	4,149	1,342	5,985	4,639	1,577
Total reinsured	$12,784	$9,656	$3,342	$13,997	$10,457	$3,777
Total, net of reinsurance	$100,053	$90,262	$12,674	$96,641	$86,518	$13,347
Living benefits hedged	$43,373	$42,504	$3,264	$24,399	$24,137	$1,782
Death benefits hedged	4,865	2,971	712	481	317	10
Total hedged	$48,238	$45,475	$3,976	$24,880	$24,454	$1,792
Living benefits retained	$44,723	$39,100	$7,047	$59,772	$53,738	$8,728
Death benefits retained	7,092	5,687	1,651	11,989	8,326	2,827
Total, net of reinsurance and hedging	$51,815	$44,787	$8,698	$71,761	$62,064	$11,555

(1)	Contracts with guaranteed long-term care benefits are included in this category.
(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (3).
(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value.  This amount is not currently payable.  For guaranteed minimum death benefit, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the net amount at risk is floored at zero at the single contract level.

Variable annuity guarantees are contingent and only payable upon death, maturity, withdrawal or annuitization, if fund values remain below guaranteed values.  If markets do not recover, liabilities on current in-force business would be due primarily in the period from 2015 to 2038.  The policy liability established for these benefits was $5,392 at September 30, 2010 (December 31, 2009 – $1,671).  The policy liabilities include both the hedged and the un-hedged business. For un-hedged business, policy liabilities were $2,787 at September 30, 2010 (December 31, 2009 – $1,738).  The policy liabilities for the hedged block were $2,605 (December 31, 2009 – $(67)).  The increase in the policy liabilities related to the hedged block was primarily due to the change in the value of the dedicated hedge portfolio and the adverse impact from basis changes.

ii)	Impact of changes in public equity market values on shareholders’ economic value arising from variable products and other managed assets

The impact on shareholders’ economic value from changes in the market value of equities within the segregated funds of variable products, mutual funds and institutional asset management operations is calculated as the change in net present value of expected future after-tax cash flows related to managing these assets and/or providing guarantees, including fee income, expense and benefit payments, discounted at market yields.  The present value of expected future after-tax cash flows related to variable product guarantees is the average, across all investment return scenarios, of the net present value of projected future guaranteed benefit payments, reinsurance settlements and fee income allocated to support the guarantees, as well as the asset portfolio, including derivatives, assigned to hedge the guarantees.

The asset portfolio designed to hedge the guarantees consists of cash and derivatives. The Company shorts exchange traded equity index and government bond futures and executes lengthening interest rate swaps in order to hedge the economic sensitivity of the Company’s best estimate cash flows to fund performance and interest rate movements.  The sensitivity of the provision for adverse deviation is not hedged, nor is the sensitivity of any changes to the best estimate cash flows that are not input to the hedge program on a real time basis.  The Company dynamically rebalances these hedge instruments as market conditions change in order to maintain the hedged position within internally established limits. The profit (loss) on the hedge instruments may not fully offset the losses (gains) related to the guarantee policy liabilities hedged because:

Manulife Financial Corporation – Q3 2010 Report

(a)	the performance of the underlying funds hedged may differ from the performance of the derivatives held within the hedge portfolio;

(b)	the performance on a small portion of the underlying funds is not hedged due to lack of availability of exchange traded derivatives that would provide an effective hedge;

(c)	a portion of interest rate risk is not hedged;

(d)	policy liabilities include some provisions for adverse deviation which are not hedged;

(e)	changes to the best estimate cash flows may not be input into the hedge program on a real time basis; and

(f)	not all other risks are hedged (see “Risk Management” in Management’s Discussion and Analysis in the Company’s 2009 Annual Report).

The table below shows the potential impact on shareholders’ economic value of an immediate 10, 20 and 30 per cent change in the market value of equities within the variable products and other managed assets.

As at			September 30, 2010		December 31, 2009
Decrease in market value of equity funds (1), (2)	10%	20%	30%	10%	20%	30%
Market-based fees	$(500)	$(1,010)	$(1,550)	$(470)	$(960)	$(1,480)
Variable product guarantees	(490)	(1,210)	(2,170)	(450)	(1,080)	(1,930)
Total	$(990)	$(2,220)	$(3,720)	$(920)	$(2,040)	$(3,410)

Increase in market value of equity funds (1), (3)	10%	20%	30%	10%	20%	30%
Market-based fees	$520	$1,060	$1,620	$490	$1,000	$1,520
Variable product guarantees	270	440	560	290	490	600
Total	$790	$1,500	$2,180	$780	$1,490	$2,120

(1)	See “Caution related to risk exposures” above.

(2)
For a 10, 20 and 30 per cent decrease in the market value of equities within the segregated funds of variable annuities, the profit from the hedge portfolio is assumed to offset 80, 75 and 70 per cent, respectively, of the loss arising from the change in the policy liabilities of the hedged guarantees.  Actual experience may vary from these assumptions.

(3)
For a 10, 20 and 30 per cent increase in the market value of equities within the segregated funds of variable annuities, the loss from the hedge portfolio is assumed to be 20, 25 and 30 per cent greater, respectively, than the gain arising from the change in the policy liabilities of the hedged guarantees.  Actual experience may vary from these assumptions.

iii)	Impact of changes in public equity market values on shareholders’ economic value arising from both variable products and from general fund investments

The following table adds the sensitivities to a change in market value of public traded equities on policy liabilities and the shareholders’ equity account for other than variable products, to the sensitivities in table ii) above (“Impact of changes in public equity market values on shareholders’ economic value arising from variable products and other managed assets”).

Change in market value of equity funds (1)

As at	September 30, 2010	December 31, 2009
10% decline	$(1,200)	$(1,200)
20% decline	(2,700)	(2,600)
30% decline	(4,400)	(4,200)
10% increase	1,000	1,000

(1)  See “Caution related to risk exposures” above.

iv)	Impact of changes in public equity market values on net income attributed to shareholders arising from variable products

The following table shows the potential impact on annual net income attributed to shareholders arising from variable products, including the impact on segregated fund fee income, of an immediate 10, 20 and 30 per cent decline and a 10 per cent increase in the market values of equities within the segregated funds followed by a return to normal market growth assumptions.  The assumptions with respect to performance of the variable annuity hedging program are the same as outlined in section ii) above (“Impact of changes in public equity market values on shareholders’ economic value arising from variable products and other managed assets”).

Manulife Financial Corporation – Q3 2010 Report

Change in market value of equity funds (1)

As at	September 30, 2010	December 31, 2009
10% decline	$(1,200)	$(1,100)
20% decline	(2,600)	(2,600)
30% decline	(4,300)	(4,400)
10% increase	900	900

 (1)  See “Caution related to risk exposures” above.

v)	Impact of changes in public equity market values on net income attributed to shareholders arising from both variable products and from general fund investments

The following table adds the sensitivities to a change in market value of public traded equities on policy liabilities for other than variable products, to the sensitivities in table iv) above (“Impact of changes in public equity market values on net income attributed to shareholders arising from variable products”).

Change in market value of equity funds (1)

As at	September 30, 2010	December 31, 2009
10% decline	$(1,300)	$(1,200)
20% decline	(2,800)	(2,800)
30% decline	(4,600)	(4,600)
10% increase	1,000	1,000
 (1) See “Caution related to risk exposures” above.

b)      Credit risk

Past due or credit impaired financial assets

The Company provides for credit risk by establishing allowances against the carrying value of impaired loans and by recognizing OTTI on AFS securities.  In addition, the Company reports as an impairment certain declines in the change in fair value of bonds designated under the fair value option which it deems represent an impairment.

The following table summarizes the carrying value of the Company’s financial assets that are considered past due or impaired:

As at	September 30, 2010				December 31, 2009
	Past due but not impaired			Total impaired	Past due but not impaired			Total impaired
	Less than 90 days	90 days and greater	Total past due but not impaired		Less than 90 days	90 days and greater	Total past due but not impaired
Bonds
Fair value option	$-	$-	$-	$187	$50	$-	$50	$139
Available-for-sale	2	-	2	33	78	3	81	7
Loans
Private placements	67	-	67	356	152	1	153	361
Mortgages and bank loans	41	56	97	171	56	49	105	118
Other financial assets	8	32	40	3	4	32	36	-
Total	$118	$88	$206	$750	$340	$85	$425	$625

Manulife Financial Corporation – Q3 2010 Report

Allowance for loan losses

For the three months ended			September 30, 2010			September 30, 2009
	Mortgages and bank loans	Private placements	Total	Mortgages and bank loans	Private placements	Total
Balance, July 1	$55	$95	$150	$50	$166	$216
Provisions	17	14	31	15	29	44
Recoveries	(3)	(10)	(13)	(4)	(2)	(6)
Write-offs (1)	(6)	(1)	(7)	(6)	(22)	(28)
Balance, September 30	$63	$98	$161	$55	$171	$226

			September 30, 2010			September 30, 2009
For the nine months ended	Mortgages and bank loans	Private placements	Total	Mortgages and bank loans	Private placements	Total
Balance, January 1	$55	$128	$183	$43	$165	$208
Provisions	36	48	84	38	64	102
Recoveries	(6)	(16)	(22)	(6)	(8)	(14)
Write-offs (1)	(22)	(62)	(84)	(20)	(50)	(70)
Balance, September 30	$63	$98	$161	$55	$171	$226

(1) Includes disposals and impact of currency translation.

c)	Securities lending, repurchase and reverse repurchase transactions

The Company engages in securities lending to generate fee income. Collateral, which exceeds the market value of the loaned securities, is retained by the Company until the underlying security has been returned to the Company.  The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the underlying loaned securities fluctuates. As at September 30, 2010, the Company had loaned securities (which are included in invested assets) with a market value of $1,509 (December 31, 2009 – $1,221). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.

The Company engages in repurchase and reverse repurchase transactions to generate fee income and to take possession of securities to cover short positions in similar instruments.  As at September 30, 2010 the Company had engaged in reverse repurchase transactions of $34 (December 31, 2009 – $2,590) which are recorded as a short-term receivable.  There were no outstanding repurchase agreements as at September 30, 2010 or December 31, 2009.

d)	Derivatives

The Company’s exposure to loss on derivatives is limited to the amount of any net gains that may have accrued with a particular counterparty.  Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position (excluding any offsetting contracts in negative positions).  The Company seeks to limit the risk of credit losses from derivative counterparties by: establishing a minimum acceptable counterparty credit rating of A- from external rating agencies; entering into master netting arrangements; and entering into Credit Support Annex agreements, whereby collateral must be provided when the exposure exceeds a certain threshold.  All contracts are held with counterparties rated A- or higher.  As at September 30, 2010, the percentage of the Company’s derivative exposure which were with counterparties rated AA- or higher amounted to 31 per cent (December 31, 2009 – 26 per cent). The largest single counterparty exposure as at September 30, 2010 was $1,533 (December 31, 2009 – $561).  The Company’s net exposure to credit risk was mitigated by $3,949 fair value of collateral held as security as at September 30, 2010 (December 31, 2009 – $1,148).  In accordance with customary terms of Credit Support Annex agreements, the Company is permitted to sell or repledge collateral held.

As at September 30, 2010, the maximum exposure to credit risk related to derivatives after taking into account netting agreements and without taking into account the fair value of any collateral held, was $2,461 (December 31, 2009 – $903).  Without master netting agreements, maximum exposure to credit risk would have been $7,098 (December 31, 2009 –  $2,680).

Manulife Financial Corporation – Q3 2010 Report

e) Insurance risk

Effective June 29, 2010, the Company increased its global retention limit for individual life insurance from US$20 to US$30 and for survivorship life insurance from US$25 to US$35.

Note 8                 Fair Value of Financial Instruments

Financial instruments measured at fair value on the Consolidated Balance Sheets

In accordance with the Canadian Institute of Chartered Accountants Handbook Section 3862, the Company categorizes its fair value measurements according to a three-level hierarchy.  The hierarchy prioritizes the inputs used by the Company’s valuation techniques for determining the fair value of the financial instrument. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined in the notes to the financial statements included on page 132 of the Company’s 2009 Annual Report.

Manulife Financial Corporation – Q3 2010 Report

The following tables present the Company’s financial assets and liabilities that are carried at fair value, categorized by level under the fair value hierarchy:

As at				September 30, 2010				December 31, 2009
	Level 1	Level 2	Level 3	Total fair value	Level 1	Level 2	Level 3	Total fair value
Financial assets
Bonds
Fair value option
Canadian government & agency	$-	$9,846	$160	$10,006	$-	$8,014	$129	$8,143
U.S. government & agency	-	11,864	141	12,005	-	5,074	321	5,395
Other government & agency	-	6,625	574	7,199	-	4,638	467	5,105
Corporate	-	48,884	1,843	50,727	-	44,547	1,616	46,163
Residential mortgage/asset-backed securities	-	25	379	404	-	32	389	421
Commercial mortgage/asset-backed securities	-	4,050	459	4,509	-	4,271	444	4,715
Other securitized assets	-	1,432	186	1,618	-	1,422	180	1,602
Available-for-sale
Canadian government & agency	-	5,761	32	5,793	-	4,276	49	4,325
U.S. government & agency	-	5,267	-	5,267	-	2,198	2	2,200
Other government & agency	-	1,279	62	1,341	-	971	51	1,022
Corporate	-	4,453	278	4,731	-	5,064	243	5,307
Residential mortgage/asset-backed securities	-	6	96	102	-	6	99	105
Commercial mortgage/asset-backed securities	-	340	27	367	-	369	25	394
Other securitized assets	-	80	31	111	-	181	29	210
Stocks
Fair value option	8,283	1	-	8,284	7,276	-	-	7,276
Available-for-sale	2,112	-	-	2,112	2,412	-	-	2,412
Cash and short-term securities
Fair value option	-	539	-	539	-	651	-	651
Available-for-sale	-	10,963	-	10,963	-	16,118	-	16,118
Other	3,385	-	-	3,385	2,011	-	-	2,011
Derivative assets
Interest rate contracts	-	6,148	110	6,258	-	2,002	72	2,074
Foreign exchange contracts	-	553	-	553	-	593	-	593
Equity contracts	-	-	6	6	-	2	11	13
Segregated funds net assets (1)	196,159	2,489	3,104	201,752	185,851	2,693	3,197	191,741
	$209,939	$120,605	$7,488	$338,032	$197,550	$103,122	$7,324	$307,996

Financial liabilities
Derivative liabilities
Interest rate contracts	$-	$3,240	$53	$3,293	$-	$1,709	$25	$1,734
Foreign exchange contracts	-	952	28	980	-	899	21	920
Equity contracts	-	-	19	19	-	-	-	-
Embedded derivatives	-	-	-	-	-	-	2	2
Consumer notes	-	1,127	-	1,127	-	1,291	-	1,291
	$-	$5,319	$100	$5,419	$-	$3,899	$48	$3,947

(1)
Segregated funds net assets are recorded at fair value. Investment performance related to segregated funds net assets is fully offset by corresponding amounts credited to contract holders whose interest in the segregated funds net assets is recorded by the Company as segregated funds net liabilities.

Manulife Financial Corporation – Q3 2010 Report

Financial assets and liabilities measured at fair value using significant non-observable inputs (Level 3)

The following table presents a roll forward for all financial instruments measured at fair value using significant non-observable inputs (Level 3) for the three months ended September 30, 2010.

		Net realized / unrealized gains (losses) included in:				Transfers
	Balance as at July 1, 2010	Net income (1)	OCI (2)	Purchases	Sales	Into Level 3 (3)	Out of Level 3 (3)	Currency movement	Balance as at September 30, 2010	Change in unrealized gains (losses) on instruments still held (4)
Bonds
Fair value option
Canadian government & agency	$133	$7	$-	$22	$-	$-	$-	$(2)	$160	$6
U.S. government & agency	141	6	-	42	-	-	(45)	(3)	141	6
Other government & agency	511	18	-	53	(7)	-	-	(1)	574	19
Corporate	1,601	84	-	166	(28)	12	(3)	11	1,843	84
Residential mortgage/asset-backed securities	388	26	-	-	(23)	-	-	(12)	379	36
Commercial mortgage/asset-backed securities	463	19	-	-	(7)	-	(2)	(14)	459	24
Other securitized assets	195	-	-	-	(4)	-	-	(5)	186	7
	$3,432	$160	$-	$283	$(69)	$12	$(50)	$(26)	$3,742	$182
Available-for-sale
Canadian government & agency	$53	$16	$(14)	$-	$(22)	$-	$-	$(1)	$32	$-
U.S. government & agency	-	-	-	-	-	-	-	-	-	-
Other government & agency	58	-	1	2	-	-	-	1	62	-
Corporate	273	3	-	2	(28)	27	-	1	278	-
Residential mortgage/asset-backed securities	98	(1)	7	-	(5)	-	-	(3)	96	-
Commercial mortgage/asset-backed securities	25	-	3	-	-	-	-	(1)	27	-
Other securitized assets	30	-	2	-	(1)	-	-	-	31	-
	$537	$18	$(1)	$4	$(56)	$27	$-	$(3)	$526	$-
Net derivatives	$30	$(1)	$(6)	$-	$-	$-	$(3)	$(4)	$16	$(2)
Segregated funds net assets	3,218	(8)	18	6	(36)	-	-	(94)	3,104	22
Total	$7,217	$169	$11	$293	$(161)	$39	$(53)	$(127)	$7,388	$202

(1)
These amounts are included in investment income on the Consolidated Statement of Operations, except for the segregated funds amount which is included in the investment related section of the Segregated Funds Consolidated Statement of Changes in Net Assets.

(2)	These amounts are included in AOCI on the Consolidated Balance Sheet.
(3)	For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.
(4)	Amounts relate to those unrealized gains (losses) included in net income for the period.

Manulife Financial Corporation – Q3 2010 Report

The following table presents a roll forward for all financial instruments measured at fair value using significant non-observable inputs (Level 3) for the three months ended September 30, 2009.

		Net realized / unrealized gains (losses) included in:				Transfers
	Balance as at July 1, 2009	Net income (1)	OCI (2)	Purchases	Sales	Into Level 3 (3)	Out of Level 3 (3)	Currency movement	Balance as at September 30, 2009	Change in unrealized gains (losses) on instruments still held (4)
Bonds
Fair value option
Canadian government & agency	$130	$6	$-	$-	$-	$-	$-	$(6)	$130	$6
U.S. government & agency	129	20	-	204	-	-	-	(10)	343	19
Other government & agency	498	10	-	-	(3)	-	-	(35)	470	12
Corporate	1,667	107	-	122	(114)	5	(45)	(69)	1,673	119
Residential mortgage/asset-backed securities	469	35	-	-	(41)	1	-	(39)	425	37
Commercial mortgage/asset-backed securities	439	50	-	4	(22)	-	-	(39)	432	57
Other securitized assets	428	9	-	-	(50)	10	-	(34)	363	9
	$3,760	$237	$-	$330	$(230)	$16	$(45)	$(232)	$3,836	$259
Available-for-sale
Canadian government & agency	$50	$-	$1	$-	$-	$-	$-	$(3)	$48	$-
U.S. government & agency	2	-	-	-	-	-	-	-	2	-
Other government & agency	55	-	-	-	-	-	-	(3)	52	-
Corporate	216	-	5	13	(9)	-	-	(9)	216	-
Residential mortgage/asset-backed securities	127	-	5	-	(10)	1	-	(10)	113	-
Commercial mortgage/asset-backed securities	25	-	4	-	(1)	-	-	(2)	26	-
Other securitized assets	79	-	2	-	(3)	6	-	(7)	77	-
	$554	$-	$17	$13	$(23)	$7	$-	$(34)	$534	$-
Net derivatives	$4	$-	$14	$-	$-	$16	$1	$(8)	$27	$(4)
Segregated funds net assets	3,148	3	15	2	(9)	-	-	(244)	2,915	18
Total	$7,466	$240	$46	$345	$(262)	$39	$(44)	$(518)	$7,312	$273

(1)
These amounts are included in investment income on the Consolidated Statement of Operations, except for the segregated funds amount which is included in the investment related section of the Segregated Funds Consolidated Statement of Changes in Net Assets.

(2)	These amounts are included in AOCI on the Consolidated Balance Sheet.
(3)	For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.
(4)	Amounts relate to those unrealized gains (losses) included in net income for the period.

Manulife Financial Corporation – Q3 2010 Report

The following table presents a roll forward for all financial instruments measured at fair value using significant non-observable inputs (Level 3) for the nine months ended September 30, 2010.

		Net realized / unrealized gains (losses) included in:				Transfers
	Balance as at January 1, 2010	Net income (1)	OCI (2)	Purchases	Sales	Into Level 3 (3)	Out of Level 3 (3)	Currency movement	Balance as at September 30, 2010	Change in unrealized gains (losses) on instruments still held (4)
Bonds
Fair value option
Canadian government & agency	$129	$10	$-	$22	$-	$-	$-	$(1)	$160	$10
U.S. government & agency	321	7	-	303	-	-	(487)	(3)	141	7
Other government & agency	467	22	-	98	(28)	-	-	15	574	23
Corporate	1,616	122	-	187	(97)	35	(103)	83	1,843	73
Residential mortgage/asset-backed securities	389	70	-	-	(73)	-	-	(7)	379	101
Commercial mortgage/asset-backed securities	444	69	-	-	(44)	-	(2)	(8)	459	78
Other securitized assets	180	35	-	-	(26)	-	(1)	(2)	186	60
	$3,546	$335	$-	$610	$(268)	$35	$(593)	$77	$3,742	$352
Available-for-sale
Canadian government & agency	$49	$16	$(11)	$-	$(22)	$-	$-	$-	$32	$-
U.S. government & agency	2	-	-	-	-	-	(2)	-	-	-
Other government & agency	51	-	2	8	(4)	-	-	5	62	-
Corporate	243	(2)	13	12	(36)	50	(15)	13	278	-
Residential mortgage/asset-backed securities	99	(10)	25	-	(16)	-	-	(2)	96	-
Commercial mortgage/asset-backed securities	25	7	(1)	-	(4)	-	-	-	27	-
Other securitized assets	29	2	1	-	(1)	-	-	-	31	-
	$498	$13	$29	$20	$(83)	$50	$(17)	$16	$526	$-
Net derivatives	$35	$20	$(27)	$-	$-	$5	$(15)	$(2)	$16	$20
Segregated funds net assets	3,197	(37)	18	75	(99)	-	-	(50)	3,104	9
Total	$7,276	$331	$20	$705	$(450)	$90	$(625)	$41	$7,388	$381

(1)
These amounts are included in investment income on the Consolidated Statement of Operations, except for the segregated funds amount which is included in the investment related section of the Segregated Funds Consolidated Statement of Changes in Net Assets.

(2)	These amounts are included in AOCI on the Consolidated Balance Sheet.
(3)	For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.
(4)	Amounts relate to those unrealized gains (losses) included in net income for the period.

Manulife Financial Corporation – Q3 2010 Report

The following table presents a roll forward for all financial instruments measured at fair value using significant non-observable inputs (Level 3) for the nine months ended September 30, 2009.

		Net realized / unrealized gains (losses) included in:				Transfers
	Balance as at January 1, 2009	Net income (1)	OCI (2)	Purchases	Sales	Into Level 3 (3)	Out of Level 3 (3)	Currency movement	Balance as at September 30, 2009	Change in unrealized gains (losses) on instruments still held (4)
Bonds
Fair value option
Canadian government & agency	$135	$4	$-	$-	$-	$-	$-	$(9)	$130	$4
U.S. government & agency	46	26	-	293	(10)	-	-	(12)	343	25
Other government & agency	567	(29)	-	14	(15)	-	-	(67)	470	(27)
Corporate	1,580	151	-	319	(199)	223	(197)	(204)	1,673	243
Residential mortgage/asset-backed securities	623	12	-	-	(149)	3	-	(64)	425	158
Commercial mortgage/asset-backed securities	526	33	-	4	(67)	-	(1)	(63)	432	55
Other securitized assets	500	8	-	-	(97)	10	-	(58)	363	6
	$3,977	$205	$-	$630	$(537)	$236	$(198)	$(477)	$3,836	$464
Available-for-sale
Canadian government & agency	$53	$-	$-	$-	$-	$-	$-	$(5)	$48	$-
U.S. government & agency	2	-	-	-	-	-	-	-	2	-
Other government & agency	67	-	(10)	2	-	-	-	(7)	52	-
Corporate	234	(3)	16	15	(26)	10	(2)	(28)	216	-
Residential mortgage/asset-backed securities	162	(54)	69	-	(40)	2	(9)	(17)	113	-
Commercial mortgage/asset-backed securities	35	(1)	5	-	(9)	-	-	(4)	26	-
Other securitized assets	89	-	7	-	(14)	6	-	(11)	77	-
	$642	$(58)	$87	$17	$(89)	$18	$(11)	$(72)	$534	$-
Net derivatives	$156	$(56)	$24	$-	$-	$19	$(108)	$(8)	$27	$(59)
Segregated funds net assets	3,584	(119)	15	11	(164)	-	-	(412)	2,915	(59)
Total	$8,359	$(28)	$126	$658	$(790)	$273	$(317)	$(969)	$7,312	$346

(1)
These amounts are included in investment income on the Consolidated Statement of Operations, except for the segregated funds amount which is included in the investment related section of the Segregated Funds Consolidated Statement of Changes in Net Assets.

(2)	These amounts are included in AOCI on the Consolidated Balance Sheet.
(3)	For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.
(4)	Amounts relate to those unrealized gains (losses) included in net income for the period.

The Company may hedge risks with offsetting positions that are each classified in a different level. For example, the gains and losses for assets and liabilities in the Level 3 category presented in the tables above may not reflect the effect of offsetting gains and losses on hedging instruments that have been classified by the Company in the Level 1 and Level 2 categories.

The transfers into Level 3 primarily result from securities that were impaired during the period or securities where a lack of observable market data (versus the previous period) resulted in reclassifying assets into Level 3. The transfers from Level 3 primarily result from observable market data now being available for the entire term structure of the bond, thus eliminating the need to extrapolate market data beyond observable points.

Manulife Financial Corporation – Q3 2010 Report

Note 9              Long-Term Debt

As at	September 30, 2010	December 31, 2009
3.40% Senior notes (US$600)	$614	$-
4.90% Senior notes (US$500)	511	-
4.079% Medium term notes	896	-
4.896% Medium term notes	997	996
7.768% Medium term notes	597	598
5.161% Medium term notes	548	548
5.505% Medium term notes	399	398
4.67% Medium term notes	349	349
Other notes payable	418	419
Total long-term debt	$5,329	$3,308
Fair value	$5,614	$3,588

The fair value of long-term debt is determined using quoted market prices where available. For debt instruments that do not have quoted prices, the fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or utilizing a model to discount cash flows based on current market interest rates.

The carrying value of the long-term debt reflects an unamortized fair value increment of US$5 (December 31, 2009 – US$7), which arose as a result of the acquisition of John Hancock.  The amortization of the fair value adjustment is recorded in interest expense in these consolidated financial statements.

Issue costs are amortized over the term of the debt.

On September 17, 2010, MFC issued US$600 in 3.40% senior notes which mature on September 17, 2015 and are redeemable in whole or in part by MFC at any time at the greater of par or the fair value of the debt calculated as the sum of the present values of the remaining scheduled payments of principal and interest to be redeemed discounted from their respective scheduled payment dates at the U.S. Government treasury bond yield plus 30 basis points, in each case together with accrued and unpaid interest.

On September 17, 2010, MFC issued US$500 in 4.90% senior notes which mature on September 17, 2020 and are redeemable in whole or in part by MFC at any time at the greater of par or the fair value of the debt calculated as the sum of the present values of the remaining scheduled payments of principal and interest to be redeemed discounted from their respective scheduled payment dates at the U.S. Government treasury bond yield plus 35 basis points, in each case together with accrued and unpaid interest.

The US$ senior notes issued September 17, 2010 have been designated as a hedge of the Company’s net investment in its U.S. operations to reduce the earnings volatility that would otherwise arise from the translation of the U.S. denominated debt into Canadian dollars.

On August 20, 2010, MFC issued $900 in 4.079% medium term notes which mature August 20, 2015 and are redeemable in whole or in part by MFC at any time at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 46 basis points, in each case together with accrued and unpaid interest.

Note 10                      Share Capital

As at September 30, 2010, there were 42 million outstanding stock options and deferred share units that entitle the holder to receive common shares or payment in cash or common shares, at the option of the holder (December 31, 2009 – 38 million).

	For the nine months ended	For the year ended
Number of common shares (in millions)	September 30, 2010	December 31, 2009
Balance, January 1	1,758	1,610
Issued on exercise of stock options and deferred share
units and acquisition of a subsidiary	-	8
Issued under dividend re-investment and share purchase plans	14	8
Issued by public offering, net	-	132
Balance, end of the period	1,772	1,758

Manulife Financial Corporation – Q3 2010 Report

The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per share.

	For the three months		For the nine months
	ended September 30,		ended September 30,
Dilutive effect of stock-based compensation awards	2010	2009	2010	2009
Weighted average number of common shares (in millions)	1,767	1,615	1,762	1,612
Dilutive stock-based awards (1) (in millions)	-	-	-	5
Weighted average number of diluted common shares (2) (in millions)	1,767	1,615	1,762	1,617

(1)
The dilutive effect of stock-based awards was calculated using the treasury stock method.  This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.  For the three months and nine months ended September 30, 2010 and the three months ended September 30, 2009, the diluted calculation utilizes the basic weighted average number of common shares because the loss for the period results in all stock-based awards being anti-dilutive.

(2)	Convertible preferred share liabilities have not been included in the calculation since MFC has the right to redeem them for cash prior to the conversion date.

Note 11                      Employee Future Benefits

The Company maintains a number of pension and benefit plans for its eligible employees and agents.  Information about the cost of the Company’s benefit plans, in aggregate, is as follows:

	Pension benefits		Post-employment benefits
For the three months ended September 30,	2010	2009	2010	2009
Defined benefit service cost	$14	$13	$2	$2
Interest cost	45	52	11	12
Expected return on plan assets	(51)	(60)	(7)	(7)
Actuarial losses amortized	8	2	-	(2)
Defined contribution service cost	20	21	-	-
Total	$36	$28	$6	$5

	Pension benefits		Post-employment benefits
For the nine months ended September 30,	2010	2009	2010	2009
Defined benefit service cost	$40	$42	$7	$7
Interest cost	141	161	33	39
Expected return on plan assets	(158)	(189)	(21)	(23)
Actuarial losses amortized	16	4	(1)	(7)
Defined contribution service cost	58	59	-	-
Total	$97	$77	$18	$16

Note 12                      Commitments and Contingencies

a)      Legal proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer.  In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

The Company announced on June 19, 2009 that it had received an enforcement notice from staff of the Ontario Securities Commission (“OSC”) relating to its disclosure before March 2009 of risks related to its variable annuity guarantee and segregated funds business. The notice indicated that it was the preliminary conclusion of OSC staff that the Company failed to meet its continuous disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products. The Company had the opportunity to respond to the notice before the OSC staff made a decision whether to commence proceedings. The Company responded to the notice and is cooperating with OSC staff in responding to further inquiries.  The process is ongoing.

The Company may become subject to regulatory or other action by regulatory authorities in other jurisdictions based on similar allegations.

Manulife Financial Corporation – Q3 2010 Report

Proposed class action lawsuits against the Company have been filed in Canada and the United States, on behalf of investors in those jurisdictions, based on similar allegations.  The Company may become subject to other similar lawsuits by investors.

The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations.

b)	Tax related contingency

The Company is an investor in leveraged leases and has established provisions for possible disallowance of the tax treatment and for interest on past due taxes.  During the nine months ended September 30, 2010, the Company recorded additional charges of $99 after-tax related to these provisions.  The Company continues to believe that deductions originally claimed in relation to these arrangements are appropriate. Although not expected to occur, should the tax attributes of  the leveraged leases be fully denied, the maximum after-tax exposure including interest is estimated to be an additional US$213 as at September 30, 2010.

c)      Guarantees

Guarantees regarding Manulife Finance (Delaware), L.P. (“MFLP”)

MFC has guaranteed the payment of amounts on the $550 senior debentures due December 15, 2026 and $650 subordinated debentures due December 15, 2041 issued by MFLP, a wholly owned partnership. The Company does not consolidate these debentures; however, the Company does have obligations in the same principal amounts to a subsidiary of MFLP.  The senior debentures pay a fixed interest rate of 4.448% per annum, payable semi-annually, until December 15, 2016 and, thereafter, will pay a floating rate of interest equal to the 90-day Bankers Acceptance rate plus 1.5%, payable quarterly.  The subordinated debentures pay a fixed interest rate of 5.059% per annum, payable semi-annually, until December 15, 2036 and, thereafter, will pay a floating rate of interest equal to the 90-day Bankers Acceptance rate plus 1%, payable quarterly.  MFC’s guarantee of the senior debentures has the effect of making the $550 senior debentures into a senior obligation of the Company.  MFC’s guarantee of the $650 subordinated debentures is a subordinated obligation of the Company.

Guarantees regarding The Manufacturers Life Insurance Company (“MLI”)

On January 29, 2007, MFC provided a full and unconditional guarantee of MLI’s $550 subordinated debentures due February 16, 2016 and a subordinated guarantee of Class A Shares and Class B Shares of MLI and any other class of preferred shares that rank on a parity with Class A Shares or Class B Shares of MLI.  MFC’s guarantee of the subordinated debentures is a direct unsecured obligation of MFC and ranks equally with all other unsecured subordinated indebtedness of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking as equally in right of payment with or subordinate to the subordinated indebtedness of MFC.

Manulife Financial Corporation – Q3 2010 Report

The following tables set forth certain condensed consolidating financial information for MFC and MFLP:

As at and for the three months ended September 30, 2010	MFC (Guarantor)	Manulife Finance (Delaware), L.P.	MLI Consolidated	Other Subsidiaries of MFC on a Combined Basis	Consolidating Adjustments	Total Consolidated Amounts
Total revenue	$44	$17	$12,865	$692	$(480)	$13,138
Net income (loss) attributed
to shareholders	(947)	3	(443)	(510)	950	(947)
Invested assets	3	8	202,466	2,841	(77)	205,241
Total other assets	37,201	1,532	27,377	7,178	(50,399)	22,889
Policy liabilities	-	-	151,063	9,177	-	160,240
Total other liabilities	11,281	1,381	46,703	545	(18,082)	41,828

September 30, 2009
Total revenue	$16	$17	$13,560	$525	$(366)	$13,752
Net income (loss) attributed
to shareholders	(172)	2	162	(285)	121	(172)
Invested assets	1,002	3	185,969	1,575	(84)	188,465
Total other assets	32,845	1,455	22,944	5,634	(42,693)	20,185
Policy liabilities	-	-	137,353	6,894	45	144,292
Total other liabilities	7,512	1,299	39,535	170	(10,492)	38,024

As at and for the nine months ended September 30, 2010	MFC (Guarantor)	Manulife Finance (Delaware), L.P.	MLI Consolidated	Other Subsidiaries of MFC on a Combined Basis	Consolidating Adjustments	Total Consolidated Amounts
Total revenue	$121	$43	$33,529	$1,937	$(1,417)	$34,213
Net income (loss) attributed
to shareholders	(2,185)	-	(1,577)	(581)	2,158	(2,185)

September 30, 2009
Total revenue	$50	$40	$32,533	$1,965	$(1,452)	$33,136
Net income (loss) attributed
to shareholders	534	(2)	1,566	(917)	(647)	534

Guarantees regarding Manulife Finance Holdings Limited (“MFHL”)

MFC has guaranteed the payment of amounts on the $220 6.822% senior notes due May 31, 2011 and the $175 6.646% senior notes due November 30, 2011 assumed by MFHL, a wholly owned subsidiary.

Details of guarantees regarding certain securities issued or to be issued by John Hancock Life Insurance Company (U.S.A.), John Hancock Life Insurance Company of New York and Manulife Financial Holdings Limited are outlined in note 14(h).

Note 13                      Segmented Information

The Company’s reporting segments are U.S. Insurance and U.S. Wealth Management, which combine to form the U.S. Division, as well as the Canadian, Asia and Reinsurance Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.  The significant product and service offerings of each segment are:

Protection (U.S. Insurance, Canadian and Asia Divisions)  Offers a variety of individual life insurance and individual and group long-term care insurance.  Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners, and direct marketing.

Wealth Management (U.S. Wealth, Canadian and Asia Divisions)  Offers annuities, pension contracts, and mutual fund products and services. These businesses also offer a variety of retirement products to group benefit plans. Annuity contracts provide non-guaranteed, partially guaranteed, and fully guaranteed investment options through general and separate account products.  The Canadian Wealth Management business also includes Manulife Bank, which offers a variety of deposit and credit products to Canadian customers.  These businesses distribute  products through multiple distribution channels, including insurance agents and brokers affiliated with the Company, securities brokerage firms, financial planners, pension plan sponsors, pension plan consultants, and banks.

Manulife Financial Corporation – Q3 2010 Report

Reinsurance  Provides life and property and casualty retrocession coverage, and international employee benefits management services. Manulife Financial writes reinsurance business in the Americas, Europe, Asia and Australia. The Division has offices in Canada, the United States, Germany, Belgium, Barbados, Singapore, and Japan.

Corporate and Other Segment  Comprised of the Investment Division’s external asset management business, earnings on assets backing capital, net of amounts allocated to operating divisions, changes in actuarial assumptions and model refinements, the John Hancock Accident and Health operation, which primarily consists of contracts in dispute, and other non operating items.

Certain allocation methodologies are employed in the preparation of segmented financial information.  Indirect expenses are allocated to business segments using allocation formulas applied on a consistent basis, while capital is apportioned to the Company's business segments using a risk-based methodology.  The income statement impact of changes in actuarial assumptions and model refinements (note 6) and the income statement impact of the goodwill impairment charge (note 3) are reported in the Corporate and Other segment.

The Company allocates gains and losses, that arise when investment and market related experience differs from the assumptions used  in the valuation of policy liabilities, in accordance with the way the Company manages the assets and related risk positions.  These gains and losses are accumulated into two pools – insurance and wealth management and then allocated pro-rata to the reporting segments based on their respective policy liabilities.  Market related gains and losses on product features, such as segregated fund guarantees and future fees assumed in variable universal life and equity-linked policy liabilities, as well as gains and losses on full pass through products, such as par insurance, are not included in the pools.

By segment		U.S.
For the three months ended	U.S.	Wealth	Canadian	Asia	Reinsurance	Corporate
September 30, 2010	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,512	$-	$643	$1,152	$251	$-	$3,558
Annuities and pensions	-	600	315	176	-	-	1,091
Total premium income	$1,512	$600	$958	$1,328	$251	$-	$4,649
Investment income (loss)	2,323	916	1,798	938	64	911	6,950
Other revenue	154	700	436	187	7	55	1,539
Total revenue	$3,989	$2,216	$3,192	$2,453	$322	$966	$13,138

Interest expense	$10	$(3)	$65	$15	$1	$154	$242

Goodwill impairment	$-	$-	$-	$-	$-	$1,039	$1,039

Income (loss) before income taxes	$319	$485	$359	$665	$39	$(3,203)	$(1,336)
Income tax recovery (expense)	(113)	(145)	5	(56)	(3)	749	437
Net income (loss)	$206	$340	$364	$609	$36	$(2,454)	$(899)
Less net income attributed to participating policyholders	-	-	6	42	-	-	48
Net income (loss) attributed to shareholders	$206	$340	$358	$567	$36	$(2,454)	$(947)

Segregated funds deposits	$296	$3,450	$978	$623	$-	$-	$5,347

Goodwill
Balance, beginning of period	$2,459	$1,867	$2,166	$565	$71	$78	$7,206
Impairment	(1,039)	-	-	-	-	-	(1,039)
Change in foreign exchange rates	(62)	(54)	-	12	(2)	(4)	(110)
Balance, September 30	$1,358	$1,813	$2,166	$577	$69	$74	$6,057

As at September 30, 2010
Policy liabilities	$62,312	$31,925	$42,455	$22,027	$1,710	$(189)	$160,240
Total assets	$68,308	$38,866	$67,646	$30,141	$2,830	$20,339	$228,130
Segregated funds net assets
held by policyholders	$11,872	$118,084	$38,453	$30,269	$-	$1,991	$200,669

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its businesses pertain.

Manulife Financial Corporation – Q3 2010 Report

By geographic location For the three months ended September 30, 2010	United States	Canada	Asia	Other	Total
Revenue
Premium income
Life and health insurance	$1,625	$651	$1,154	$128	$3,558
Annuities and pensions	600	315	176	-	1,091
Total premium income	$2,225	$966	$1,330	$128	$4,649
Investment income	3,755	2,235	942	18	6,950
Other revenue	1,037	398	92	12	1,539
Total revenue	$7,017	$3,599	$2,364	$158	$13,138

By segment		U.S.
For the three months ended	U.S.	Wealth	Canadian	Asia	Reinsurance	Corporate
September 30, 2009	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,722	$-	$604	$983	$267	$-	$3,576
Annuities and pensions	-	1,364	531	52	-	-	1,947
Total premium income	$1,722	$1,364	$1,135	$1,035	$267	$-	$5,523
Investment income (loss)	2,567	1,483	1,702	941	97	(47)	6,743
Other revenue	158	659	375	207	9	78	1,486
Total revenue	$4,447	$3,506	$3,212	$2,183	$373	$31	$13,752

Interest expense	$9	$50	$65	$15	$-	$140	$279

Income (loss) before income taxes	$(929)	$901	$(11)	$393	$82	$(1,137)	$(701)
Income tax recovery (expense)	328	(308)	152	30	(17)	378	563
Net income (loss)	$(601)	$593	$141	$423	$65	$(759)	$(138)
Less net income attributed to participating policyholders	-	-	28	6	-	-	34
Net income (loss) attributed to shareholders	$(601)	$593	$113	$417	$65	$(759)	$(172)

Segregated funds deposits	$298	$3,794	$1,282	$717	$-	$-	$6,091

Goodwill
Balance, beginning of period	$2,696	$2,047	$2,118	$580	$78	$89	$7,608
Acquisition of subsidiary	-	-	40	-	-	-	40
Change in foreign exchange rates	(210)	(159)	-	(14)	(6)	(7)	(396)
Balance, September 30	$2,486	$1,888	$2,158	$566	$72	$82	$7,252

As at September 30, 2009
Policy liabilities	$54,122	$31,560	$38,699	$18,169	$1,820	$(78)	$144,292
Total assets	$59,706	$39,898	$63,351	$26,947	$3,030	$15,718	$208,650
Segregated funds net assets
held by policyholders	$10,548	$112,213	$34,869	$27,409	$-	$2,576	$187,615
By geographic location
For the three months ended September 30, 2009	United States	Canada	Asia	Other	Total
Revenue
Premium income
Life and health insurance	$1,838	$614	$984	$140	$3,576
Annuities and pensions	1,364	531	52	-	1,947
Total premium income	$3,202	$1,145	$1,036	$140	$5,523
Investment income	4,066	1,733	934	10	6,743
Other revenue	879	398	204	5	1,486
Total revenue	$8,147	$3,276	$2,174	$155	$13,752

Manulife Financial Corporation – Q3 2010 Report

By segment		U.S.
For the nine months ended	U.S.	Wealth	Canadian	Asia	Reinsurance	Corporate
September 30, 2010	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$4,389	$-	$1,924	$3,078	$738	$-	$10,129
Annuities and pensions	-	1,953	1,031	401	-	-	3,385
Total premium income	$4,389	$1,953	$2,955	$3,479	$738	$-	$13,514
Investment income (loss)	6,053	3,569	3,628	1,788	155	859	16,052
Other revenue	455	2,064	1,299	629	18	182	4,647
Total revenue	$10,897	$7,586	$7,882	$5,896	$911	$1,041	$34,213

Interest expense	$34	$44	$173	$43	$1	$506	$801

Goodwill impairment	$-	$-	$-	$-	$-	$1,039	$1,039

Income (loss) before income taxes	$(596)	$185	$176	$399	$102	$(3,593)	$(3,327)
Income tax recovery (expense)	213	1	151	(68)	(8)	912	1,201
Net income (loss)	$(383)	$186	$327	$331	$94	$(2,681)	$(2,126)
Less net income attributed to participating policyholders	-	-	12	47	-	-	59
Net income (loss) attributed to shareholders	$(383)	$186	$315	$284	$94	$(2,681)	$(2,185)

Segregated funds deposits	$895	$11,393	$3,629	$2,602	$-	$-	$18,519

Goodwill
Balance, beginning of period	$2,427	$1,843	$2,166	$537	$70	$79	$7,122
Impairment	(1,039)	-	-	-	-	-	(1,039)
Change in foreign exchange rates	(30)	(30)	-	40	(1)	(5)	(26)
Balance, September 30	$1,358	$1,813	$2,166	$577	$69	$74	$6,057

By geographic location
For the nine months ended September 30, 2010	United States	Canada	Asia	Other	Total
Revenue
Premium income
Life and health insurance	$4,708	$1,955	$3,084	$382	$10,129
Annuities and pensions	1,953	1,031	401	-	3,385
Total premium income	$6,661	$2,986	$3,485	$382	$13,514
Investment income	10,037	4,170	1,810	35	16,052
Other revenue	2,784	1,297	543	23	4,647
Total revenue	$19,482	$8,453	$5,838	$440	$34,213

Manulife Financial Corporation – Q3 2010 Report

By segment		U.S.
For the nine months ended	U.S.	Wealth	Canadian	Asia	Reinsurance	Corporate
September 30, 2009	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance (1)	$4,931	$-	$2,742	$2,907	$844	$-	$11,424
Annuities and pensions	-	5,081	1,583	127	-	-	6,791
Total premium income	$4,931	$5,081	$4,325	$3,034	$844	$-	$18,215
Investment income (loss)	2,914	2,730	3,841	1,639	186	(627)	10,683
Other revenue	488	1,885	988	613	29	235	4,238
Total revenue	$8,333	$9,696	$9,154	$5,286	$1,059	$(392)	$33,136

Interest expense	$28	$158	$218	$46	$1	$589	$1,040

Income (loss) before income taxes	$(2,057)	$2,179	$(113)	$958	$207	$(2,307)	$(1,133)
Income tax recovery (expense)	733	(664)	503	502	(38)	672	1,708
Net income (loss)	$(1,324)	$1,515	$390	$1,460	$169	$(1,635)	$575
Less net income attributed to participating policyholders	-	-	29	12	-	-	41
Net income (loss) attributed to shareholders	$(1,324)	$1,515	$361	$1,448	$169	$(1,635)	$534

Segregated funds deposits	$944	$13,368	$4,370	$3,050	$-	$9	$21,741

Goodwill
Balance, beginning of period	$2,866	$2,156	$2,118	$639	$82	$68	$7,929
Acquisition of subsidiary	-	-	40	-	-	-	40
Change in foreign exchange rates	(380)	(268)	-	(73)	(10)	14	(717)
Balance, September 30	$2,486	$1,888	$2,158	$566	$72	$82	$7,252

By geographic location
For the nine months ended
September 30, 2009	United States	Canada	Asia	Other	Total
Revenue
Premium income
Life and health insurance	$5,303	$2,776	$2,912	$433	$11,424
Annuities and pensions	5,081	1,583	127	-	6,791
Total premium income	$10,384	$4,359	$3,039	$433	$18,215
Investment income	5,382	3,767	1,561	(27)	10,683
Other revenue	2,548	1,046	623	21	4,238
Total revenue	$18,314	$9,172	$5,223	$427	$33,136

(1)
At the end of the first quarter of 2009, Canadian Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported in the consolidated statement of operations.  The Company retains certain benefits and certain risks on this business.

Manulife Financial Corporation – Q3 2010 Report

Note 14	Material Differences Between Canadian and United States Generally Accepted
Accounting Principles

The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from United States generally accepted accounting principles (“U.S. GAAP”).  As required by applicable United States federal securities laws, material differences between Canadian and U.S. GAAP are quantified and described below.

a)      Condensed Consolidated Balance Sheets

As at	September 30, 2010		December 31, 2009		September 30, 2009
	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Assets
Cash and short-term securities	$14,956	$14,887	$18,849	$18,780	$19,522	$19,462
Securities
Bonds and other fixed maturity investments	134,808	104,180	113,543	85,107	113,081	84,053
Stocks	20,629	10,396	19,108	9,688	19,992	10,437
Loans
Mortgages	32,178	31,858	30,866	30,699	30,927	30,718
Private placements and other fixed maturity investments	2,073	22,702	2,126	22,912	2,245	23,149
Policy loans	6,648	6,648	6,609	6,609	6,666	6,666
Bank loans	2,402	2,402	2,457	2,457	2,470	2,470
Real estate	4,205	6,253	3,912	5,897	4,011	5,989
Other investments	6,024	5,915	5,317	5,321	5,497	5,521
Total invested assets	$223,923	$205,241	$202,787	$187,470	$204,411	$188,465
Other assets
Accrued investment income	$1,786	$1,780	$1,546	$1,540	$1,633	$1,628
Outstanding premiums	678	678	812	812	753	753
Deferred acquisition costs	18,127	-	18,926	-	18,910	-
Reinsurance deposits and amounts recoverable	4,906	-	4,986	-	5,012	-
Goodwill and intangible assets	5,538	8,021	8,177	9,127	8,308	9,288
Derivatives	6,817	6,817	2,684	2,680	4,392	4,388
Value of business acquired	2,651	-	3,062	-	3,177	-
Miscellaneous	5,652	5,593	4,248	4,216	4,619	4,128
Total other assets	$46,155	$22,889	$44,441	$18,375	$46,804	$20,185
Segregated funds net assets (1)	$182,408		$174,449	$-	$170,243	$-
Total assets	$452,486	$228,130	$421,677	$205,845	$421,458	$208,650
Segregated funds net assets (1)		$201,752		$191,741		$188,148
Liabilities and equity
Policy liabilities	$183,349	$160,240	$174,525	$141,687	$176,201	$144,292
Deferred realized net gains	-	127	-	108	-	108
Bank deposits	15,707	15,724	14,736	14,735	15,295	15,295
Consumer notes	1,102	1,127	1,261	1,291	1,319	1,345
Long-term debt	5,349	5,329	3,319	3,308	4,320	4,303
Future income tax liability (2)	4,008	900	2,140	1,883	2,100	1,370
Derivatives	4,374	4,292	2,691	2,656	3,316	3,274
Other liabilities	16,498	9,465	12,471	6,487	14,243	7,520
	$230,387	$197,204	$211,143	$172,155	$216,794	$177,507
Liabilities for preferred shares and capital instruments	4,595	4,581	4,587	4,581	4,599	4,593
Segregated funds net liabilities (1)	182,408	-	174,449	-	170,243	-
Noncontrolling interest in subsidiaries (3)	507	283	414	202	392	216
Participating policyholders' equity (4)	-	139	-	80	-	103
Shareholders' equity
Common shares and preferred shares	20,591	20,591	20,359	20,359	17,863	17,863
Retained earnings and contributed surplus	15,168	10,134	15,082	13,052	14,854	12,411
Accumulated other comprehensive income (loss)
on available-for-sale securities and others	3,768	624	1,080	612	1,192	568
on cash flow hedges	1,214	(220)	552	(48)	843	(126)
on translation of self-sustaining foreign operations	(6,152)	(5,206)	(5,989)	(5,148)	(5,322)	(4,485)
Total shareholders' equity	$34,589	$25,923	$31,084	$28,827	$29,430	$26,231
Total liabilities and equity	$452,486	$228,130	$421,677	$205,845	$421,458	$208,650
Segregated funds net liabilities (1)		$201,752		$191,741		$188,148

  (1)   U.S. GAAP terminology is separate accounts.
(2) U.S. GAAP terminology is deferred income taxes.
(3) Noncontrolling interest is a component of equity under U.S. GAAP but included in liabilities under Canadian GAAP.
(4) Under U.S. GAAP there is no definition of participating policyholders’ equity.

Manulife Financial Corporation – Q3 2010 Report

b)   Condensed Consolidated Statements of Operations

For the nine months ended September 30,	2010		2009
	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP
Revenue
Premium income	$8,875	$13,514	$9,981	$18,215
Investment income(1)	9,564	16,052	6,909	10,683
Fee income and other revenue	6,061	4,647	5,788	4,238
Total revenue	$24,500	$34,213	$22,678	$33,136
Policy benefits and expenses
Policyholder benefits	$13,685	$29,353	$13,355	$26,603
Commissions, investment and general expenses	3,842	6,119	3,587	6,426
Amortization of deferred acquisition
costs and value of business acquired	1,786	-	1,902	-
Goodwill impairment	2,598	1,039	-	-
Other	999	1,029	1,142	1,240
Total policy benefits and expenses	$22,910	$37,540	$19,986	$34,269
Income (loss) before income taxes	$1,590	$(3,327)	$2,692	$(1,133)
Income taxes	(741)	1,201	(13)	1,708
Net income (loss)	$849	$(2,126)	$2,679	$575
Adjust for noncontrolling interest included in
net income (loss) under Canadian GAAP		$36		$(6)
Net income (loss) attributed to shareholders,
policyholders and noncontrolling interest	$849	$(2,090)	$2,679	$569

Attributed to:
Noncontrolling interest	$33	$36	$(3)	$(6)
Manulife Financial Corporation	816	(2,126)	2,682	575
	$849	$(2,090)	$2,679	$569

Weighted average number of common shares
outstanding (in millions)	1,762	1,762	1,612	1,612
Weighted average number of diluted common shares
outstanding (in millions)	1,765	1,762	1,617	1,617

Basic earnings (loss) per common share	$0.43	$(1.27)	$1.64	$0.30
Diluted earnings (loss) per common share	$0.43	$(1.27)	$1.63	$0.30
Dividends per common share	$0.39	$0.39	$0.65	$0.65

(1)  U.S. GAAP 'Investment income' is presented net of related investment expenses, whereas Canadian GAAP 'Investment income' is presented gross of such amounts. Canadian GAAP investment expenses are included as a component of 'Commissions, investment and general expenses'.

c)    Reconciliation of Canadian GAAP to U.S. GAAP Net Income

For the nine months ended September 30,	2010	2009
Net income (loss) determined in accordance with Canadian GAAP	$(2,126)	$575
Net investment income
Bonds excluding other than temporary impairments	(4,702)	(4,324)
Interest rate related other than temporary impairments	-	(635)
Stocks	22	(1,368)
Cash flow hedges	(1,661)	1,175
Real estate	(58)	(167)
Other	(84)	(276)
	$(6,483)	$(5,595)
Deferred acquisition costs, differences	354	852
Value of business acquired, differences	(101)	(187)
Consumer notes fair value adjustment	(5)	102
Policy liabilities	12,705	8,615
Commissions, investment and general expenses	(22)	(16)
Goodwill impairment	(1,559)	-
Income taxes on above items	(1,950)	(1,661)
Noncontrolling interest included in net income under Canadian GAAP	36	(6)
Net income determined in accordance with U.S. GAAP	$849	$2,679

Manulife Financial Corporation – Q3 2010 Report

d) Other Comprehensive Income Reconciliation

For the nine months ended September 30,	2010	2009
Comprehensive loss in accordance with Canadian GAAP	$(2,344)	$(852)
Difference in Canadian GAAP to U.S. GAAP net income (loss)	2,975	2,104
Difference in Canadian GAAP to U.S. GAAP other comprehensive income (loss):
Changes in unrealized gains on available-for-sale financial securities, net of
income tax expense of $1,719 (2009 – $1,962)	4,241	4,213
Adjustments to net unrealized gains (losses):
Actuarial liabilities, net of income tax benefit of $154 (2009 – $220)	(664)	(617)
Deferred acquisition costs, net of income tax benefit of $375 (2009 – $291)	(800)	(612)
Deferred revenue, net of income tax expense of $36 (2009 – $24)	66	44
Value of business acquired, net of income tax benefit of $95 (2009 – $139)	(180)	(263)
Changes in gains on derivative investments designated as cash flow hedges, net of
income tax expense of $493 (2009 – income tax benefit of $596)	834	(912)
Additional pension obligation, net of income tax expense of $6 (2009 – income tax benefit of $5)	13	(10)
Changes in unrealized currency translation gains (losses) of self-sustaining
operations, net of income tax expense of $16 (2009 – income tax benefit of $8)	(105)	(50)
Total difference in other comprehensive income (loss), excluding amounts attributed to noncontrolling interest under U.S. GAAP	$3,405	$1,793
Other comprehensive income (loss) attributed to noncontrolling interest under U.S. GAAP	$4	$(2)
Comprehensive income in accordance with U.S. GAAP	$4,040	$3,043

e)      Goodwill Impairment

As a result of the continued deterioration in the overall U.S. economic environment, including persistent low interest rates and the Company’s recent decisions in the third quarter of 2010 to further reposition its U.S. businesses, and consistent with the goodwill impairment testing performed under Canadian GAAP as outlined in note 3, the Company updated its goodwill impairment testing for its U.S. businesses on a U.S. GAAP basis in advance of the annual impairment test typically performed in the fourth quarter. The Company is in the process of completing the testing and estimates that approximately $2,600 of the goodwill attributable to the U.S. businesses will be impaired.  The Company expects to complete the goodwill impairment testing on a U.S. GAAP basis in the fourth quarter of 2010.

f)      Recently Adopted U.S. GAAP Accounting and Reporting Changes

Derivatives and Hedging

Effective July 1, 2010, the Company adopted Accounting Standards Update (“ASU”) No. 2010-11, “Scope Exception Related to Embedded Credit Derivatives” which amends FASB Accounting Standards Codification (“ASC”) Topic 815, “Derivatives and Hedging” (ASC 815).  ASU No. 2010-11 clarifies the scope exception for embedded credit derivative features related to the transfer of credit risk created by the subordination of one financial instrument to another. The amendments address how to determine which embedded credit derivative features, including those in collateralized debt obligations and synthetic collateralized debt obligations, are considered to be embedded derivatives that should not be analyzed for potential bifurcation and separate accounting at fair value. The adoption of this guidance did not have a material impact on the Company’s financial statements.

Consolidation Accounting

Effective January 1, 2010, the Company adopted ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interests Entities”, which amends ASC Topic 810, “Consolidations” (“ASC 810”).  The amendments revised the accounting principles for assessing consolidation of a variable interest entity (“VIE”) and included the following features:

•
A new concept of control – now defined as an entity’s ability to make decisions that are most economically significant to the VIE coupled with economic exposure to the VIE’s variability.  This definition replaces the previous concept of “exposure to the majority of the VIE’s variability” in determining when to consolidate another entity.

•	New guidance for determining which party, among parties with shared decision making powers over a VIE, makes the most significant decisions for the VIE.
•
A bright line test for removal rights over an entity’s decision maker by its equity owners, whereby removal rights are disregarded as an element of control unless they can be exercised successfully by a single party.  Expanded guidance on whether fees charged to a VIE by its decision maker are variable interests, which could result in consolidation by the decision maker.

•	Removal of the previous scope exception for Qualifying Special Purpose Entities.

Manulife Financial Corporation – Q3 2010 Report

ASC 810 retains a scope exception for consolidation by investment companies of their investments. The Company also adopted ASU No. 2010-10, “Amendments for Certain Investment Funds” an amendment to ASC 810.  This guidance was effective January 1, 2010, and deferred these amendments for relationships with investment companies.

The adoption of these amendments resulted in consolidation of certain Collateralized Debt Obligation funds (“CDO funds”) sponsored by the Company.  The impact on the Company’s financial statements of consolidating these funds was an increase in assets, liabilities and equity (including noncontrolling interest) of $557, $512 and $45, respectively.  All amounts are net of tax.  The Company has control over the CDO funds because the Company provides collateral management services to the funds and has significant investments in the funds.

Liabilities recognized as a result of consolidating the CDO funds do not represent claims against the general assets of the Company.  Conversely, assets recognized as a result of consolidating the CDO funds can only be used to settle liabilities recognized as a result of consolidating the CDO funds.

The Company’s maximum exposure to loss as a result of its involvement with these CDO funds is limited to its investment in them, valued at $13 as of January 1, 2010.

Transfers of Financial Assets

Effective January 1, 2010, the Company adopted ASU No. 2009-16, “Accounting for Transfers of Financial Assets”, which amends ASC Topic 860 “Transfers and Servicing” (“ASC 860”). This guidance focuses on securitization activity and affects the transferor’s derecognition principles for assets transferred.  Amendments to ASC 860 eliminated the qualifying status concept of Qualifying Special Purpose Entities, removing their previous exemption from consolidation accounting by transferors of financial assets to them. Further, ASC 860 does not permit derecognition accounting for transfers of portions of financial assets when the portions transferred do not meet the definition of a participating interest. ASC 860 strengthens the requirement that transferred assets be legally isolated from the transferor and all of its consolidated affiliates in order for the transfer to be accounted for as a sale. ASC 860 requires that retained interests in transferred assets be recognized at fair value instead of amounts based on relative fair value allocations of the previous carrying value of assets transferred.  These new requirements are applicable to transfers of financial assets occurring on or after January 1, 2010. The adoption of these amendments had no impact on the Company’s financial statements.

g)      Future U.S. GAAP Accounting and Reporting Changes

Transition to International Financial Reporting Standards

On December 21, 2007, the United States Securities and Exchange Commission approved rule amendments that will allow the Company, subject to certain conditions upon adoption of IFRS on January 1, 2011, to eliminate the reconciliation of material differences between IFRS and U.S. GAAP in the notes to the consolidated financial statements. Accordingly, for fiscal periods beginning January 1, 2011, the Company does not anticipate including a reconciliation of IFRS to U.S. GAAP in its consolidated financial statements.

h)
Information Provided in Connection with the Fixed Investment Option of the Deferred Annuity Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.) and the Fixed Investment Option of the Deferred Annuity Contracts to be Issued by John Hancock Life Insurance Company of New York

The following condensed consolidating financial information, presented in accordance with U.S. GAAP, has been included in these consolidated financial statements in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”) and in accordance with National Instrument 51-102 – Continuous Disclosure Obligations under Canadian provincial securities laws.  MFC has guaranteed certain securities issued or to be issued by John Hancock Life Insurance Company (U.S.A.), John Hancock Life Insurance Company of New York and Manulife Finance Holdings Limited (“the subsidiaries”).   These financial statements are (i) incorporated by reference in the registration statements of MFC and its subsidiaries that are described below and which relate to MFC’s guarantee of certain securities issued and to be issued by its subsidiaries and (ii) with respect to Manulife Finance Holdings Limited, are provided in reliance on an exemption from continuous disclosure obligations pursuant to Canadian provincial securities law requirements.

Condensed Consolidating Balance Sheet

As at September 30, 2010	Manulife Financial Corporation (Guarantor)	Manulife Finance Holdings Limited	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Assets
Invested assets	$3	$5	$87,266	$10,808	$127,035	$(1,194)	$223,923
Investments in unconsolidated
subsidiaries	40,906	1	4,131	1	9	(45,048)	-
Other assets	4,963	416	38,940	1,057	28,361	(27,582)	46,155
Separate account assets	-	-	122,645	7,185	54,094	(1,516)	182,408
Total assets	$45,872	$422	$252,982	$19,051	$209,499	$(75,340)	$452,486

Liabilities and equity
Policy liabilities	$-	$-	$88,296	$6,591	$94,284	$(5,822)	$183,349
Consumer notes	-	-	1,102	-	-	-	1,102
Other liabilities	6,008	7	23,944	3,486	27,465	(20,323)	40,587
Long-term debt	4,931	411	-	-	607	(600)	5,349
Liabilities for preferred
shares and capital instruments	344	-	1,045	-	4,566	(1,360)	4,595
Separate account liabilities	-	-	122,645	7,185	54,094	(1,516)	182,408
Shareholders' equity	34,589	4	15,950	1,789	27,886	(45,629)	34,589
Noncontrolling interest in
subsidiaries	-	-	-	-	597	(90)	507
Total liabilities and equity	$45,872	$422	$252,982	$19,051	$209,499	$(75,340)	$452,486

As at September 30, 2009	Manulife Financial Corporation (Guarantor)	Manulife Finance Holdings Limited	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Assets
Invested assets	$1,002	$-	$93,408	$1,959	$109,042	$(1,000)	$204,411
Investments in unconsolidated
subsidiaries	35,220	2	3,249	1	17	(38,489)	-
Other assets	737	-	35,346	755	26,330	(16,364)	46,804
Separate account assets	-	-	117,971	6,799	46,986	(1,513)	170,243
Total assets	$36,959	$2	$249,974	$9,514	$182,375	$(57,366)	$421,458

Liabilities and equity
Policy liabilities	$-	$-	$92,764	$1,031	$88,285	$(5,879)	$176,201
Consumer notes	-	-	1,319	-	-	-	1,319
Other liabilities	3,285	-	20,396	441	20,231	(9,399)	34,954
Long-term debt	3,900	-	-	-	1,004	(584)	4,320
Liabilities for preferred shares
and capital instruments	344	-	1,089	-	4,327	(1,161)	4,599
Separate account liabilities	-	-	117,971	6,799	46,986	(1,513)	170,243
Shareholders' equity	29,430	2	16,435	1,243	21,079	(38,759)	29,430
Noncontrolling interest in
subsidiaries	-	-	-	-	463	(71)	392
Total liabilities and equity	$36,959	$2	$249,974	$9,514	$182,375	$(57,366)	$421,458

Manulife Financial Corporation – Q3 2010 Report

Condensed Consolidating Statements of Operations

For the nine months ended September 30, 2010	Manulife Financial Corporation (Guarantor)	Manulife Finance Holdings Limited	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Revenue
Premium income	$-	$-	$1,600	$1,217	$6,130	$(72)	$8,875
Net investment income	11	14	4,247	215	5,126	(49)	9,564
Fee income and other revenue	44	-	1,555	198	4,788	(524)	6,061
Total revenue	$55	$14	$7,402	$1,630	$16,044	$(645)	$24,500
Policy benefits and expenses
Policyholder benefits	$-	$-	$4,253	$1,356	$8,082	$(6)	$13,685
Commissions, investment and
general expenses	34	-	1,375	172	2,861	(600)	3,842
Amortization of deferred acquisition costs and value of
business acquired	-	-	1,030	66	690	-	1,786
Goodwill impairment	-	-	2,251	-	347	-	2,598
Other	62	13	375	7	581	(39)	999
Total policy benefits and expenses	$96	$13	$9,284	$1,601	$12,561	$(645)	$22,910
Income (loss) before income taxes	$(41)	$1	$(1,882)	$29	$3,483	$-	$1,590
Income tax (expense) recovery	6	1	(121)	123	(750)	-	(741)
Income (loss) after income taxes	$(35)	$2	$(2,003)	$152	$2,733	$-	$849
Equity in net income (loss) of
unconsolidated subsidiaries	851	-	225	-	-	(1,076)	-
Net income (loss)	$816	$2	$(1,778)	$152	$2,733	$(1,076)	$849

Attributed to:
Noncontrolling interest	$-	$-	$-	$-	$37	$(4)	$33
Manulife Financial Corporation	816	2	(1,778)	152	2,696	(1,072)	816
	$816	$2	$(1,778)	$152	$2,733	$(1,076)	$849

Manulife Financial Corporation – Q3 2010 Report

Condensed Consolidating Statement of Operations

For the nine months ended September 30, 2009	Manulife Financial Corporation (Guarantor)	Manulife Finance Holdings Limited	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Revenue
Premium income	$-	$-	$3,297	$22	$6,662	$-	$9,981
Net investment income	27	-	1,764	143	5,007	(32)	6,909
Fee income and other revenue	59	-	1,930	165	4,867	(1,233)	5,788
Total revenue	$86	$-	$6,991	$330	$16,536	$(1,265)	$22,678

Policy benefits and expenses
Policyholder benefits	$-	$-	$4,357	$(119)	$9,124	$(7)	$13,355
Commissions, investment and general
expenses	30	-	1,527	44	3,172	(1,186)	3,587
Amortization of deferred acquisition
costs and value of business acquired	-	-	981	141	780	-	1,902
Other	190	-	455	5	564	(72)	1,142
Total policy benefits and expenses	$220	$-	$7,320	$71	$13,640	$(1,265)	$19,986
Income (loss) before income taxes	$(134)	$-	$(329)	$259	$2,896	$-	$2,692
Income tax (expense) recovery	32	-	269	(89)	(225)	-	(13)
Income (loss) after income taxes	$(102)	$-	$(60)	$170	$2,671	$-	$2,679
Equity in net income (loss) of
unconsolidated subsidiaries	2,784	-	159	-	-	(2,943)	-
Net income (loss)	$2,682	$-	$99	$170	$2,671	$(2,943)	$2,679

Attributed to:
Noncontrolling interest	$-	$-	$-	$-	$-	$(3)	$(3)
Manulife Financial Corporation	2,682	-	99	170	2,671	(2,940)	2,682
	$2,682	$-	$99	$170	$2,671	$(2,943)	$2,679

Manulife Financial Corporation – Q3 2010 Report

Condensed Consolidating Statement of Cash Flows

For the nine months ended September 30, 2010	Manulife Financial Corporation (Guarantor)	Manulife Finance Holdings Limited	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Operating activities
Net income (loss)	$816	$2	$(1,778)	$152	$2,733	$(1,076)	$849
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated
subsidiaries	(851)	-	(225)	-	-	1,076	-
Increase in actuarial liabilities
and policy related items	-	-	(2,549)	4,553	5,507	-	7,511
Net realized investment gains
and other investment items	(9)	-	(913)	140	(2,562)	-	(3,344)
Capitalized amounts net of amortization
of deferred acquisition costs and value
of business acquired	-	-	141	8	(401)	-	(252)
Amortization of premium/discount	-	-	86	62	141	-	289
Other amortization	-	(9)	91	-	190	9	281
Future income tax expense (recovery)	(8)	(1)	672	(115)	200	1	749
Stock option expense	-	-	6	-	14	-	20
Goodwill impairment	-	-	2,251	-	347	-	2,598
Net (loss) income adjusted for non-cash items	$(52)	$(8)	$(2,218)	$4,800	$6,169	$10	$8,701
Change in other operating assets and
liabilities	(4)	10	(1,911)	2,177	1,177	(1)	1,448
Cash (used in) provided by
operating activities	$(56)	$2	$(4,129)	$6,977	$7,346	$9	$10,149

Investing activities
Purchase and mortgage advances	$-	$-	$(21,840)	$(9,117)	$(23,171)	$-	$(54,128)
Disposals and repayments	-	-	23,090	1,520	13,364	-	37,974
Change in investment broker net
receivables and payables	-	-	656	39	646	-	1,341
Notes receivable from affiliates	(4,000)	-	-	-	(3,995)	7,995	-
Notes receivable from parent	-	(418)	-	-	(1,253)	1,671	-
Notes receivable from subsidiaries	(476)	-	8	-	-	468	-
Capital contribution to unconsolidated
subsidiaries	(2,636)	-	(8)	-	-	2,644	-
Return of capital from unconsolidated
subsidiaries	-	-	4	-	-	(4)	-
Cash (used in) provided by
investing activities	$(7,112)	$(418)	$1,910	$(7,558)	$(14,409)	$12,774	$(14,813)

Manulife Financial Corporation – Q3 2010 Report

Condensed Consolidating Statement of Cash Flows (continued)

For the nine months ended September 30, 2010	Manulife Financial Corporation (Guarantor)	Manulife Finance Holdings Limited	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Financing activities
Decrease in securities sold but not
yet purchased	$-	$-	$-	$-	$(65)	$-	$(65)
Issue of long-term debt, net proceeds	2,024	421	-	-	(412)	(9)	2,024
Repayment of long-term debt	-	-	-	-	(1)	-	(1)
Return of capital to parent	-	-	-	-	(4)	4	-
Capital contribution by parent	-	-	-	-	2,644	(2,644)	-
Net redemptions of structured products	-	-	(629)	873	(1,702)	-	(1,458)
Changes in bank deposits, net	-	-	78	-	880	-	958
Capital from joint venture partner	-	-	-	-	40	-	40
Consumer notes matured	-	-	(177)	-	-	-	(177)
Shareholder dividends paid in cash	(524)	-	-	-	-	-	(524)
Notes payable to affiliates	3,995	-	-	-	4,000	(7,995)	-
Notes payable to parent	-	-	-	-	468	(468)	-
Notes payable to subsidiaries	1,671	-	-	-	-	(1,671)	-
Funds borrowed, net	-	-	-	-	2	-	2
Common shares issued, net	2	-	-	-	1	-	3
Cash provided by (used in)
financing activities	$7,168	$421	$(728)	$873	$5,851	$(12,783)	$802
Cash and short-term securities
(Decrease) increase during the year	$-	$5	$(2,947)	$292	$(1,212)	$-	$(3,862)
Currency impact on cash and
short-term securities	-	-	8	(165)	78	-	(79)
Balance, January 1	3	-	7,613	793	9,915	-	18,324
Balance, September 30	$3	$5	$4,674	$920	$8,781	$-	$14,383

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$3	$-	$7,891	$812	$10,143	$-	$18,849
Net payments in transit, included in
other liabilities	-	-	(278)	(19)	(228)	-	(525)
Net cash and short-term securities,
January 1	$3	$-	$7,613	$793	$9,915	$-	$18,324

End of period
Gross cash and short-term securities	$3	$5	$5,024	$935	$8,989	$-	$14,956
Net payments in transit, included in
other liabilities	-	-	(350)	(15)	(208)	-	(573)
Net cash and short-term securities,
September 30	$3	$5	$4,674	$920	$8,781	$-	$14,383

Manulife Financial Corporation – Q3 2010 Report

Condensed Consolidating Statement of Cash Flows

For the nine months ended September 30, 2009	Manulife Financial Corporation (Guarantor)	Manulife Finance Holdings Limited	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Operating activities
Net income (loss)	$2,682	$-	$99	$170	$2,671	$(2,943)	$2,679
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated
subsidiaries	(2,784)	-	(159)	-	-	2,943	-
Increase in actuarial liabilities
and policy related items	-	-	(18)	1	9,250	-	9,233
Net realized investment gains
and other investment items	(24)	-	2,194	(1)	(2,702)	-	(533)
Capitalized amounts net of amortization
of deferred acquisition costs and value
of business acquired	-	-	(397)	57	(327)	-	(667)
Amortization of premium/discount	-	-	101	5	(470)	-	(364)
Other amortization	-	-	108	-	188	-	296
Future income tax expense (recovery)	(9)	-	(187)	37	317	-	158
Stock option expense	-	-	7	-	12	-	19
Net (loss) income adjusted for non-cash items	$(135)	$-	$1,748	$269	$8,939	$-	$10,821
Change in other operating assets and
liabilities	34	-	(398)	(142)	870	-	364
Cash (used in) provided by
operating activities	$(101)	$-	$1,350	$127	$9,809	$-	$11,185

Investing activities
Purchase and mortgage advances	$-	$-	$(13,432)	$(718)	$(19,165)	$-	$(33,315)
Disposals and repayments	-	-	12,639	157	13,560	-	26,356
Change in investment broker net
receivables and payables	-	-	(34)	12	293	-	271
Notes receivable from affiliates	-	-	(39)	-	747	(708)	-
Notes receivable from parent	-	-	-	-	(3,066)	3,066	-
Notes receivable from subsidiaries	(320)	-	-	-	-	320	-
Redemption of preferred shares
issued by a subsidiary	668	-	-	-	-	(668)	-
Capital contribution to unconsolidated
subsidiaries	(2,149)	-	(610)	-	-	2,759	-
Cash (used in) provided by
investing activities	$(1,801)	$-	$(1,476)	$(549)	$(7,631)	$4,769	$(6,688)

Manulife Financial Corporation – Q3 2010 Report

Condensed Consolidating Statement of Cash Flows (continued)

For the nine months ended September 30, 2009	Manulife Financial Corporation (Guarantor)	Manulife Finance Holdings Limited	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Financing activities
Decrease in securities sold but not
yet purchased	$-	$-	$-	$-	$(1,067)	$-	$(1,067)
Issue of long-term debt, net	1,592	-	-	-	-	-	1,592
Repayment of long-term debt	(1,000)	-	-	-	-	-	(1,000)
Capital contribution by parent	-	-	-	302	1,370	(1,672)	-
Net redemptions of structured products	-	-	(781)	85	(3,044)	-	(3,740)
Changes in bank deposits, net	-	-	1,959	-	1,145	-	3,104
Consumer notes matured	-	-	(490)	-	-	-	(490)
Shareholder dividends paid in cash	(974)	-	-	-	-	-	(974)
Notes payable to affiliates	(747)	-	-	-	39	708	-
Notes payable to parent	-	-	-	-	320	(320)	-
Notes payable to subsidiaries	3,066	-	-	-	-	(3,066)	-
Funds borrowed (repaid), net	-	-	-	-	(20)	-	(20)
Issue of debenture	-	-	-	-	1,000	-	1,000
Capital from joint venture partner	-	-	-	-	35	-	35
Redemption of preferred shares	-	-	-	-	(668)	668	-
Preferred shares issued, net	781	-	-	-	-	-	781
Common shares issued, net	163	-	-	-	944	(1,087)	20
Cash provided by (used in)
financing activities	$2,881	$-	$688	$387	$54	$(4,769)	$(759)
Cash and short-term securities
(Decrease) increase during the year	$979	$-	$562	$(35)	$2,232	$-	$3,738
Currency impact on cash and
short-term securities	-	-	(1,051)	(116)	(433)	-	(1,600)
Balance, January 1	23	-	9,258	708	6,891	-	16,880
Balance, September 30	$1,002	$-	$8,769	$557	$8,690	$-	$19,018

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$23	$-	$9,629	$708	$6,999	$-	$17,359
Net payments in transit, included in
other liabilities	-	-	(371)	-	(108)	-	(479)
Net cash and short-term securities,
January 1	$23	$-	$9,258	$708	$6,891	$-	$16,880

End of period
Gross cash and short-term securities	$1,002	$-	$9,062	$574	$8,884	$-	$19,522
Net payments in transit, included in
other liabilities	-	-	(293)	(17)	(194)	-	(504)
Net cash and short-term securities,
September 30	$1,002	$-	$8,769	$557	$8,690	$-	$19,018
Note 15                      Comparatives

Certain comparative amounts have been reclassified to conform with the current year's presentation.  In addition, certain deferred tax balances for the comparative periods have been re-expressed because certain subsidiaries were no longer included in the U.S. consolidated tax return.  The impact of this presentation change was an increase in both future income tax assets (included in miscellaneous assets) and future tax liabilities as at December 31, 2009 of $705 (September 30, 2009 – $575).  The change in presentation did not have any impact on net income.

Manulife Financial Corporation – Q3 2010 Report

STATISTICAL SUMMARY

(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	2010			2009
	Q3	Q2	Q1	Q4	Q3
Net income (loss)	$(899)	$(2,375)	$1,148	$845	$(138)
Net income (loss) attributed to participating policyholders	48	3	8	(23)	34
Net income (loss) attributed to shareholders	$(947)	$(2,378)	$1,140	$868	$(172)
Preferred share dividends	(19)	(20)	(20)	(20)	(21)
Net income (loss) available to common shareholders	$(966)	$(2,398)	$1,120	$848	$(193)

Premiums and deposits
Premiums and deposits - targeted growth products
Life and health insurance premiums	$2,628	$2,332	$2,261	$1,451	$2,486
Annuity and pension premiums	955	980	1,058	936	1,102
Segregated fund deposits	4,156	4,455	5,085	5,565	4,371
Mutual fund deposits	2,928	3,056	2,966	2,378	2,118
Institutional advisory account deposits	350	1,060	847	363	758
ASO premium equivalents	636	673	676	663	635
Group Benefits ceded	920	916	906	919	909
Other fund deposits	112	131	144	138	204
Premiums and deposits - targeted growth products	$12,685	$13,603	$13,943	$12,413	$12,583
Premiums and deposits - products not targeted for growth	2,257	2,671	3,195	4,122	3,655
Total premiums and deposits	$14,942	$16,274	$17,138	$16,535	$16,238

Funds under management
General fund	$205,241	$199,272	$188,308	$187,470	$188,465
Segregated funds excluding institutional advisory accounts	198,524	186,945	190,895	188,229	184,846
Mutual funds	39,246	36,342	36,766	33,370	32,310
Institutional advisory accounts	22,890	23,923	23,074	23,342	24,004
Other funds	7,978	7,446	7,419	7,206	6,952
Total funds under management	$473,879	$453,928	$446,462	$439,617	$436,577

Capital
Liabilities for preferred shares and qualifying capital instruments	$4,028	$4,043	$4,022	$4,037	$4,049
Non-controlling interest in subsidiaries	283	259	246	202	216
Equity
Participating policyholders' equity	139	91	88	80	103
Shareholders' equity
Preferred shares	1,422	1,422	1,422	1,422	1,419
Common shares	19,169	19,088	19,005	18,937	16,444
Contributed surplus	202	195	190	182	176
Retained earnings	9,932	11,131	13,760	12,870	12,235
Accumulated other comprehensive loss on AFS securities and translation of net foreign operations	(4,582)	(3,951)	(5,085)	(4,536)	(3,917)
Total capital	$30,593	$32,278	$33,648	$33,194	$30,725

Selected key performance measures
Basic earnings (loss) per common share	$(0.55)	$(1.36)	$0.64	$0.51	$(0.12)
Diluted earnings (loss) per common share	$(0.55)	$(1.36)	$0.64	$0.51	$(0.12)
Return on common shareholders' equity (annualized) 1	(15.4)%	(36.4)%	16.8%	13.1%	(3.0)%
Book value per common share	$13.82	$14.89	$15.79	$15.59	$15.29
Market value to book value ratio	0.94	1.04	1.27	1.24	1.47
Market capitalization ($ billions)	23.0	27.3	35.3	34.0	36.5
Common shares outstanding (in millions)
End of period	1,772	1,766	1,761	1,758	1,623
Weighted average - basic	1,767	1,762	1,758	1,669	1,615
Weighted average - diluted	1,767	1,762	1,763	1,673	1,615

1 Return on common shareholders' equity is net income (loss) available to common shareholders divided by average common shareholders' equity excluding accumulated other comprehensive income (loss) on AFS securities and cash flow hedges.

Manulife Financial Corporation – Q3 2010 Report

SHAREHOLDER INFORMATION

Manulife Financial Corporation

Corporate Headquarters
200 Bloor Street East
Toronto, ON Canada M4W 1E5
Tel:  (416) 926-3000
Web site: www.manulife.com

Investor Relations
Institutional investors, brokers, security analysts and other investors requiring financial information may contact our Investor Relations Department or access our website at www.manulife.com
Tel:  1-800-795-9767
Fax: (416) 926-3503
e-mail:  investor_relations@manulife.com

Shareholder Services
For information or assistance regarding your shareholdings, including changes of address, changes in registration, direct deposit dividends (Canada, United States and Hong Kong), lost certificates, to eliminate duplicate mailings of shareholder material or to receive shareholder material electronically, please contact our Transfer Agents.

Transfer Agent and Register

www.manulife.com
Contact our Transfer Agent for information regarding your shareholdings, including changes of address, changes in registration, direct deposit of dividends (Canada, United States and Hong Kong), lost certificates, to eliminate duplicate mailings of shareholder material or to receive shareholder material electronically.

Transfer Agent in Canada
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, ON Canada M5C 2W9
Local: 416-643-6268
Toll Free: 1-800-783-9495
Fax:    1-877-713-9291
e-mail:  inquiries@cibcmellon.com

CIBC Mellon offices are also available in Montreal, Halifax, Vancouver and Calgary.

Transfer Agent in the United States
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA  15252-8015 U.S.A.
Tel:  1-800-249-7702
e-mail: shrrelations@bnymellon.com

Transfer Agent in Hong Kong
Computershare Hong Kong
Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong
Tel:  852-2862-8628

Transfer Agent in the Philippines
The Hong Kong and Shanghai Banking
Corporation Limited
Stock Transfer Department
30/F Discovery Suites
25 ADB Avenue
Ortigas Center, Pasig City
Philippines
Tel:  (632) 683-2685

Auditors

Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada

The following Manulife Financial documents are available online at www.manulife.com

·	Annual Report and Proxy Circular

·	Notice of Annual Meeting

·	Shareholders Reports

·	Public Accountability Statement

·	Corporate Governance material

Manulife Financial Corporation – 2010 Q3 Report

Ratings

Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at September 30, 2010, Manulife Financial had total capital of Cdn$30.6 billion, including Cdn$24.5 billion of common shareholders’ equity. Manufacturers Life’s financial strength and claims paying ratings are among the strongest in the insurance industry.

Standard & Poor’s	AA	(3rd of 21 ratings)
Moody’s	A1	(5th of 21 ratings)
Fitch Ratings	AA–	(4th of 21 ratings)
Dominion Bond Rating Service	IC-1	(1st of 6 ratings)
A.M. Best	A+	(2nd of 15 ratings)

Common Stock Trading Data

The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the New York Stock Exchange, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the first quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 945.

As at September 30, 2010, there were 1,772 million common shares outstanding.

July 1 – September 30, 2010	Toronto Canadian $	New York United States $	Hong Kong Hong Kong $	Philippines Philippine Pesos
High	$ 16.67	$ 16.32	$ 160.0	P 740
Low	$ 11.27	$ 10.60	$ 86.0	P 535
Close	$ 12.98	$ 12.63	$ 159.8	P 595
Average Daily Volume (000)	7,822	3,345	1,487	0.3

Manulife Financial Corporation – 2010 Q3 Report

Consent to receive documents electronically

Electronic documents available from Manulife Financial

Manulife Financial is pleased to offer Electronic Documents. Access the information when you want, no more waiting for the mail.

The Manulife Financial documents available electronically are:

•	Annual Report and Proxy Circular
•	Notice of Annual Meeting
•	Shareholder Reports
•	Public Accountability Statement
•	Corporate Governance material

These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site at least until the next version is available.

We will notify you when documents will be available on the Web site and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our Web site, paper copies will be mailed to you.

To view, download and/or save the materials you will require access to an Internet service provider and a personal computer with Adobe Acrobat Reader™ and a web browser installed.

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To receive documents electronically when they are available through Manulife Financial’s electronic delivery service, complete this form and return it as indicated.

I have read and understand the statement on the reverse and consent to receive electronically the Manulife Financial documents listed in the manner described. I acknowledge that I have the computer requirements to access the documents that are made available on Manulife Financial’s Web site. I understand that I am not required to consent to electronic delivery and that I may revoke my consent at any time.

Please note: We will contact you by phone only if there is a problem with your email address.
The information provided is confidential and will not be used for any purpose other than that described.

Please Print:

____________________________________

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Manulife Financial Corporation – 2010 Q3 Report

www.manulife.com

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